Exhibit 2.1

Execution Version

EQUITY PURCHASE AGREEMENT

BY AND AMONG

THE BOWERS GROUP, INC.,

WAYNE E. BOWERS REVOCABLE LIVING TRUST,

QUIET HARBOR TRUST,

THE DAVID J. O’DONNELL REVOCABLE TRUST DATED NOV. 15, 2008,

LEGENCE SUBSIDIARY HOLDINGS, LLC,

AND

LEGENCE CORP.

Dated as of November 13, 2025

i

EXHIBITS

Exhibit A	Form of Assignment in Lieu of Certificate
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Name Rights Agreement
Exhibit D	Form of R&W Insurance Policy
Exhibit E	Allocation Schedule
Exhibit F	Form of NewCo Joinder

SCHEDULES

Schedule 1.1(a)	Management Retention Bonus Payments
Schedule 2.6(d)	Consents
Schedule 2.6(h)	Specified Indebtedness
Schedule 5.4(a)	Conflicts
Schedule 5.4(b)	Governmental Consents
Schedule 5.4(c)	Material Contracts Consents
Schedule 5.5	Capitalization
Schedule 5.6	Subsidiaries
Schedule 5.7(a)	Financial Statements
Schedule 5.7(c)	Accounts Receivable
Schedule 5.7(e)	Inventory
Schedule 5.7(f)	WIP Report
Schedule 5.8(a)	No Liabilities; Indebtedness
Schedule 5.8(b)	Credit Support Obligations
Schedule 5.9	Absence of Certain Changes
Schedule 5.10(a)	Material Contracts
Schedule 5.11(b)	Leased Real Property
Schedule 5.12	Intellectual Property
Schedule 5.13	Insurance
Schedule 5.14(a)	Legal Proceedings
Schedule 5.14(b)	Governmental Orders
Schedule 5.17(a)	Environmental Laws
Schedule 5.17(b)	Environmental Permits
Schedule 5.18(a)	Benefit Plans and Life Insurance Polices
Schedule 5.18(b)	Benefit Plans Exceptions
Schedule 5.18(c)	Company Multiemployer Plans
Schedule 5.18(f)	Transaction-Related Payments
Schedule 5.19	Employees
Schedule 5.20	Taxes
Schedule 5.22	Transactions with Related Persons
Schedule 5.23(a)	Material Customers
Schedule 5.23(b)	Material Suppliers
Schedule 5.24	Bank Accounts
Schedule 5.27	Product and Service Warranties
Schedule 6.2(b)	Purchaser’s Conflicts
Schedule 7.2	Interim Operating Covenants
Schedule 7.8(i)	Tax Refunds
Schedule 9.1(a)	Monetary Damages

v

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT is made as of November 13, 2025 (the “Effective Date”), by and among The Bowers Group, Inc., a Maryland corporation (the “Company”), Wayne E. Bowers Revocable Living Trust, Quiet Harbor Trust, The David J. O’Donnell Revocable Trust dated Nov. 15, 2008 (each a “Seller” and collectively, “Sellers”), Legence Subsidiary Holdings, LLC, a Delaware limited liability company (“Purchaser”), and Legence Corp., a Delaware corporation (“Purchaser Parent”). The Company, Sellers, Purchaser and Purchaser Parent are each sometimes referred to in this Agreement as a “Party,” and collectively as the “Parties.” Certain capitalized terms used in this Agreement have the meanings set forth in Article I.

RECITALS

WHEREAS, Sellers beneficially and of record own forty-one thousand two hundred and twelve (41,212) shares of capital stock, par value of $1.00, of the Company, of which nine thousand one hundred (9,100) shares are classified as voting common stock and thirty two thousand one hundred twelve are classified as non-voting stock (32,112) (the “Shares”), which constitute all of the issued and outstanding Equity Interests of the Company;

WHEREAS, the Group Companies are currently engaged in the business of providing specialty mechanical contracting and services to general contractors and building owners (the “Business”);

WHEREAS, Sellers will cause the Reorganization Transactions (as defined herein) to occur and, immediately after the Reorganization Transactions, NewCo (as defined herein) will own 100% of the Equity Interests of the Company (the “Company Interests”) and Sellers will own 100% of the Equity Interests of NewCo;

WHEREAS, Purchaser desires to purchase from NewCo, and Sellers desire to cause NewCo to sell to Purchaser, all of the Company Interests, upon the terms and subject to the conditions contained in this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of each of Purchaser and Purchaser Parent to enter into this Agreement, the Specified Persons have entered into and delivered the Support Agreements (as defined below) to Purchaser and Purchaser Parent.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following terms shall have the following meanings for purposes of this Agreement:

“Accounting Firm” has the meaning set forth in Section 3.3(c).

“Acquisition Transaction” has the meaning set forth in Section 7.14.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is under common control with or is controlled by such specified Person. The term “control” (including its correlative meanings “under common control with” and “controlled by”) as used in the preceding sentence means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of securities or partnership or other interests, by contract or otherwise.

“Agreement” means this Equity Purchase Agreement, including all Exhibits and Schedules.

“Allocation Schedule” has the meaning set forth in Section 7.8(e).

“Alternative Financing” has the meaning set forth in Section 7.11(d).

“Anti-Corruption Laws” means all applicable domestic or foreign Laws related to the prevention of bribery and corruption, including the Foreign Corrupt Practices Act of 1977.

“Associated Person” means, with respect to a Person, any of such Person’s former, current and future Affiliates, directors, officers, employees, incorporators, agents, attorneys, consultants, equity holders, members, stockholders, shareholders, controlling Persons, Representatives, managers, general or limited partners or assignees.

“Audited Financial Statements” has the meaning set forth in Section 5.7(a).

“Benefit Plan” has the meaning set forth in Section 5.18(a).

“Binder Agreement” has the meaning set forth in Section 7.5.

“Bowers Associates” has the meaning set forth in Section 2.2(a).

“Bowers Automotive” has the meaning set forth in Section 2.2(a).

“Bowers Inc.” has the meaning set forth in Section 2.2(a).

“Bowers National” has the meaning set forth in Section 2.2(a).

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Day” means any day of the year other than (a) any Saturday or Sunday or (b) any other day on which banks located in San Jose, California or New York, New York are authorized or required to be closed for business.

“Business Information” has the meaning set forth in Section 6.9(b).

“Business Relation” has the meaning set forth in Section 7.7(a).

“Cash Consideration” has the meaning set forth in Section 3.1(a).

“Classification Transactions” has the meaning set forth in Section 2.2(a).

“Closing” has the meaning set forth in Section 2.3.

“Closing Conditions Satisfaction Date” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Closing Statement” has the meaning set forth in Section 3.2(a).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in Section 5.5(a).

“Company” has the meaning set forth in the recitals to this Agreement.

“Company Conversion” has the meaning set forth in Section 2.2(c).

“Company Intellectual Property” means the Intellectual Property owned or purported to be owned by any Group Company.

“Company Interests” has the meaning set forth in the recitals to this Agreement.

“Company’s Knowledge” or any similar expression with regard to the knowledge or awareness of, or receipt of notice by, the Group Companies means the actual knowledge, as of the date hereof, of Richard Harrington, Tracey Phipps, Tom Palmer, Mark Briggs, Scott Sheppard, Kenneth Colburn, Wayne Bowers and David O’Donnell, without any implication of verification or investigation concerning such knowledge.

“Company Multiemployer Plan” has the meaning set forth in Section 5.18(d).

“Company Records” means all customer lists, supplier lists, product price lists, sales records, product specifications, advertising materials, engineering data, maintenance schedules, and operating and production records, in each case that are owned by any Group Company.

“Company Systems” means the computer systems, Software, servers, networks, and all other information technology owned or used by or on behalf of any Group Company.

“Confidential Information” has the meaning set forth in Section 7.7(a).

“Confidential Information Memorandum” means the confidential information memorandum titled “Project Spider”, dated as of June 2025.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of March 4, 2025, by and between Legence Holdings LLC and the Company.

“Consent” means a consent, authorization, or approval of, or a filing or registration with, a Person.

“Continuation Period” has the meaning set forth in Section 7.10(a).

“Continuing Employees” has the meaning set forth in Section 7.10(a).

“Contract” means any contract, agreement, lease, license, sales order, purchase order, indenture, mortgage, note, bond, guaranty, or other legally binding arrangement.

“Contracting Parties” has the meaning set forth in Section 10.3.

“Contractors” has the meaning set forth in Section 5.19(a).

“Cybersecurity Measures” means such improvements, updates or upgrades to the Company Systems reasonably requested by Purchaser pursuant to the process set forth in Section 7.18, which may include upgrading the Group Companies’ network security infrastructure and transitioning the Group Companies to Purchaser’s preferred cybersecurity tools and systems.

“D&O Indemnitees” has the meaning set forth in Section 7.9(a).

“D&O Releasor” has the meaning set forth in Section 7.9(d).

“Data Room” means the virtual data room, having the name “Project Spider” and hosted by Datasite, established by Sellers or their Representatives in connection with the Transactions.

“Data Security Requirements” means all (a) public privacy and security policies of any Group Company, (b) Laws governing the collection, use, storage, processing, sharing, transfer or disclosure of Personal Information and the protection of Company Systems, (c) industry and self-regulatory standards to which any Group Company is bound or to which it purports to adhere (including, if applicable, the Payment Card Industry Data Security Standard), and (d) Contracts to which any Group Company is a party or is otherwise bound, to the extent relating to the collection, use, storage, processing, sharing, transfer or disclosure of Personal Information.

“Debt Financing” has the meaning set forth in Section 6.4(b).

“Debt Financing Commitment Letter” has the meaning set forth in Section 6.4(b).

“Debt Financing Sources” means the Persons that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Debt Financing Commitment Letter or in connection with all or any part of the Debt Financing described therein, or replacement debt financings, including Alternative Financing, in connection with the transactions contemplated by this Agreement, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, attorneys, agents and representatives and their respective permitted successors and permitted assigns.

“Deferred Consideration” has the meaning set forth in Section 3.5.

“Deferred Consideration Date” has the meaning set forth in Section 3.5.

“Deferred Consideration Shares” has the meaning set forth in Section 3.6.

“Definitive Financing Agreements” has the meaning set forth in Section 7.11(a)(i).

“Disclosure Schedule” means the Disclosure Schedule delivered by Sellers and the Company to Purchaser on the date hereof.

“Dispute Notice” has the meaning given in Section 3.3(a).

“Dollars” or numbers preceded by the symbol “$” mean amounts in United States Dollars.

“Effective Date” has the meaning set forth in the preamble to this Agreement.

“Employee Misconduct Allegation” has the meaning set forth in Section 5.19(h).

“Employees” means those individuals that currently provide, or previously provided, services to a Group Company.

“Enforceability Exceptions” has the meaning set forth in Section 5.3.

“Environmental Claim” means any Proceedings against a Group Company or that would reasonably be expected to result in any Liability to a Group Company by any Person alleging any Liability (including Liability or responsibility for costs of enforcement proceedings, investigations, cleanup, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, cost recovery, contribution, indemnification, and injunctive relief) arising out of, based on, or resulting from: (a) the presence of, Release of, or exposure to any Hazardous Materials; (b) any actual or alleged non-compliance with or Liability under any Environmental Law or term or condition of any Environmental Permit; or (c) the termination, cancellation or material modification of any Environmental Permit.

“Environmental Law” means any Law relating to pollution, human and worker health and safety (as related to exposures to Hazardous Materials) or the protection of the environment including the following (including their implementing regulations and any state analogs), in each case as amended: the Comprehensive Response, Compensation, and Liability Act (“CERCLA”), 42 U.S.C. §§ 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970 (as related to exposures to Hazardous Materials), 29 U.S.C. §§ 651 et seq.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice of any Liability under or violation of any Environmental Law, including with respect to any Environmental Claim.

“Environmental Permit” means any Permit, letter, clearance, waiver, closure, exemption, decision, or other action required under or issued, granted, given, authorized by, or made under any Environmental Law.

“Equity Interests” means shares of capital stock, limited liability company membership interests, partnership interests, or other equity or equity-based interests of an entity (including options, restricted share units, warrants, phantom equity, equity appreciation, profits interests or similar equity or equity-based rights), as applicable.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means, with respect to any Person, any corporation, trade, or business which, together with such Person, is, or at any relevant time was, treated as a single employer under Section 414 of the Code.

“Estimated Leakage Amount” means the Leakage Amount as of Closing estimated in good faith by Sellers and included in the Closing Statement.

“Estimated Transaction Expenses” has the meaning set forth in Section 3.2(a).

“Family” means (a) an individual’s spouse or spousal equivalent and any former spouses or spousal equivalents and (b) any other individual who is related to the individual or the individual’s spouse or spousal equivalent (or any former spouse or spousal equivalent) within the second degree.

“Final Purchase Price” means the Purchase Price, as the same becomes final and binding pursuant to Section 3.3.

“Financial Statements” has the meaning set forth in Section 5.7(a).

“Fraud” means, with respect to the making of a representation or warranty expressly and specifically made by Sellers in Article IV or the Group Companies in Article V, in each case qualified by the Disclosure Schedule or by any Related Agreement that (a) was false when made; (b) was made with the actual knowledge (as opposed to imputed or constructive knowledge) that such representation or warranty was false when made, with such individual making such representation or warranty with the specific intention of inducing the Party to whom such representation is made to act, or refrain from acting, in reliance upon such false representation; (c) causes such Party, in reasonable reliance upon such false representation, to take or refrain from taking action; and (d) causes such Party to suffer actual damage by reason of such reasonable reliance. For the avoidance of doubt, “Fraud” shall not include equitable fraud, promissory fraud, unfair dealings fraud, constructive fraud, or any fraud based on constructive knowledge, negligent misrepresentation, recklessness or any similar theory. No Party shall be liable for or as a result of any other Person’s Fraud; including through equitable claims (such as unjust enrichment) not requiring proof of wrongdoing committed by the subject of such claims.

“GAAP” means United States generally accepted accounting principles as in effect from time to time and consistently applied.

“Government Contract” means any Contract for the sale of supplies or provision of services, currently in performance or that has not been closed that is between the Company and a Governmental Authority or entered into by the Company as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Authority.

“Governmental Authority” means any federal, state, provincial, local, foreign, or supra-national government or other political subdivision thereof or any entity, body, authority, agency, commission, court, tribunal, or judicial body, arbitrator or arbitral body (whether public or private) exercising executive, legislative, judicial, regulatory, or administrative law functions, including quasi-governmental entities established to perform such functions.

“Group Companies” means the Company and each of its Subsidiaries.

“Hazardous Materials” means any: (a) material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas (in each case whether or not naturally occurring) that is hazardous, toxic, or otherwise regulated under, or which may form the basis of liability under, Environmental Laws; and (b) petroleum or petroleum-derived products, radon, radioactive materials or wastes, per- and polyfluoroalkyl substances, asbestos in any form, lead or lead-containing materials, noise, odor, toxic mold, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“Hogan Lovells” means Hogan Lovells US LLP.

“HSR Act” means the Hart Scott Rodino Antitrust Improvement Act of 1976 and the rules and regulations promulgated thereunder.

“Income Tax” means any: (a) Tax that is based on, measured by, or calculated with respect to gross or net income or, gross or net receipts or profits (however denominated), including the U.S. federal income tax and any gross receipts, business franchise, capital gains, alternative minimum and net worth Taxes, (b) Taxes based upon, measured by, or calculated with respect to multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based, measured by, or calculated with respect to is included in clause (a) above, or (c) withholding or similar tax imposed in lieu of Taxes included in clause (a) or (b) above.

“Insurance Policies” has the meaning set forth in Section 5.13.

“Intellectual Property” means all intellectual property and proprietary rights throughout the world, including (a) inventions (whether patentable or not), patents and pending patent applications, including provisionals, continuations, divisionals, continuations-in-part, reissues, or reexaminations thereof, all patents that may issue on such applications, and all rights therein provided by applicable Law, (b) Trademarks, (c) copyrightable works and works of authorship (including Software), copyrights, registrations and applications for registration thereof, and all rights therein provided by applicable Law, (d) Trade Secrets and know-how, and (e) rights in Software.

“Intended Tax Treatment” has the meaning set forth in Section 7.8(d).

“Interim Financial Statements” has the meaning set forth in Section 5.7(a).

“Labor Troubles” has the meaning set forth in Section 5.19(d).

“Law” means any law, statute, regulation, ordinance, rule, code, Order, requirement, or rule of law (including common law) enacted, promulgated, or imposed by any Governmental Authority.

“Leakage” means:

(a) any dividend or other distribution (whether in cash or in-kind) declared, paid or made, or agreed to be paid or made, by any Group Company to or for the benefit of any Seller Party or such Seller Party’s Related Person (other than any other Group Company);

(b) any payment or economic benefit made by any Group Company to or for the benefit of any Seller Party, such Seller Party’s Related Person or other Person (other than any other Group Company), for the purchase, repurchase, redemption or repayment, directly or indirectly, of any Equity Interest of a Group Company, or any other return of capital by a Group Company to any Seller Party, such Seller Party’s Related Person or other Person (other than any other Group Company);

(c) any other payment made by any Group Company to or for the benefit of any Seller Party or such Seller Party’s Related Person (whether or not such Person is a current or former Employee or other individual service provider), but excluding any other Group Company, including for any consultant, advisory, management, monitoring, service, shareholder or other fees, costs, payments, charges, compensation, bonuses, commissions, incentives, retention payments, severance, deferred compensation, vacation, benefits related contributions or payments, or other payments of a similar nature (together with the employer portion of any payroll, social security, unemployment or similar Taxes incurred in connection with such payments);

(d) any payments made that are made outside the Ordinary Course of Business or inconsistent with past practice in respect of salaries or wages (as applicable), directors’ fees, benefits contributions except as required by applicable Law or the terms of a Benefit Plan or collective bargaining agreement as in effect as of the date hereof;

(e) any gift, transfer or surrender of assets (including cash), rights, or other benefits by a Group Company to, or for the benefit of, any Seller Party or such Seller Party’s Related Person (other than any other Group Company) other than on an arm’s-length basis;

(f) any acquisition or purchase by a Group Company of any asset or service at a value which is more than its market value or otherwise than on an arm’s-length basis from or for the benefit of any Seller Party or such Seller Party’s Related Person (other than any other Group Company);

(g) the creation or assumption of any liability or obligation, including any guarantee or indemnity, or the creation or amendment of any Liens, by any Group Company for the benefit of any Seller Party or such Seller Party’s Related Person (other than any other Group Company);

(h) any waiver, forgiveness, release, discharge, discount or deferral by any Group Company, of any obligation, or any claim in respect thereof, or amount owed to that Group Company by any Seller Party or such Seller Party’s Related Person (other than any other Group Company);

(i) any payment made by any Group Company in respect of (i) non-resident state Income Tax withholding or any Group Company’s election or other action to be subject to Income Tax at the entity level that would have been borne by the direct or indirect equityholders of such Group Company had no such election been made or action taken (e.g., any “Specified Income Tax Payment” as defined by IRS Notice 2020-75) for such taxable period or (ii) any Group Company’s election under Section 444 to have a taxable year other than the calendar year;

(j) any payment of principal of, or interest on, any loan or other debt obligation, in each case, by a Group Company from or for the benefit of any Seller Party or such Seller Party’s Related Person;

(k) any agreement, arrangement or other commitment by any Group Company to do or give effect to any of the matters referred to in paragraphs (a) to (i) (inclusive) above;

(l) any payments made in respect of salaries or wages (as applicable), directors’ fees, benefits contributions (as required by applicable Law or the terms of a Benefit Plan or collective bargaining agreement as in effect as of the date hereof) to the Specified Persons and the Specified Persons’ Related Persons; or

(m) any Tax paid or payable by any Group Company as a consequence of any of the matters referred to in paragraphs (a) to (k) above;

provided, however, in each case, Leakage shall exclude any Permitted Leakage.

“Leakage Amount” means any Leakage (other than Permitted Leakage) that has occurred from (but excluding) the Locked Box Date until (and including) Closing.

“Leakage Claim Period” means the period from (and including) the Closing Date and expiring on the date that is ninety (90) days after the Closing Date.

“Leased Real Property” means the real property leased, subleased, licensed, used, or otherwise occupied by a Group Company.

“Leases” means all leases, subleases, licenses, concessions, use, or occupancy agreements pursuant to which a Group Company leases, subleases, licenses, occupies, enjoys, or otherwise uses the Leased Real Property, together with all amendments, extensions, renewals, restatements, supplements, subordination, non-disturbance and attornment agreements, assignments, and guaranties with respect thereto.

“Liability” means, without limitation, any direct or indirect liability, indebtedness, guarantee, endorsement, claim, cause of action, loss, demand, commitment, damage, deficiency, cost, expense, obligation or responsibility (whether accrued, absolute, contingent, mature, unmatured or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured and whether in contract or tort, at law, common law or equity or granted by statute, regulation or other applicable Law) of every kind and description, including all costs and expenses related thereto.

“Lien” means any lien, mortgage, pledge, security interest, imperfection of title, encroachment, lease, license, easement, right-of-way, covenant, condition, restriction, adverse claim, or other encumbrance.

“Life Insurance Policies” means policies of life insurance set forth on Schedule 5.18(a).

“Lock-Up Agreement” has the meaning set forth in Section 2.6(f).

“Locked Box Accounts” means the Interim Financial Statements.

“Locked Box Date” means 11:59 p.m. Eastern Time on September 30, 2025.

“Losses” means any and all actual losses, claims, damages, judgments, penalties, Taxes, Liabilities, costs and reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel).

“Management Retention Bonus Payments” means the payments due pursuant to the Company’s Transaction and Retention Bonus Award Agreements and Transaction and Retention Bonus Award Agreements Letters (substantially in the form made available to Purchaser), as applicable, with each of the individuals listed on Schedule 1.1(a).

“Material Adverse Effect” means any event, change, occurrence, fact or condition that, individually or in the aggregate, has had a material adverse effect on (x) the results of operations, condition (financial or otherwise), assets or Liabilities of the Group Companies or the Business, each taken as a whole, or (y) the ability of Sellers or the Group Companies, as applicable, to consummate the Transactions, excluding, in each case, any event, change, occurrence, or adverse effect directly or indirectly resulting, either alone or in combination, from: (a) effects generally affecting the industries or segments thereof in which the Group Companies operate (including changes in general market prices and regulatory changes affecting such industries or segments generally); (b) general business, economic, or political conditions (or changes therein); (c) events affecting the financial, credit, or securities markets in the United States or in any other country or region in the world, including changes in interest rates or foreign exchange rates; (d) any outbreak or escalation of hostilities or declared or undeclared acts of war, sabotage, terrorist attack, or any other act of terrorism; (e) earthquakes, hurricanes, tornadoes, floods, or other natural disasters, weather conditions, epidemics, pandemics or disease outbreak, or other force majeure events in any state, country, or region of the world; (f) any failure by the Group Companies to meet budgets, plans, projections, or forecasts (whether internal or otherwise) for any period (it being understood that the underlying cause of the failure to meet such budgets, plans, projections, or forecasts may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by this definition); (g) changes in Law or interpretation thereof or GAAP or other accounting principles or interpretation thereof; (h) events attributable to the public announcement of the execution of this Agreement or any Related Agreement, the public announcement of the transactions contemplated hereby or thereby, or the consummation of the transactions contemplated hereby or thereby; (i) any action or omission to act taken by Sellers or the Group Companies, which action or omission is (1) expressly required, permitted, or contemplated by this Agreement or any Related Agreement or (2) consented to or requested by Purchaser; (j) strikes, slowdowns, lockouts, organizing campaigns or work stoppages; (k) any reduction in the price of services or products offered by the Group Companies in response to the reduction in price of comparable services or products offered by a competitor; (l) any bankruptcy, insolvency, or other financial distress of any customer, supplier, or other counterparty of the Group Companies; or (m) failure to secure future bonding arrangements of any Group Company. Notwithstanding the foregoing, in the case of the foregoing clauses (a) through (g) and (j), such event shall be taken into account in determining whether there has been, is, or is reasonably expected to be, a Material Adverse Effect to the extent that it disproportionately affects the Group Companies relative to similarly situated Persons or businesses that operate in industries or geographies in which the Group Companies operate.

“Material Contracts” has the meaning set forth in Section 5.10(a).

“Material Customers” has the meaning set forth in Section 5.23(a).

“Material Suppliers” has the meaning set forth in Section 5.23(b).

“Matter” has the meaning set forth in Section 10.2.

“Multiemployer Plan” has the meaning given to such term in Section 3(37) of ERISA.

“Name Rights Agreement” has the meaning set forth in Section 2.6(g).

“New Plans” has the meaning set forth in Section 7.10(b).

“NewCo” means a Delaware limited liability company formed and wholly owned by Sellers in connection with the Reorganization Transactions.

“NewCo Contribution” has the meaning set forth in Section 2.2(b).

“NewCo Joinder” has the meaning set forth in Section 11.25.

“Non-Recourse Persons” has the meaning set forth in Section 10.3.

“Non-Union 401(k) Plan Termination Documentation” has the meaning set forth Section 7.10(c).

“Non-Union Retirement Plan” has the meaning set forth in Section 7.10(c).

“Notice of Acceptance” has the meaning set forth in Section 3.3(b)(i).

“Notice of Disagreement” has the meaning set forth in Section 3.3(b)(ii).

“Open Source Software” means any Software (a) subject to a license arrangement or other distribution model qualifying for the “Open Source” definition promulgated by the Open Source Initiative at www.opensource.org/osd or any other public domain or “community” (or similar) materials or listed at http://www.opensource.org/licenses or (b) otherwise distributed or licensed as “free software,” “open source software,” or under similar terms or models.

“Option” means any option (whether vested or unvested) to purchase Shares or any other Equity Interest of a Group Company.

“Order” means any order, judgment, decree, decision, award, injunction, stipulation, or consent order of or with any Governmental Authority.

“Ordinary Course of Business” means business conduct that is within normal commercial customs and practices as part of the Business.

“Organizational Documents” means the certificate or articles of incorporation, certificate of formation, bylaws, limited liability company agreement, or other governing documents of an entity, as applicable, in each case as amended.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Party” and “Parties” have the meanings set forth in the preamble to this Agreement.

“Pass-Through Tax” means any Income Tax based on or measured by the income or net income of any Group Company for which the direct or indirect owner(s) of the Company have primary Liability under the Code or other applicable foreign, state or local Law.

“Pass-Through Tax Return” means any Tax Return relating to Pass-Through Taxes.

“Payment Information” has the meaning set forth in Section 3.2(a).

“Payoff Letters” has the meaning set forth in Section 2.6(h).

“Permit” means any permit, license, certification, approval, or other authorization required to be obtained by any Governmental Authority.

“Permitted Leakage” means:

(a) repayment of the principal amount and accrued interest of the indebtedness of the Group Companies listed on Schedule 2.6(h);

(b) payment of the Transaction Expenses;

(c) any payments made in accordance with past practice and without the exercise of discretion in respect of salaries or wages (as applicable), directors’ fees, benefits contributions (as required by applicable Law or the terms of a Benefit Plan or collective bargaining agreement as in effect as of the date hereof), except with respect to payments made to the Specified Persons and the Specified Persons’ Related Persons;

(d) any amount in respect of which an accrued expense or provision has been recorded in the Locked Box Accounts;

(e) any other payment, accrual, transfer of assets or assumption of Liability, or other transfer of value, by any Group Company which Purchaser has previously approved in writing;

(f) any payment made or agreed to be made by or on behalf of any Group Company pursuant to this Agreement or the Related Agreements; and

(g) cash dividends or distributions in the aggregate amount up to fifty-seven million, seven hundred eighty-three thousand Dollars ($57,783,000) from the Company to Sellers (the “Cash Dividend”), so long as after giving effect to any such dividend or distribution, the aggregate amount of cash remaining in the Group Companies is equal to or greater than zero Dollars ($0).

“Permitted Liens” means: (a) Liens for or in respect of Taxes or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (b) workers’, mechanics’, materialmen’s, repairmen’s, suppliers’, carriers’, tenants’, or similar Liens arising in the Ordinary Course of Business or by operation of law with respect to obligations that are (x) not yet delinquent or (y) being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (c) restrictions (including any zoning, entitlement, conservation, restriction, and other land use regulations by Governmental Authorities), easements, rights-of-way, other similar matters of record that do not materially impair the use of the real property, leases, or leasehold estates affected thereby; (d) non-monetary Liens that do not materially impair the value of the property subject to such Liens or the use of such property in the Business; (e) Liens arising from leases of personal property; (f) non-exclusive licenses of Intellectual Property granted to customers in the Ordinary Course of Business; (g) Liens on leases subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest, in each case, which are not currently being enforced as a result of a breach by any Group Company; and (h) in the case of the Leased Real Property, any matters affecting the fee estate of the fee owner of such Leased Real Property.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, Governmental Authority, or other legal entity.

“Personal Information” means any information which directly or indirectly can reasonably be used to identify, is related to, describes or is reasonably capable of being associated with, or could reasonably be linked with a natural person, or is otherwise protected by or defined as “personal data,” “personally identifying information,” “personal information” or similar term by any Law.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date including any portion of a Straddle Period ending on the Closing Date.

“Privileged Communications” has the meaning set forth in Section 11.17(a).

“Proceeding” means an action, suit, mediation, arbitration, claim, proceeding, audit, investigation, complaint, Order, demand, examination, hearing, inquiry, lawsuit, charge or other litigation, whether in Law or equity, by or before any Governmental Authority.

“Proposed Adjustments” has the meaning set forth in Section 3.3(b)(ii).

“Protected Communications” means, at any time, any and all communications in whatever form, whether written, oral, video, electronic or otherwise, that shall have occurred between or among any of Sellers, any Group Company or any of their respective Associated Persons (including Hogan Lovells) relating to or in connection with the Transaction Agreements, the events and negotiations leading to the Transaction Agreements, any of the Transactions or any other potential sale or transfer of control transaction involving any Group Company prior to the Closing Date.

“Public Health Event” means any disease outbreak, cluster, endemic, epidemic, pandemic or plague, regardless of stage, that negatively impacts or could reasonably be expected to negatively impact the Group Companies or the operation of the Business on a short-term or long-term basis, including the outbreak or escalation of the COVID-19 coronavirus.

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser 401(k) Plan” has the meaning set forth in Section 7.10(c).

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 6.1 (Organization; Authorization of Purchaser); Section 6.2(b)(iii) (No Conflicts); and Section 6.6 (Brokers).

“Purchaser Group Member” has the meaning set forth in Section 11.16.

“Purchaser Parent” has the meaning set forth in the preamble to this Agreement.

“Purchaser Parent Common Stock” means shares of Purchaser Parent’s Class A common stock, par value $0.01 per share.

“Purchaser Releasee” has the meaning set forth in Section 10.2.

“Purchaser Specified Closing Date” has the meaning set forth in Section 2.3.

“Q Sub Election” has the meaning set forth in Section 2.2(b).

“Qualified Benefit Plan” has the meaning set forth in Section 5.18(b).

“R&W Insurance Policy” means a buyer-side representation and warranty insurance policy obtained by Purchaser or one of its Affiliates in connection with the transactions contemplated by this Agreement.

“R&W Insurer” means Euclid Transactional, LLC and any successor thereof under the R&W Insurance Policy.

“Reference Price” means the volume weighted average sales price as traded on The Nasdaq Stock Market LLC of the shares of Purchaser Parent Common Stock, calculated for the ten (10) trading day period ending on the last trading day that occurs at least three (3) days prior to either (a) the Effective Date, with respect to the Stock Consideration or (b) the Deferred Consideration Date, with respect to the Deferred Consideration Shares.

“Related Agreement” means any Contract that is to be entered into at the Closing or otherwise pursuant to this Agreement on or prior to the Closing Date (including the Debt Financing Commitment Letter, the Lock-Up Agreements, the Name Rights Agreement, and the Support Agreements).

“Related Person” means, with respect to any Person: (a) that is not an individual, any Associated Person; and (b) that is an individual: (i) each other member of such individual’s Family; (ii) any Affiliate of the individual or one or more members of the individual’s Family; (iii) any Person in which the individual or members of the individual’s Family hold (individually or in the aggregate) at least one percent (1.0%) of the outstanding Equity Interests in such Person; and (iv) any Person with respect to which the individual or one or more members of the individual’s Family serves as a director, officer, manager, employee, partner, executor, or trustee (or in any other similar capacity).

“Related Persons Contract” has the meaning set forth in Section 7.13.

“Release” means any actual or threatened releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing, or allowing to escape or migrate into or through the indoor or outdoor environment (including ambient air, surface water, groundwater, land surface, or subsurface strata or within any building, structure, facility, or fixture).

“Releasees” has the meaning set forth in Section 10.2.

“Releasor” has the meaning set forth in Section 10.2.

“Reorganization Transactions” has the meaning set forth in Section 2.2.

“Representation Letter” has the meaning set forth in Section 3.6.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and their respective directors, managers, officers, employees, agents, insurance providers, and advisors.

“Required Amount” has the meaning set forth in Section 6.4(b)(ii).

“Required Financing Information” means the financial statements required by Paragraph 4 of Exhibit C to the Debt Financing Commitment Letter as in effect on the date hereof.

“Restricted Period” has the meaning set forth in Section 7.7(b).

“Rule 144” has the meaning set forth in Section 3.6.

“Sanctioned Party” means (a) any Person included on one or more of the Sanctioned Party Lists or (b) any Person that is 50% or greater owned by or acting on behalf of (i) a Person on the Specially Designated Nationals and Blocked Persons List administered by the U.S. Department of Treasury, Office of Foreign Assets Control or (ii) a Person that is organized, headquartered or a resident in Cuba, Iran, North Korea, Syria or the Crimea, the so-called Donetsk People’s Republic or the so-called Luhansk People’s Republic regions of Ukraine (“Sanctioned Countries”).

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” has the meaning set forth in Section 5.12(h).

“Seller Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Existence and Power); Section 4.2 (Authority; Binding Agreement); Section 4.3(a) (No Conflict; Required Consents); Section 4.4 (Capitalization); Section 4.6 (Brokers); Section 5.1 (Organization; Good Standing; and Qualification); Section 5.2 (Authority; Board Approval); Section 5.4(a)(i) (No Conflicts; Consents); Section 5.5 (Capitalization); Section 5.6 (Subsidiaries); Section 5.20 (Taxes); Section 5.21 (Brokers); and Section 5.22 (Transactions with Related Persons).

“Seller Group Member” has the meaning set forth in Section 11.16.

“Seller Party” means, collectively, Sellers and NewCo.

“Seller Releasee” has the meaning set forth in Section 10.2.

“Seller Transaction Documents” has the meaning set forth in Section 4.2.

“Sellers” has the meaning set forth in the preamble to this Agreement.

“Shareholders Agreement” means that certain Amended and Restated Shareholders’ Agreement, dated as of October 1, 2021, by and among Sellers and the Company, as amended by that certain Amendment to Amended and Restated Shareholders’ Agreement, dated as of April 5, 2022.

“Shares” has the meaning set forth in the recitals to this Agreement.

“Shortfall Amount” has the meaning set forth in Section 3.3(c).

“Software” means computer software and databases, together with, as applicable object code, source code, firmware, files, development tools, and embedded versions thereof, and documentation related thereto.

“Solvent” means, when used with respect to any Person as of any particular date, that (a) the amount of the “present fair saleable value” (as such term is generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors) of its assets will, as of such date, exceed the amount of all of its Liabilities as of such date, (b) it will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged, and (c) it will be able to pay its debts as they mature.

“Specified Courts” has the meaning set forth in Section 11.13.

“Specified Persons” means Wayne E. Bowers, David J. O’Donnell and Kenneth W. Colburn.

“Stock Consideration” has the meaning set forth in Section 3.1(a).

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to a specified Person, any Person of which securities or other interests having the power to elect a majority of that other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the specified Person or one or more of its Subsidiaries.

“Support Agreements” means those certain Support Agreements entered into by each of the Specified Persons and Purchaser, dated as of the Effective Date.

“Surplus Amount” has the meaning set forth in Section 3.3(d).

“Tail Policy” has the meaning set forth in Section 7.9(d).

“Tangible Assets” has the meaning set forth in Section 5.11(d).

“Tax” or “Taxes” means (a) any and all taxes and similar charges, fees, duties, levies, or other assessments (including income, gross receipts, net proceeds, ad valorem, withholding, turnover, real or personal property (tangible and intangible), occupation, customs, import and export, sales, use, franchise, excise, goods and services, value added, stamp, user, transfer, registration, recording, fuel, profit, excess profits, occupational, interest equalization, windfall profits, payroll, unemployment, and social security or other taxes or fees) that are imposed by any Governmental Authority and (b) any interest, penalties, or additions to tax attributable thereto (or attributable to the nonpayment thereof), whether disputed or not “Tax Authority” means Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of any Tax.

“Tax Contest” has the meaning set forth in Section 7.8(f).

“Tax Gross Up Amount” means an aggregate amount equal to six million Dollars ($6,000,000).

“Tax Return” means any report, return, or other information or filing supplied or required to be supplied to a Governmental Authority in connection with any Taxes (including any schedules or attachments thereto and amendments thereof), including any information return, claim for refund, amended return, election and declaration of estimated Tax.

“Ticking Fee” has the meaning set forth in Section 3.1.

“Trade Control Laws” means: (a) the Arms Export Control Act (22 U.S.C. §2778), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Act of 1979 (50 U.S.C. app. 2401-2420), the Export Control Reform Act of 2018 (50 U.S.C. §4801(2)), the Export Administration Regulations (15 C.F.R. Parts 730-774), the Foreign Assets Control Regulations (31 C.F.R. Parts 500-598), the Laws administered by U.S. Customs and Border Protection (19 C.F.R. Parts 1-199), Uyghur Forced Labor Prevention Act, and any other statutory or regulatory requirements of the United States or other applicable country regulating exports, imports, re-exports, transfers, or other transactions, including the export, re-export or transfer of goods, services, technology, or technical data from the United States, anti-boycott laws and regulations implemented by the U.S. Departments of Commerce and Treasury, as well as any economic sanctions, trade embargoes, boycotts, and payment of customs duties; and (b) any applicable Law of a non-U.S. Governmental Authority regulating economic sanctions or trade embargoes, or exports, imports or re-exports to or from such foreign country, including the export or re-export of any good, service or technical data.

“Trade Secret” means trade secrets, Confidential Information, proprietary information, know-how, drawings, designs, inventions, discoveries, formulae, practices, processes, procedures, ideas, specifications, databases and data collections which constitute a “trade secret” under applicable Law.

“Trademarks” mean trademarks, service marks, trade dress, trade names, logos and slogans, Internet domain names, other similar designations of source or original and general intangibles of like nature, any and all common law rights thereto, and registrations and applications for registration thereof (including intent-to-use applications), all rights therein provided by applicable Law, and all reissues, extensions and renewals of any of the foregoing together with the goodwill symbolized by or associated with any of the foregoing.

“Transaction Agreements” means this Agreement and the Related Agreements.

“Transaction Expenses” means, without duplication and to the extent (a) not paid by or on behalf of Sellers or any Group Company or otherwise accrued as of the Locked Box Date or (b) incurred, accrued or paid by or on behalf of Sellers or any Group Company following the Locked Box Date, the aggregate amount of (i) all out-of-pocket fees, costs and expenses incurred by, or on behalf of, any Group Company on or prior to the Closing Date, in each case for which any Group Company is liable for payment, in connection with the negotiation, preparation, execution and consummation of the Transactions (and any documents contemplated thereby, including the general sale process of the Group Companies), including fees, costs and expenses of counsel, advisors, consultants, investment bankers, accountants and auditors and experts and (ii) all severance (including, for the avoidance of doubt, related to any “walk rights”), bonuses, change of control, transaction, stay or retention payments (including, for the avoidance of doubt, the Management Retention Bonus Payments), phantom equity, or similar amounts that are due and payable as a result of or in connection with the consummation of the Transactions (including in combination with any other event), together with the employer portion of any payroll, social security, unemployment or similar Taxes incurred in connection with such payments pursuant to this clause (ii), calculated as if all such amounts were paid on the Closing Date. Notwithstanding anything to the contrary herein, “Transaction Expenses” shall exclude any costs, fees and expenses (x) related to or incurred in connection with (A) directors’ and officers’ Liability or otherwise in connection with Section 7.8(g) or (B) the filing fees in connection with any regulatory consent filing; and (y) incurred by Purchaser or its Affiliates to procure the R&W Insurance Policy.

“Transaction Tax Deduction” means any amounts arising as a result of or that are otherwise attributable to the consummation of the Transactions that are deductible for applicable Income Tax purposes, including, without limitation, amounts attributable to (a) any expense, Liability, or other item included in the computation of current Liabilities, indebtedness, and Transaction Expenses, in each case as finally determined pursuant to Section 3.3; (b) interest (including amounts treated as interest for U.S. federal Income Tax purposes), original issue discount, unamortized debt financing costs, breakage fees, consent fees, redemption, retirement, make-whole payments, or similar payments made by a member of the Group Companies as a result of the payment of any indebtedness in connection with the Closing; and (c) the payment by any Group Company prior to the Closing of any other costs, fees, or expenses incurred by any Group Company in connection with the Transactions that would have constituted current Liabilities, indebtedness and Transaction Expenses, but for the fact that they are not unpaid as of such time.

“Transactions” means the transactions contemplated by the Transaction Agreements.

“Transfer Taxes” has the meaning set forth in Section 7.8(c).

“Treasury Regulations” means the regulations promulgated under the Code as such regulations may be amended from time to time.

“Union 401(k) Plan Amendment Documentation” has the meaning set forth in Section 7.10(d).

“Unresolved Adjustments” has the meaning set forth in Section 3.3(c).

“Unresolved Balance” has the meaning set forth in Section 3.3(c).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and the regulations promulgated thereunder, as well as any similar Law.

“WIP Report” has the meaning set forth in Section 5.7(f).

Section 1.2 Other Definitional Provisions and Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Exhibits and Schedules attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine, or neuter gender or the singular or plural form of words in this Agreement shall not limit any provision of this Agreement. The meaning assigned to each term defined in this Agreement shall be equally applicable to both the singular and the plural forms of such term. The use of “including” or “include” will in all cases mean “including, without limitation” or “include, without limitation,” respectively. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any Contract (including this Agreement), document, or instrument shall mean such Contract, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement. Reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Underlined references to Articles, Sections, clauses, Exhibits or Schedules shall refer to those portions of this Agreement. The use of the terms “hereunder,” “hereof,” “hereto,” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Exhibit or Schedule to, this Agreement. All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement, unless otherwise defined in such certificate or other document. Any document, list, or other item shall be deemed to have been “provided” or “made available” to Purchaser for all purposes of this Agreement if such document, list, or other item was posted in the Data Room at least two (2) Business Days prior to the date hereof.

ARTICLE II

SALE AND PURCHASE OF THE COMPANY INTERESTS; CLOSING

Section 2.1 Sale and Purchase of the Company Interests. On the terms and subject to the conditions contained in this Agreement, at the Closing, Sellers shall cause NewCo to sell to Purchaser, and Purchaser shall purchase from NewCo, all of NewCo’s rights, title, and interest in the Company Interests, free and clear of any Liens (other than Liens imposed under applicable securities Laws), in exchange for the payment by Purchaser of the Purchase Price, as it may be adjusted pursuant to Article III.

Section 2.2 Reorganization Transactions. Prior to the Closing Date, Sellers shall have taken or caused to be taken the following actions (collectively, the “Reorganization Transactions”), in the following order:

(a) each of W.E. Bowers and Associates, Inc., a Maryland corporation (“Bowers Associates”), W.E. Bowers Inc., a Maryland corporation (“Bowers Inc.”), The Bowers Automotive Group, LLC, a Maryland limited liability company (“Bowers Automotive”), and Bowers National, Inc., a Maryland corporation (“Bowers National”) shall be converted from a “qualified subchapter S subsidiary” to an entity “disregarded as separate from its owner,” within the meaning of the Code or appliable Treasury Regulations, through entity classification elections (provided that Bowers Associates, Bowers Inc. and Bowers National shall first convert into a Maryland limited liability company), state Law statutory conversion, or merger (collectively, the “Classification Transactions”);

(b) each Seller shall have (i) contributed to NewCo each Seller’s Shares (which, at the time of such contribution, shall represent all Equity Interests of the Company) (the “NewCo Contribution”); and (ii) caused NewCo to make (A) a “protective” election on IRS Form 2553 to be treated as an S Corporation and (B) an election on IRS Form 8869 to treat the Company as a “qualified subchapter S subsidiary” of NewCo within the meaning of Section 1361(b)(3)(B) of the Code, effective as of the date of the NewCo Contribution, and indicate on Line 14 of such IRS Form 8869 that such election was being made in combination with a reorganization described in Section 368(a)(1)(F) of the Code and as described in IRS Revenue Ruling 2008-18 (the “Q Sub Election”); and

(c) at least one (1) day after the NewCo Contribution and the Q Sub Election, but no later than one (1) Business Day prior to the Closing Date, the Company shall have converted from a Maryland corporation into a Maryland limited liability company (the “Company Conversion”) pursuant to a certificate of conversion or equivalent that has been certified by the Secretary of State of the State of Maryland evidencing the completion of the Company Conversion.

Section 2.3 Closing. The consummation of the Transactions (the “Closing”) shall take place by electronic exchange of documents (by “portable document format,” email or other form of electronic communication) on the date that (x) is the next Business Day following the date on which each of the conditions set forth in Article VIII has been satisfied or waived, if permissible, by the Party entitled to the benefits of such condition (other than any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to the benefits of such conditions) (such day, the “Closing Conditions Satisfaction Date”), or (y) at such other place and at such other time as Sellers and Purchaser may agree; provided that the Closing Date shall not occur on or prior to the date that is forty-five (45) days from the date hereof; provided further that if the Closing Conditions Satisfaction Date occurs in the final fourteen (14) days of a calendar month, at the Purchaser’s sole election, the Closing Date may be deferred to the first Business Day of the next calendar month and (i) for the purposes of testing the satisfaction the closing conditions contained in Section 8.2(a), Section 8.2(c) and Section 8.3(a) references to “the Closing Date” shall be deemed to be replaced in Section 8.2(a), Section 8.2(c) and Section 8.3(a) with “the Closing Conditions Satisfaction Date”; and (ii) the certificates required to be delivered under Section 2.5(a) and Section 2.6(a) shall certify as to the satisfaction of the conditions set forth in Section 8.2(a) and Section 8.3(a) as of the Closing Conditions Satisfaction Date. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.4 Payments by Purchaser. At the Closing, Purchaser shall:

(a) (i) pay, or cause to be paid to, or for the benefit of, NewCo (A) the Cash Consideration and (B) the Tax Gross Up Amount, in each case, by wire transfer of immediately available funds to the account or accounts designated by Sellers in writing to Purchaser in the Payment Information, and (ii) cause Purchaser Parent to issue to NewCo the Stock Consideration;

(b) pay, or cause to be paid, on behalf of the Group Companies, the Transaction Expenses due and payable at the Closing by wire transfer of immediately available funds as directed by Sellers in the Payment Information; provided that any such Transaction Expense that is compensatory will be paid to the payroll system of the appropriate Group Company to be paid to the applicable service provider or employee of a Group Company, net of applicable withholding taxes; and

(c) pay, or cause to be paid, on behalf of the Group Company, the costs and expenses of obtaining the Tail Policy.

Section 2.5 Deliveries by Purchaser. At or prior to the Closing, Purchaser shall deliver, or cause to be delivered, to Sellers each of the following:

(a) a certificate, dated as of the Closing Date and executed by an officer of Purchaser, certifying as to the satisfaction of the conditions set forth in Section 8.3(a) and Section 8.3(b);

(b) evidence reasonably satisfactory to Sellers that the Tail Policy described in Section 7.9(b) has been obtained and bound.

Section 2.6 Deliveries by Sellers. At or prior to the Closing, Sellers shall deliver, or cause to be delivered, to Purchaser each of the following:

(a) a certificate or an assignment in lieu of certificate, duly executed by NewCo, in the form attached hereto as Exhibit A, with respect to the assignment of the Company Interests to Purchaser;

(b) a duly completed and executed Internal Revenue Service Form W-9 of NewCo;

(c) a certificate, dated as of the Closing Date and executed by an officer of the Company, certifying as to the satisfaction of the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c);

(d) written consents of applicable third parties in connection with the Transactions as set forth on Schedule 2.6(d), including the lessors in connection with the Transactions pursuant to the terms and conditions of the Leases set forth on Schedule 2.6(d);

(e) a lock-up agreement substantially in the form attached as Exhibit B to this Agreement (a “Lock-Up Agreement”), duly executed by NewCo and any other Person receiving Stock Consideration pursuant to the terms of this Agreement;

(f) a name rights agreement substantially in the form attached as Exhibit C to this Agreement (a “Name Rights Agreement”), duly executed by the Company and Wayne E. Bowers;

(g) at least three (3) Business Days prior to the Closing, draft payoff letters, release letters and other lien release documentation in form and substance reasonably acceptable to Purchaser, which such form shall be customary for transactions of this nature, from the holders of indebtedness of the Group Companies listed on Schedule 2.6(h) that (i) reflect the amounts required in order to pay in full all such indebtedness outstanding as of the Closing and (ii) provide that, upon payment in full of the amounts indicated, all Liens with respect to the assets of the Group Companies shall be terminated and of no further force and effect (the “Payoff Letters”); provided that, executed copies of the Payoff Letters shall be provided to Purchaser prior to or at the Closing;

(h) evidence reasonably satisfactory to Purchaser of the termination of the Shareholders Agreement, effective immediately prior to the consummation of the Reorganization Transactions;

(i) written resignations or removals of each director and officer of the Group Companies identified by Purchaser at least five (5) Business Days prior to the Closing, in a form reasonably satisfactory to Purchaser, with such resignations or removals effective concurrent with, and contingent upon, the Closing; and

(j) duly executed versions of (i) the Non-Union 401(k) Plan Termination Documentation and (ii) the Union 401(k) Plan Amendment Documentation.

ARTICLE III

PURCHASE PRICE; ADJUSTMENT

Section 3.1 Purchase Price. The purchase price for the Company Interests (the “Purchase Price”) shall be an amount equal to:

(a) two million, five hundred fifty-one thousand, six hundred seventy-two (2,551,672) shares of Purchaser Parent Common Stock (the “Stock Consideration”);

(b) plus the sum of the following amounts set forth in clauses (i)-(iv) (the “Cash Consideration”):

(i) an amount in cash equal to three hundred fifteen million, sixty seven thousand, five-hundred fifty-one Dollars ($315,067,551);

(ii) plus an amount equal to the product of (A) two hundred and four thousand Dollars ($204,000) and (B) the number of days from (but excluding) the Locked Box Date to (and including) the Closing Date (the “Ticking Fee”);

(iii) minus the Transaction Expenses;

(iv) minus the Estimated Leakage Amount (if any) set forth on the Closing Statement;

(c) plus the Tax Gross Up Amount;

(d) plus the Deferred Consideration, calculated in accordance with Section 3.5.

Prior to the Closing, the Seller shall cause the Company to make the full amount of the Cash Dividend; provided that if the full amount of the Cash Dividend is not available for distribution then the amount of the Cash Consideration shall be increased by the amount in which the actual amount distributed is less than the full amount of the Cash Dividend.

Section 3.2 Estimated Purchase Price.

(a) No later than five (5) Business Days prior to the Closing Date, Sellers shall deliver to Purchaser a written statement setting forth Sellers’ good faith calculation of (i) the Estimated Leakage Amount as of the Closing Date, or declaring that there has been no Leakage, as applicable and (ii) the estimated Transaction Expenses (the “Estimated Transaction Expenses”), in each case including reasonable supporting documentation related to such information and amounts (the “Closing Statement”) together with a true and (a) correct list of the names, amounts and wire instructions for each of the payees for any Transaction Expense that is being paid as of the Closing. During the period after the delivery of the Closing Statement and prior to the Closing, Purchaser shall have an opportunity to review the Closing Statement and Sellers shall reasonably cooperate with Purchaser in good faith to respond to any questions regarding the Closing Statement raised by Purchaser if the Closing Statement was delivered to Purchaser in accordance with this Section 3.2(a). The Estimated Leakage Amount, if any, and Estimated Transaction Expenses, will be subtracted from the Cash Consideration in accordance with Section 3.1(b).

(b) Purchaser and its Affiliates and Representatives shall be entitled to rely, without any independent investigation or inquiry, on names, amounts and wire instructions provided by Sellers, including pursuant to Section 3.2(a) and as set forth in the Closing Statement (collectively, the “Payment Information”). None of Purchaser or any of its Affiliates shall have liability to NewCo, Sellers or any of their Affiliates, any other payee set forth in the Payment Information or any other Person for relying on the Payment Information.

Section 3.3 Dispute of Leakage or Transaction Expenses; Dispute Notice.

(a) Purchaser may dispute only those Leakage Amounts or Transaction Expenses that were either (i) not included in the Closing Statement, or (ii) included but reasonably disputed by Purchaser. If Purchaser disputes the amounts set forth on the Closing Statement, Purchaser shall prepare and deliver to Sellers, within ninety (90) calendar days after the Closing, a statement setting forth any such Leakage Amounts and Transaction Expenses (whether identified by Sellers or Purchaser), in each case, including reasonable supporting documentation related to such information and amounts (the “Dispute Notice”).

(b) If Purchaser delivers a Dispute Notice within the Leakage Claim Period, Sellers will be entitled to review the Dispute Notice during the ninety (90)-day period beginning on the date Sellers receive the Dispute Notice. During such ninety (90)-day period, Sellers and their Representatives will have reasonable access (during normal business hours and upon reasonable advance notice to Purchaser or the Group Companies) to the books and records of the Group Companies, to work papers prepared by Purchaser or Purchaser’s Representatives solely to the extent they relate to the Dispute Notice, and to such historical financial information as Sellers may reasonably request, and will be entitled to meet with Representatives of Purchaser and the Company on a mutually convenient basis in order to obtain and discuss such information; provided, that such access shall be in a manner that does not interfere with the business operations of Purchaser or the Group Companies. As a condition to such access, Sellers, on behalf of themselves and their Affiliates and Representatives, as applicable, shall hereby agree to maintain the confidentiality of any information provided or received as a result of such access in accordance with Section 7.6(b). At or prior to the end of such ninety (90)-day period, Sellers may either:

(i) deliver a notice to Purchaser confirming acceptance of the Dispute Notice (a “Notice of Acceptance”), which Notice of Acceptance shall be deemed given and conclusive and binding upon each of the Parties if Sellers fail to deliver a Notice of Acceptance pursuant to this clause (i) or a Notice of Disagreement pursuant to clause (ii) within such ninety (90)-day period; or

(ii) deliver a notice to Purchaser to the effect that Sellers disagree with or do not have sufficient information to agree or disagree with Purchaser’s Dispute Notice or any of its components (a “Notice of Disagreement”), and specifying in reasonable detail the nature of such disagreement or lack of sufficient information (to the extent reasonably determinable) and, to the extent feasible, the Leakage Amount or Transaction Expenses, in Sellers’ view, applicable in the Dispute Notice (collectively, the “Proposed Adjustments”).

(c) If there are any Proposed Adjustments, Purchaser shall, no later than thirty (30) days after Purchaser’s receipt of the Notice of Disagreement, notify Sellers whether Purchaser accepts or rejects each such Proposed Adjustment. Thereafter, Sellers and Purchaser shall work in good faith to resolve any differences that remain with respect to the Proposed Adjustments. If any of the Proposed Adjustments are not so resolved (the “Unresolved Adjustments,” and the aggregate difference between the Parties’ respective calculations of the Purchase Price resulting from the Unresolved Adjustments, the “Unresolved Balance”) within thirty (30) days after Purchaser’s notice to Sellers of its rejection of any Leakage Amount or Transaction Expenses (or such longer period as the Parties may mutually agree in writing), then, at the request of either Seller or Purchaser, the Unresolved Adjustments will be submitted to Grant Thornton LLP, or if Grant Thornton LLP is unable or unwilling to serve in such capacity, such other independent, nationally-recognized accounting firm as may be mutually agreed by the Parties (the “Accounting Firm”). Each Party shall submit to the Accounting Firm its position with respect to the Unresolved Adjustments and shall make available to the Accounting Firm the books and records of the Group Companies, work papers prepared by Purchaser, Sellers or their respective Representatives to the extent they solely relate to the Dispute Notice or the Notice of Disagreement, as the case may be, and other historical financial information as the Accounting Firm may reasonably request. The scope of the review by the Accounting Firm will be limited to: (i) a disposition of the Unresolved Adjustments in accordance with the terms of this Agreement; (ii) based on its determination of the matters described in the foregoing clause (i) and all items and amounts that were previously accepted or agreed upon or deemed agreed upon by the Parties in accordance with this Section 3.3, as applicable, a calculation of the Purchase Price, including each of its components; and (iii) an allocation of the fees and expenses of the Accounting Firm determined in accordance with the formula specified below in this Section 3.3(c). The Accounting Firm may, at its discretion, conduct a conference concerning the Unresolved Adjustments, at which conference Purchaser and Sellers shall have the right to present additional books and records, work papers, documents, materials, and other information and to have their respective Representatives present, but in no event shall either Party or its Representatives have any ex parte communications or meetings with the Accounting Firm without the prior written Consent of the other Party. The Accounting Firm is not entitled to, and the Parties shall not individually request the Accounting Firm to, (A) make any determination other than as set forth above, (B) determine any Unresolved Adjustment to be a value higher than the highest value or lower than the lowest value proposed by the Parties in their submissions to the Accounting Firm, or (C) undertake any independent investigation of the facts relating to the Unresolved Adjustments. The Accounting Firm shall act as an expert and not an arbitrator. The Accounting Firm will be instructed to render its written decision resolving the matters submitted to it as promptly as practicable and, if at all possible, within thirty (30) days after such submission of the Unresolved Adjustments. The determination of the Purchase Price by the Accounting Firm will, absent manifest error, be final and binding on the Parties as the Final Purchase Price, and judgment may be entered upon such determination in any court of competent jurisdiction. The fees and expenses of the Accounting Firm incurred pursuant to this Section 3.3(c) shall be borne by Purchaser, on the one hand, and Sellers, on the other hand, as determined by the Accounting Firm based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total value of each party’s respective position in relation to the total amount of the Unresolved Balance. For purposes of illustration only, if the Unresolved Balance is $100, and the written determination of the Accounting Firm states that $80 of the Unresolved Balance is resolved in Sellers’ favor and $20 of the Unresolved Balance is resolved in Purchaser’s favor, Sellers would bear twenty percent (20%) of the Accounting Firm’s costs and expenses, on the one hand, and Purchaser would bear eighty percent (80%) of such costs and expenses, on the other hand. All other fees, expenses, and costs incurred by a Party or its Representatives in connection with this Section 3.3 shall be borne by such Party.

(d) If the sum of the Leakage Amount and the Transaction Expenses is less than the sum of the Estimated Leakage Amount and the Estimated Transaction Expenses (the “Surplus Amount”), then within five (5) Business Days after determination of the Final Purchase Price, Purchaser shall pay to NewCo the Surplus Amount, by wire transfer of immediately available funds to the account or accounts NewCo designates in writing to Purchaser, an amount in cash equal to the Surplus Amount.

(e) If the sum of the Leakage Amount and the Transaction Expenses is greater than the sum of the Estimated Leakage Amount and the Estimated Transaction Expenses (the “Shortfall Amount”), then within five (5) Business Days after determination of the Final Purchase Price, NewCo shall pay to Purchaser, the Shortfall Amount, by wire transfer of immediately available funds to the account or accounts Purchaser designates in writing to NewCo, an amount in cash equal to the Shortfall Amount.

(f) Notwithstanding anything to the contrary in this Agreement, Purchaser’s sole remedy in respect of any Leakage Amount or Transaction Expenses under this Agreement (other than in the case of Fraud by any Seller or NewCo, or with respect to Purchaser’s rights under the Support Agreements) is a claim under Section 3.3, as finally determined under Section 3.3.

(g) Notwithstanding anything to the contrary herein and without limiting any other provisions of this Agreement, if, at any time on or after the date hereof and prior to the Closing, Purchaser Parent makes (i) any dividend or distribution of Purchaser Parent Common Stock (in each case, that is declared by Purchaser Parent following the date hereof), (ii) subdivision or split of any Purchaser Parent Common Stock, (iii) combination or reclassification of Purchaser Parent Common Stock into a smaller number of shares of Purchaser Parent Common Stock or (iv) issuance of any securities by reclassification of Purchaser Parent Common Stock, then the Reference Price and the number of shares of Purchaser Parent Common Stock to be issued to NewCo pursuant to this Agreement shall be equitably and proportionately adjusted to reflect such change to provide the same economic effect as contemplated by this Agreement prior to such action; provided, that this Section 3.3(g) shall in no event be construed to permit Purchaser Parent or its Affiliates to take any action with respect to Purchaser Parent Common Stock that is prohibited by the terms of this Agreement. An adjustment made pursuant to the foregoing shall become effective immediately after the record date in the case of a dividend and shall become effective immediately after the effective date in the case of a subdivision, split, combination, or reclassification. Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Purchaser Parent Common Stock shall be issued as part of the Stock Consideration or Deferred Consideration Shares (if applicable), no dividend or distribution with respect to Purchaser Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Purchaser Parent. In lieu of the issuance of any such fractional share, at Closing, the Stock Consideration shall be rounded up to the nearest whole share of Purchaser Parent Common Stock in accordance with this Section 3.3(g).

(h) If NewCo effectuates or seeks to effectuate a distribution of all or part of the Stock Consideration or the Deferred Consideration Shares (if applicable) to its respective direct or indirect members, partners, incentive interest holders or other equityholders, Purchaser Parent will use its commercially reasonable efforts to assist NewCo to facilitate such distribution in the manner and to the Persons requested by NewCo which, for avoidance of doubt, may include one or more distributions to be effected substantially concurrently with (i) with respect to the Stock Consideration, the Closing or as soon as practicable thereafter (but in any event no later than the Closing Date), or (ii) with respect to the Deferred Consideration Shares, the Deferred Consideration Date, in each case, including using commercially reasonable efforts to deliver, or to cause to be delivered, instruction letters, legal opinions and other documentation by Purchaser Parent or its counsel to the transfer agent of Purchaser Parent or otherwise as may be required or requested to effect such distribution of the Stock Consideration or Deferred Consideration Shares; provided, that, each of Purchaser Parent, legal counsel and the transfer agent of Purchaser Parent has received all information and documentation (including Lock-Up Agreements and certifications of accredited investor status, as applicable) from NewCo and the applicable Persons that is reasonably necessary or requested to effectuate such distribution a reasonable period of time prior to such distribution.

(i) The Parties shall treat any payments made pursuant to this Section 3.3 as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 3.4 Withholding. Purchaser and each Group Company (and any Affiliate of the foregoing) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration otherwise payable to any Person pursuant to this Agreement or otherwise in connection with or by virtue of the Transactions such amounts as are required to be deducted and withheld under any provision of federal, state, local or foreign Tax Law. Any such withheld amounts that are properly and remitted to the applicable Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the Person with respect to whom such deduction and withholding were made. Other than in connection with the failure of NewCo to provide an IRS Form W-9 in accordance with Section 2.6(b), Purchaser shall use commercially reasonable efforts to (a) notify NewCo in writing of any anticipated withholding at least three (3) Business Days prior to the making of such withholding and (b) cooperate with NewCo in good faith to minimize the amount of any applicable withholding.

Section 3.5 Payment of Deferred Consideration. NewCo shall be eligible to receive an amount equal to fifty million Dollars ($50,000,000) (the “Deferred Consideration”) on December 31, 2026 (the “Deferred Consideration Date”), payable by either or any combination of, as determined in Purchaser’s sole discretion, (a) a wire transfer of immediately available funds to the account designated by Sellers in the Payment Information (or such other account(s) as NewCo may designate to Purchaser in writing at least five (5) Business Days prior to the applicable Deferred Consideration Date) or (b) the issuance by Purchaser Parent of an aggregate number of shares of Purchaser Parent Common Stock (rounded to the nearest whole share) calculated in accordance with the Reference Price. All such Purchaser Parent Common Stock comprising Deferred Consideration (if any) shall be issued by Purchaser Parent to NewCo or its designee(s) in book entry form and contain or be subject to the applicable restrictive legend(s) pursuant to the Securities

Act; provided, that, in the case of any Deferred Consideration Shares to be issued to any such designee, Purchaser Parent, legal counsel and the transfer agent of Purchaser Parent has received all information and documentation (including certifications of accredited investor status) from such designee that is reasonably necessary or requested to effectuate such issuance a reasonable period of time prior to the Deferred Consideration Date.

Section 3.6 Purchaser Parent Shares. As may be reasonably requested by Purchaser Parent, and subject to NewCo’s or its designee’s or designees’ (as applicable) compliance with the provisions and requirements of Rule 144 promulgated under the Securities Act (“Rule 144”), Purchaser Parent agrees to assist NewCo in the removal of any restrictive legend from any shares of Stock Consideration and, if Purchaser Parent issues any shares of Purchaser Parent Common Stock as Deferred Consideration (“Deferred Consideration Shares”), from any Deferred Consideration Shares upon request, including (i) authorizing Purchaser Parent’s transfer agent to remove such restrictive legend, (ii) obtaining a legal opinion from Purchaser Parent’s authorized counsel at Purchaser Parent’s expense and (iii) cooperating and communicating with NewCo or its designee(s) (as applicable), its broker and the transfer agent to remove such restrictive legend from such Purchaser Parent Common Stock as soon as reasonably practicable. In connection with any such legend removal, NewCo or its designee(s) (as applicable) shall provide Purchaser Parent any such information that Purchaser Parent, its transfer agent or its counsel deems reasonably necessary to determine that the legend is no longer required under the Securities Act or applicable state laws, including (if applicable), but not limited to, a certification (x) that NewCo or any such designee is not an Affiliate of Purchaser Parent (and a covenant to inform Purchaser Parent if it should thereafter become an Affiliate and to consent to the notation of an appropriate restriction) and (y) regarding the length of time the securities at issue, whether constituting all or a part of the Stock Consideration or Deferred Consideration Shares (if any), as applicable, have been held (it being understood that Purchaser Parent has informed NewCo that Rule 144(d)(3)(iii) shall apply to any Deferred Consideration Shares) (any such certification, a “Representation Letter”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, severally, and not jointly, represents and warrants to Purchaser and Purchaser Parent as follows:

Section 4.1 Existence and Power. Such Seller: (a) is duly organized and is validly existing and in good standing (or equivalent status) under the laws of the state of its organization; (b) has all necessary and requisite organizational power and authority to own, operate, or lease the properties and assets that it now owns, operates and leases, and to carry on its business.

Section 4.2 Authority; Binding Agreement. Such Seller has all necessary and requisite power and authority to execute and deliver this Agreement and the other agreements, documents and instruments related to the Transactions to which such Seller is a party (the “Seller Transaction Documents”) and to consummate the Transactions. The execution and delivery of the Seller Transaction Documents and the consummation of the Transactions contemplated thereby have been duly authorized by the requisite action on the part of such Seller. Each of the Seller Transaction Documents to which such Seller is a party has been or will be at or prior to the Closing, duly and validly executed and delivered by such Seller and (assuming the due authorization, execution and delivery by the other parties thereto) each such Seller Transaction Document, when so executed and delivered, will constitute, the legal, valid and binding obligations of such Seller, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3 No Conflicts; Consents. Assuming the making of the filings, declarations and notifications and the receipt of the consents, waivers, approvals, Orders, Permits, authorizations or waiting period terminations or expirations identified in Section 5.4, none of the execution and delivery by such Seller of the Seller Transaction Documents to which it is a party, or the consummation of the Transaction by such Seller, conflicts with, violates or constitutes a default (with or without notice or lapse of time, or both) under, or permits the acceleration of any obligation under, or gives rise to a material right (including a right of termination, modification or cancellation by any third party) or obligation under, or results in the creation of a Lien upon the Company Interests under, any provision of (a) the Organizational Documents of such Seller; (b) any Material Contract to which such Seller is a party or by which any of its material properties or assets are bound; or (c) any Law or unsatisfied Order applicable to such Seller.

Section 4.4 Capitalization. As of the date hereof, (i) such Seller owns, beneficially and of record, and has good and valid title to the respective Shares listed next to its name on Schedule 5.5(b) free and clear of Liens, other than Liens imposed under applicable securities Laws or which will be discharged or released at or prior to the Closing, (ii) the Shares constitute 100% of the total issued and outstanding Equity Interests in the Company, (iii) the Shares have been duly authorized and are validly issued, (iv) except for this Agreement, such Seller is not party to any outstanding or authorized option, warrant, call, subscription, convertible security, profits interest, phantom equity, preemptive rights, right of first refusal or right of first offer, or other right, agreement, arrangement or commitment of any character relating to, or the value of which is measured by reference to, any Equity Interests in any Group Company or obligating such Seller to issue, sell or transfer any Equity Interests, or any other interest, in any Group Company, (v) except for the Organizational Documents of the Company, such Seller is not party to any voting trusts, proxies or other agreements with respect to the voting or transfer of Equity Interests of the Company, and (vi) the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of the Shares. Following the Reorganization Transactions, all of the issued and outstanding Equity Interests of the Company will be owned, beneficially and of record, by NewCo.

Section 4.5 Legal Proceedings; Governmental Orders. There are no pending or, to the knowledge of such Seller, threatened Proceedings as of the date hereof that, if determined adversely to such Seller, would reasonably be expected to adversely affect the ability of such Seller to consummate the Transactions or perform its obligations under this Agreement and the other Transaction Agreements to which it is or will be a party. To the knowledge of such Seller, no event has occurred, or circumstances exist, that would be reasonably expected to give rise to, or serve as a basis for, any such Proceeding.

Section 4.6 Brokers. Except for Alantra LLC, no broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of such Seller.

Section 4.7 Securities Laws Matters. Such Seller is acquiring the securities constituting its portion of the Stock Consideration and, if applicable, the Deferred Consideration Shares, solely for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of the Securities Act or other applicable securities Laws. Such Seller acknowledges that the Stock Consideration and, if applicable, the Deferred Consideration Shares: (a) will, upon issuance, be characterized as “restricted securities” and have not been registered under the Securities Act or other applicable securities Laws; and (b) may not be transferred or sold except pursuant to the registration provisions of the Securities Act or other applicable securities Laws or pursuant to an applicable exemption from such registration provisions; and (c) will bear or otherwise be subject to one or more restrictive legends to the foregoing effect. Such Seller has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the securities constituting its portion of the Stock Consideration and, if applicable, the Deferred Consideration Shares, has so evaluated the merits and risks of such investment and has determined, based on such evaluation, that it is capable of bearing the economic risks of such investment and, at the present time and in the foreseeable future, is capable of affording a complete loss of such investment. Such Seller is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. To the extent deemed necessary by it, such Seller has retained, at its own expense, and relied upon, appropriate professional advice regarding the investment, tax and legal merits and consequences of its execution of this Agreement and the Related Agreements, including any Lock-Up Agreement to be delivered by it in accordance with the terms hereof.

Section 4.8 No Additional Representations or Warranties. Except as set forth in this Article IV, the certificate delivered pursuant to Section 2.6(a) and the other Transaction Agreements, neither such Seller nor any of its Affiliates, including the Group Companies, or any of their respective Associated Persons, has made, or is making, any representation or warranty, express or implied, regarding the Group Companies, its properties, assets, condition (financial or otherwise), results of operations, Liabilities, or prospects, the Business, or the Shares, and such Seller hereby disclaims any such other representations and warranties, including any representations or warranties with respect to (a) merchantability or fitness for any particular use or purpose, (b) the probable success or profitability of the Business after the Closing, (c) any projections, forecasts, or forward-looking statements provided or made to Purchaser, its Affiliates, or their respective Representatives, or (d) any memoranda, charts, summaries, schedules, or other information about the Group Companies or the Business provided to Purchaser, its Affiliates, or their respective Representatives. For the avoidance of doubt, the foregoing shall not be construed as an attempt by such Seller to disclaim Liability for Fraud, or waive any claim or cause of action by Purchaser, Purchaser Parent or any of their Affiliates for Fraud.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Purchaser and Purchaser Parent as follows:

Section 5.1 Organization; Good Standing; and Qualification.

(a) Each of the Group Companies: (i) is duly incorporated or organized and is validly existing and in good standing (or equivalent status) under the laws of the State of Maryland; (ii) has all necessary and requisite corporate or company power and authority to own, operate, or lease the properties and assets that it now owns, operates and leases, and to carry on the Business as currently conducted and as currently planned to be conducted; and (iii) is duly licensed, qualified and admitted to do business and is in good standing (or equivalent status), in each jurisdiction in which its properties or Business make such licensing, qualification or admission necessary.

(b) The Company has made available to Purchaser accurate and complete copies of the Organizational Documents of each Group Company, as amended to date and currently in effect. All actions taken and all transactions entered into by each Group Company have been duly approved by all necessary action of the board of directors (or other similar body) of each Group Company and Sellers. There has been no violation of any of the provisions of the Organizational Documents of any of the Group Companies, and no Group Company has taken any action that is inconsistent in any material respect with any resolution adopted by the Group Company’s stockholders or the board of directors (or other similar body) or any committee of the board of directors (or other similar body) of such Group Company. The Organizational Documents of each of the Group Companies are complete and in full force and effect as of the date hereof and none of the Group Companies are in default under or in violation of any provision of such Organizational Documents.

Section 5.2 Authority; Board Approval. The Company has all necessary and requisite power and authority to (a) execute and deliver this Agreement and the Related Agreements, (b) perform its obligations under this Agreement and the Related Agreements, (c) own, lease and operate its properties and assets; (d) conduct the Business as it is now being conducted; and (e) consummate the Transactions and the Transaction Agreements to which the Company is a party. The Company’s execution and delivery of this Agreement and the Related Agreements and its consummation of the Transactions, and the performance by the Company of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary corporate action on the part of the Company under its Organizational Documents. No other corporate proceedings on the part of the Company or any other Group Company are necessary to authorize the execution, delivery or performance of this Agreement or the Related Agreements by the Company or to consummate any of the Transactions.

Section 5.3 Binding Agreement. This Agreement has been, and each relevant Related Agreement has been or will be, duly executed and delivered by the Company and, assuming due execution and delivery by each other Party, this Agreement constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company according to its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar laws affecting creditors’ rights generally and by general principles of equity (the “Enforceability Exceptions”).

Section 5.4 No Conflicts; Consents.

(a) Except as set forth on Schedule 5.4(a), the Company’s execution, delivery and performance of this Agreement, and the Company’s consummation of the Transactions, do not and will not: (i) conflict with, violate or breach any Organizational Document or any resolution of the shareholders or the board of directors (or other similar body) of any Group Company; (ii) conflict with, violate or breach any Law or Order applicable to any Seller, Group Company or any of their assets or the Business or result in the imposition of any Lien on the Shares (or, following the Reorganization Transactions, the Company Interests) or any Lien (other than any Permitted Lien) on any of their assets or the Business; (iii) result in imposing or creating any Lien upon any of the assets owned or used by any Group Company; or (iv) result in a breach of or default (or terminate or result in or give rise to any right of termination of, cancellation or acceleration of any obligation or loss of any benefit) under, require Consent under, or violate any Material Contract or Permit.

(b) Except as set forth on Schedule 5.4(b) and the applicable requirements of the HSR Act, no Consent, Permit, Order, declaration, or filing with or notice to any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement and the consummation of the Transactions.

(c) Except as set forth on Schedule 5.4(c), no Consent under any Material Contract is required to be obtained from, and no Group Company is or will be required to give any notice to, any Person in connection with the execution, delivery or performance of this Agreement or the consummation of any of the Transactions.

Section 5.5 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of 100,000 shares of common stock (the “Common Stock”), of which 10,000 have been designated shares of voting Common Stock and 90,000 have been designated shares of non-voting Common Stock.

(b) As of the date hereof, there are 41,212 shares of Common Stock of the Company issued and outstanding, consisting of (i) 9,100 shares of voting Common Stock; and (ii) 32,112 shares of non-voting Common Stock. All of the outstanding Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to any preemptive rights. No Shares are subject to any right of repurchase, Option or forfeiture provision or any restriction on transfer (other than restrictions on transfer imposed by virtue of applicable securities Laws). Schedule 5.5(b) sets forth, as of the date hereof, the name of each Person that is the registered owner of any Shares, and the number and class of Shares owned by the Person.

(c) Schedule 5.5(c) sets forth an accurate and complete list of the holders of outstanding shares of capital stock and other equity securities of each Group Company (other than the Company) and the class, series and number of such shares or other equity securities owned of record by each such holder.

(d) No Options are outstanding.

(e) Except as reflected in Schedules 5.5(b) or 5.5(e), there are no outstanding or authorized securities, including options, warrants, calls, subscriptions, convertible securities, profits interest, phantom equity, preemptive rights, rights of first refusal or rights of first offer, or other rights, agreements, arrangements, or commitments of any type relating to, or measured by reference to, the equity of the Company or obligating the Company to issue or sell any shares of Common Stock of any class, or any other Equity Interest in any of the Group Companies. There are no voting trusts, member agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares, except for the Shareholders’ Agreement.

(f) All of the shares of capital stock of, and other equity, voting, beneficial or ownership interests in, each Group Company (other than the Company) are owned by the Company free and clear of any Lien. No Group Company (other than the Company) has the right to vote on or approve any of the Transactions. None of the capital stock of, and no other equity, voting, beneficial, financial or ownership interest in, any Group Company is subject to any voting trust agreement or any other Contract relating to the voting, dividend rights or disposition of any capital stock of, or any other equity, voting, beneficial, financial or ownership interest in, any Group Company.

(g) Following the Reorganization Transactions, all of the issued and outstanding Equity Interests of the Company will be owned, beneficially and of record, by NewCo.

Section 5.6 Subsidiaries. Schedule 5.6 sets forth a complete and accurate list identifying each current Subsidiary of the Company and, with respect to each such Subsidiary, (a) its name, (b) jurisdiction of formation, (c) each other jurisdiction where it is qualified or licensed to do business, (d) its form of organization, (e) its directors, managers and officers, (f) all of the authorized, issued and outstanding Equity Interests; (g) the name(s) of the record and beneficial owner(s) thereof. Except as set forth on Schedule 5.6, none of the Group Companies own, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity, voting, financial, beneficial or ownership interest in any Person. There are no outstanding Equity Interests or securities, including options, warrants, calls, subscriptions, profit participation, phantom equity, preemptive rights, rights of first refusal, or rights of first offer or other rights to purchase or obtain (including upon conversion, exchange, or exercise), any Equity Interests of any Subsidiary of the Company, other than as may be held by the Company.

Section 5.7 Financial Statements; No Undisclosed Liabilities.

(a) Attached as Schedule 5.7(a) are copies of the Company’s (a) consolidated audited financial statements consisting of the balance sheet, consolidated cash flows, consolidated statements of comprehensive income, changes in shareholders’ equity, and the related notes to the consolidated financial statements of the Group Companies as of September 30, 2023 and September 30, 2024, and the related statements of income for the one (1)-year periods then ended (the “Audited Financial Statements”), and (b) consolidated unaudited financial statements consisting of the Group Companies’ balance sheet as of September 30, 2025, and related statements of income for the twelve (12)-month period then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements were prepared from the books of account of the Group Companies (which books of account are true, correct and complete in all material respects) in accordance with GAAP consistently applied throughout the periods covered, subject in the case of the Interim Financial Statements to normal and recurring year-end adjustments and the absence of notes. The Financial Statements fairly present in all material respects the combined assets, liabilities, equity, financial condition and cash flows of the Group Companies as of the specified dates and the results of the Group Companies’ operations for the specified periods.

(b) Each Group Company has established and adhered to a system of internal accounting controls that are designed to provide reasonable assurance regarding the reliability of financial reporting and which are reasonable and sufficient for a business of their collective size to record transactions as necessary to permit preparation of financial statements in accordance with GAAP. Except as set forth on Schedule 5.7(b), there has never been (i) any significant deficiencies in the design or operation of internal controls that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data in any material respect, (ii) instances of (and no claims or allegations of) fraud or corporate misappropriation, whether or not material, that involves management or any other Person who has a significant role in the Group Companies’ internal controls or, to the Company’s Knowledge, any other employee or member of management, (iii) material weaknesses in the Group Companies’ internal controls. (iv) material changes in the internal controls or disclosure controls and procedures of the Group Companies or (v) any material claim or allegation regarding any of the foregoing. In the last three (3) years, there has been no material change in any of the accounting (and Tax accounting) policies, practices or procedures of the Group Companies.

(c) The Interim Financial Statements accurately reflect the accounts receivable of the Group Companies as of the date thereof in accordance with GAAP and none of such accounts receivable are subject to any material set offs, counterclaims, credits or other offsets, and are current and collectible and will be collected in accordance with their terms and their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Interim Financial Statements. Since the Locked Box Date, the accounts receivable of the Group Companies have arisen in the Ordinary Course of Business from bona fide transactions involving the sale of goods or products or the rendering of services. No Person has any Liens on any accounts receivable or any part thereof, and except as set forth on Schedule 5.7(c), no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by any of the Group Companies with respect to any accounts receivable.

(d) The Interim Financial Statements accurately reflect the accounts payable of the Group Companies as of the date thereof in accordance with GAAP. Since the Locked Box Date, the accounts payable of the Group Companies have arisen in the Ordinary Course of Business from bona fide transactions and represent valid obligations arising from purchases actually made by the Group Companies.

(e) With respect to the inventory of the Group Companies as referenced in the Locked Box Accounts, other than as listed on Schedule 5.7(e) and subject to any applicable reserves on the face of the Locked Box Accounts (or reserves that would be established after the date of the Locked Box Accounts by the Company or its applicable Subsidiary consistent with past practice and in accordance with GAAP), (i) all of such inventory is merchantable and fit for the purpose for which it was procured or produced, (ii) all of such inventory consists of a quality and quantity usable and salable in their respective Ordinary Course of Business, (iii) none of such inventory is in any material manner obsolete, slow moving, excessive, damaged or defective, (iv) the quantities of each item of such inventory are not excessive and are reasonable, in the present circumstances of each of the Group Companies, (v) all of such inventory not written off has been valued at an average cost method, or net realizable value, as further stated in the Financial Statements, and (vi) none of such inventory is on consignment.

(f) Attached as Schedule 5.7(f), is a complete list of unfinished projects, whether active or awarded but not yet commenced, for the Company and each of its Subsidiaries as of the Locked Box Date showing for each such project: the (i) entity under an obligation to complete such project, (ii) total contracted project revenue, (iii) total billings to date, (iv) total costs incurred to date and (v) estimated costs to complete (collectively, the “WIP Report”). To the Company’s Knowledge, the WIP Report fairly presents in all material respects the work-in-process of the Group Companies as of the Locked Box Date and has been prepared in accordance with GAAP, in all material respects. The Company has not received any indication that, nor, to the Company’s Knowledge, is there, any customer in respect of any project listed on the WIP Report that plans to terminate or materially modify the engagement of the Company in respect of such project. In addition, the Company is not involved in any material claim or dispute in connection with any project listed on the WIP Report.

Section 5.8 No Liabilities; Indebtedness.

(a) No Group Company has any Liability, obligation, commitment or claim against, except those that are: (a) specifically disclosed and adequately reflected or reserved against the Locked Box Accounts or otherwise described in the Financial Statements or the notes thereto, in each case which are sufficient and have been established on a basis consistent with past practices of the Company as of the Locked Box Date; (b) Liabilities incurred in the Ordinary Course of Business (none of which exceed five hundred thousand Dollars ($500,000) individually) since the Locked Box Date and reflected in the Group Companies’ books and records (none of which is a Liability resulting from any breach of Contract, breach of warranty, tort, infringement or violation of applicable Law, or that relates to any Proceeding with respect to the Group Company); (c) arising after the date of this Agreement that were incurred as a result of the Transactions in compliance with this Agreement; (d) Liabilities which, individually or in the aggregate, would not reasonably be expected to be material to the Business; or (e) set forth on Schedule 5.8(a).

(b) Schedule 5.8(b) sets forth a complete and accurate list of all guarantees, letters of credit, indemnities, performance or surety bonds or similar credit support arrangements posted or provided by or on behalf of any Group Company for the benefit of any other Group Company or any other Person.

Section 5.9 Absence of Certain Changes. Except as expressly contemplated by this Agreement or set forth on Schedule 5.9, since the Locked Box Date, (a) the Group Companies have operated in the Ordinary Course of Business in all material respects, except in furtherance of the sale process relating to the sale of the Company, including entering into this Agreement and the consummation of the Transactions and (b) none of the Group Companies has taken any action that would not be permitted without Purchaser’s consent under Section 7.2 (other than in accordance with Section 7.2) as if such provision had been in effect as of such date. Since the Locked Box Date, there has not been any event, occurrence, or development that has had a Material Adverse Effect.

Section 5.10 Material Contracts.

(a) Schedule 5.10(a) lists each of the following Contracts of any Group Company (together with all Leases listed in Schedule 5.11(b), the “Material Contracts”):

(i) Agreements that involve aggregate consideration payable by any Group Company in excess of five hundred thousand Dollars ($500,000) outside of the Ordinary Course of Business;

(ii) Agreements that involve aggregate consideration payable to any Group Company in excess of twenty million Dollars ($20,000,000);

(iii) Agreements for capital expenditures or the acquisition or construction of fixed assets in excess of five hundred thousand Dollars ($500,000);

(iv) Agreements with a Governmental Authority or Government Contracts that involve aggregate consideration payable to any Group Company in excess of twenty million Dollars ($20,000,000);

(v) Agreements (A) involving any loan for borrowed money, guaranty, pledge, performance or completion bond or indemnity (other than indemnity obligations in contracts with clients that are entered into in the Ordinary Course of Business) or surety arrangement or otherwise relating to the incurrence, assumption or guarantee of any indebtedness by any Group Company or (B) imposing a material Lien on any of the assets of any Group Company, other than (I) Liens which will be released in full at or prior to the Closing or (II) Permitted Liens;

(vi) Agreements that limit (or purport to limit) the ability of any Group Company (or its equityholders or their Affiliates) operating, engaging in, or competing in any line of business or with any Person or in any geographic area or during any period of time, other than as required by applicable Law;

(vii) Agreements containing (A) covenants of any Group Company granting the other party or any Person any “most favored nation” pricing provision in favor of any of the Group Companies with respect to any supplier’s goods or services or is in any way restrictive upon any of the Group Companies in favor of any purchaser of goods or services from them; (B) any preemptive rights, right of first refusal, first notice or first negotiation; (C) exclusivity provisions or any restriction on the ability to pay dividends or make distributions after the Closing (but excluding agreements regarding the non-use or non-disclosure information entered into in the Ordinary Course of Business with the suppliers or vendors of the Group Companies); or (D) provisions that provide for any material price reductions, discounts, rebates, credits or other concessions outside of the Ordinary Course of Business;

(viii) Leases, subleases or similar agreements under which any Group Company is: (A) lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person; or (B) a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by the Group Company, that, in any case, has an aggregate future Liability or receivable, as applicable, that exceeds $500,000;

(ix) Agreements under which any Group Company has, other than in the Ordinary Course of Business, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person;

(x) Collective bargaining agreements or agreements with any labor organization, union, works council, employee association, or other collective bargaining representative to which any Group Company is a party or otherwise bound by;

(xi) Agreements with each current or, in the case of (B), only to the extent any such amounts are outstanding, former Employee or other service provider of the Group Companies (A) who receives a base salary in excess of two-hundred thousand Dollars ($200,000), excluding agreements that may be terminated with thirty (30) or fewer days’ advance notice by either party without any penalty, payment, Liability, or obligation, or (B) which provide for any change in control, transaction, retention, or severance (other than as required by applicable Law) payments or benefits that may be triggered by or in connection with the Transactions (including a subsequent termination of employment);

(xii) Agreements under which any Group Company (A) grants to any other Person any rights in or to any Company Intellectual Property other than non-exclusive licenses or ownership rights granted in the Ordinary Course of Business to customers ancillary to the provision of services by the Group Companies or (B) is granted a license or other right to use any Intellectual Property of any other Person which is material to operating the Business;

(xiii) Agreements involving the settlement of any Proceedings or Orders or threatened Proceedings or Orders;

(xiv) Any agreement that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which any Group Company will have any outstanding obligation after the date of this Agreement;

(xv) Any Related Persons Contract;

(xvi) Any Agreement that includes a change of control, sale or retention bonus or similar payment, commitment, obligation or arrangement that results in the payment of money by any of the Group Companies as a result of the transactions contemplated by this Agreement;

(xvii) Any power of attorney;

(xviii) Any agreement for the sale, transfer or acquisition of any material assets, equity interest or business of any of the Group Companies or for the grant to any Person of any preferential rights to purchase any of the assets, Equity Interests or business of any of the Group Companies, in each case, under which there are material outstanding obligations of any of the Group Companies;

(xix) Agreements for any acquisition or divestiture of an operating business, material assets or Equity Interests of any Person that contains an “earn-out” provision or other contingent or future payment obligations that have not been satisfied in full;

(xx) Any agreements constituting a partnership or joint venture arrangement, including any agreement involving a sharing of the profits, losses or Liability of any of the Group Companies with any other Person;

(xxi) Any agreement with a Material Customer or Material Supplier, except for such agreements entered into in the Ordinary Course of Business;

(xxii) Individual purchase orders in effect as of the date hereof which obligate any of the Group Companies to purchase any materials or equipment which has a fair market value in excess of seven-hundred and fifty thousand Dollars ($750,000); and

(xxiii) Any commitment to enter into any of the foregoing.

(b) None of Sellers or the Group Companies, or any other party thereto, is in, or has received written, or to the Company’s Knowledge, other notice of any, material breach, violation of or default (or right of termination of, cancellation or acceleration of any obligation or loss of any benefit) under (including any condition that with the passage of time or the giving of notice would cause such a breach, violation of or default under, or termination, modification or acceleration of) any Material Contract. True and complete copies of each Material Contract have previously been made available to Purchaser. Each Material Contract is a valid and binding agreement of the applicable Group Company, and to the Company’s Knowledge, each other party thereto, and is in full force and effect, except (i) to the extent such Material Contract terminates or expires after the date of this Agreement in accordance with its terms, (ii) as limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally, and (iii) as limited by general principles of equity, whether such enforceability is considered in a Proceeding in equity or at law.

(c) Government Contracts. No Group Company has (a) breached or violated any Law, clause or other material requirement pertaining to any Government Contract; (b) been excluded from bidding, suspended, or debarred by any Governmental Authority; (c) been audited or investigated by any Governmental Authority with respect to any Government Contract; (d) conducted or initiated any internal investigation or made or been obligated to make any disclosure with regard to any irregularity in connection with a Government Contract; (e) received any small business set aside contract or other order or contract requiring small business or other preferred bidder status; or (f) to the Company’s Knowledge, received any allegations of fraud, false claims or overpayments with respect to any Group Company’s Government Contracts.

Section 5.11 Title to Assets; Real Property; Tangible Assets.

(a) No Group Company owns any real property.

(b) Each Group Company has a valid leasehold or licensed interest in the Leased Real Property free and clear of all Liens (other than Permitted Liens). Schedule 5.11(b) contains a true, correct, and complete list of (i) the address of each parcel of Leased Real Property, and (ii) the Leases. The Leases have not been amended, modified, supplemented, assigned, or transferred except to the extent set forth in Schedule 5.11(b).

(c) Each Lease is in full force and effect and is the legal, valid, and binding obligation of the applicable Group Company and, to the Company’s Knowledge, the other parties thereto. No Group Company, nor, to the Company’s Knowledge, any of the other parties thereto, is in material breach, violation or default and no event has occurred or circumstance exists that with notice or lapse of time or both would constitute any such material breach, violation or default, or permit the termination, modification or acceleration of rent or other payments under any Lease. No Group Company has (i) subleased, licensed or otherwise granted any Person the right to use or occupy any Leased Real Property or any portion thereof, or (ii) collaterally assigned or granted any other security interest in any Lease or any interest therein. The Leased Real Property identified in Schedule 5.11(b) comprise all of the real property used in, or otherwise related to, the Business.

(d) There are no current, or, to the Company’s Knowledge, threatened, condemnation or expropriation Proceedings, lawsuits or administrative actions relating to the Leased Real Property. To the Company’s Knowledge, there are no public improvements or re-zoning measures proposed or in progress that will result in special assessments against or otherwise adversely affecting any of the Leased Real Property.

(e) Each Group Company has good and valid title to, or a valid leasehold interest in, all tangible personal property and other assets used in the Business as currently conducted (the “Tangible Assets”), free and clear of all Liens (other than Permitted Liens). The Tangible Assets are in good operating condition in all material respects and in a state of good and working maintenance and repair in all material respects. No portion of any facility, building, improvement, or other structure located on any of the Leased Real Property has suffered any material damage by fire or other casualty within the past three (3) years that has not been fully repaired or restored. All improvements that constitute part of the Leased Real Property, are supplied with utilities and other services adequate for the operation of the Business as it is currently conducted, and are in good operating condition and repair (ordinary wear and tear excepted), adequate to conduct the Business as it is currently conducted, in each case in all material respects.

(f) To the Company’s Knowledge, the use of the Leased Real Property for the various purposes for which they are presently being used does not violate any applicable zoning and other land use laws in any material respect.

Section 5.12 Intellectual Property; Data Privacy.

(a) Schedule 5.12(a) lists all of the (i) Trademark registrations and pending applications for Trademark registrations, (ii) copyright registrations and pending applications for copyright registrations, (iii) patents and pending patent applications, (iv) material unregistered Trademarks and (v) internet domain name registrations, in each case of the foregoing clauses (i)-(v), constituting the Company Intellectual Property. Each registration that constitutes the Company Intellectual Property is subsisting and enforceable. To the Company’s Knowledge, no cancellation, termination, expiration or abandonment of any Company Intellectual Property (except natural expiration or termination at the end of the full possible term, including extensions and renewals) has occurred, nor is any such action pending. To the Company’s Knowledge, none of the Company Intellectual Property is subject to, or has been subject to, any Order regarding the validity or enforceability of any such Company Intellectual Property. The Group Companies exclusively own all right, title and interest in and to the Company Intellectual Property, free and clear of all Liens (other than Permitted Liens).

(b) The Company Intellectual Property, and Intellectual Property licensed to any Group Company, including pursuant to a Contract disclosed on Schedule 5.10(a) or Schedule 5.10(b), taken together, includes all of the Intellectual Property necessary to operate the Business as currently conducted, and the Group Companies either own or possess the valid and enforceable right to use all such Intellectual Property.

(c) Except as set forth on Schedule 5.12(b):

(i) (A) neither the operation of the Business, nor the use of any Company Intellectual Property, has during the past six (6) years infringed, misappropriated or otherwise violated, or does currently infringe, misappropriate or otherwise violate any Intellectual Property rights of any other Person; and (B) during the past six (6) years, no Group Company has received any written notice from, and there are currently, and during the past six (6) years there have been, no Proceedings against any Group Company by, any third party asserting that any Group Company has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party; and

(ii) No proceedings are, or during the past six (6) years have been, pending or, to the Company’s Knowledge, threatened contesting the ownership or enforceability by any Group Company of any Company Intellectual Property. To the Company’s Knowledge, no Person is infringing, misappropriating, or otherwise violating any Company Intellectual Property or any Intellectual Property exclusively licensed to any Group Company.

(d) All Company Intellectual Property created or developed by any former or current employees of any Group Company during the term of such Person’s employment with such Group Company has automatically vested in the applicable Group Company by operation of Law. No Group Company has engaged any independent contractors to create or develop any Company Intellectual Property for or on behalf of any Group Company.

(e) Each Group Company has taken and currently takes reasonable measures to protect the confidentiality of the Trade Secrets and material Confidential Information that are (i) included in the Company Intellectual Property or (ii) disclosed to any Group Company by a third Person on a confidential basis. Except as would not materially impact the Group Company, there has not been any use or disclosure of any such Trade Secrets or Confidential Information except pursuant to a written confidentiality agreement that imposes reasonable confidentiality obligations and restrictions.

(f) The Company Systems in all material respects (i) operate and perform substantially in accordance with their documentation and otherwise as required by each Group Company in connection with the conduct of the Business, (ii) operate and perform as is necessary for the needs of the Business of each Group Company, as currently conducted, and (iii) have not malfunctioned or failed in a manner that has had a material impact on the operation of the Business of any Group Company and that has not been remedied in a commercially reasonable manner. The Company Systems in all material respects are free from material bugs, viruses, malware or programming, design or documentation errors, corruptions and other defects, including (A) any virus, “trojan horse”, worm or other Software routines or information technology assets designed to permit unauthorized access or to disable, erase or otherwise harm the Company Systems, (B) back door, time bomb, drop dead device or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a person other than the user of the program or (C) other malicious code that is intended to disrupt or disable such Company Systems. Each Group Company has implemented and currently maintains reasonable backup and disaster recovery technology processes consistent with customary industry practices that have been tested at least on a routine basis.

(g) No Group Company or products of the Business incorporate, include or otherwise utilize or interact with any Open Source Software in any manner which creates a requirement that (i) any Company Intellectual Property be (A) disclosed or distributed in source code form or (B) delivered at no charge or otherwise dedicated to the public, (ii) includes granting to any third Person any rights under or the right to make derivative works or other modifications of Company Intellectual Property or (iii) materially prohibits or limits any Group Company’s ability to license or distribute any products of the Business.

(h) Except as set forth on Schedule 5.12(h), in the past three (3) years, there has been no material (i) security breach, successful phishing incident, network intrusion, ransomware or malware attack affecting any Company Systems, or (ii) unauthorized use, access, disclosure or exfiltration of any Trade Secrets or material Confidential Information or Personal Information collected, maintained or stored by any Group Company (or any loss or destruction thereof) (collectively, “Security Incidents”).

(i) Except as set forth on Schedule 5.12(h), each Group Company, and each third party processing Personal Information on behalf of any Group Company, comply with, and during the past three (3) years have complied with, all Data Security Requirements in all material respects. No Group Company has (i) received any written notice of any claims of, or has been charged with, the violation of any Data Security Requirements, or (ii) notified, or has been required to notify, any Person of any Security Incidents or violations of any Data Security Requirements.

Section 5.13 Insurance. Schedule 5.13 lists all insurance policies (including the names of the carriers of the policies, the named insured, the policy limit and the expiration date thereof) maintained by the Group Companies and covering the Group Companies and their respective businesses (the “Insurance Policies”). The Company has made available to Purchaser an accurate and complete copy of each of the Insurance Policies. The Insurance Policies are in full force and effect, and all premiums due on the Insurance Policies are currently paid (and have been paid for all applicable periods under such policies) and no Group Company has received a notice of cancellation or termination of any Insurance Policy. Each of the Group Companies, as applicable, have given timely notice to their respective insurers of all material claims that may be insured by the Insurance Policies, and insurance coverage of such claims has not been denied or disputed by any insurer. Except as set forth on Schedule 5.13, there are no pending claims under any of the Insurance Policies against or relating to any Group Company or the Business. Schedule 5.13 also sets forth any pending policy claims in excess of $50,000. Except as set forth on Schedule 5.13, the consummation of the Transactions will not affect coverage under any such Insurance Policies.

Section 5.14 Legal Proceedings; Governmental Orders.

(a) During the past three (3) years, except as set forth on Schedule 5.14(a), there are, and have been, no material Proceedings pending or, to the Company’s Knowledge, threatened (in writing or otherwise) against or by any Group Company or their respective properties or assets. None of the Group Companies has initiated any Proceedings that are currently pending, nor do any of the Group Companies currently intend to initiate any Proceedings.

(b) During the past three (3) years, except as set forth on Schedule 5.14(b), there are, and have been, no outstanding Orders and no unsatisfied judgments, penalties, or awards against or affecting any Group Company or any of their respective properties or assets.

Section 5.15 Compliance with Laws; Permits. Each Group Company: (a) is, and has been for the last three (3) years, in compliance in all material respects with all Laws applicable to it or the Business; and (b) has not received written notification from any Governmental Authority alleging that it is in violation of any Law applicable to it.

Section 5.16 Trade Control & Anti-Corruption Laws.

(a) The Group Companies are and have at all times been in compliance with Trade Control Laws. No Group Company has made a voluntary or directed disclosure with respect to any alleged, potential or actual violation of any Trade Control Laws to any Governmental Authority. The Group Companies have, as applicable, prepared and timely applied for all import and export licenses, authorizations, or registrations required under any Trade Control Laws for the conduct of their business. Without limiting the foregoing, no Group Company is, or is required to be, registered with the U.S. State Department under the International Traffic in Arms Regulations. The Group Companies have not received any written or oral communication from any Governmental Authority alleging that the Company or any director, officer, agent or employee, in each case acting on behalf of any Group Company, were in violation, or the subject of an investigation, fine, citation, or other proceeding related to an actual or potential violation, of Trade Control Laws. The Group Companies do not have any ongoing internal investigations or audits regarding potential violations of Trade Control Laws.

(b) None of the Group Companies, or any of their respective directors, officers, employees, or agents on behalf of any Group Company, have been a party to any transaction, or conducted any business or participated in, any transaction involving, directly or indirectly, any (i) Sanctioned Party or (ii) Sanctioned Country. None of the Group Companies, or any of their directors, officers or employees on behalf of any Group Company, have been a party to any contract or bid with, or conducted any business or participated in, any transaction involving, directly or indirectly, Belarus, Russia, or Venezuela.

(c) None of the Group Companies, or any of their respective directors, officers, employees, or agents acting on behalf of any Group Company, have made, offered, promised, or authorized any payment or gift of anything of value, directly or indirectly, to or for the benefit of any government official, or any other person, in order to assist any Group Company in obtaining or retaining business or otherwise securing any improper advantage in violation of Anti-Corruption Laws. No Group Company has made a voluntary or directed disclosure with respect to any alleged, potential, or actual violation of Anti-Corruption Laws to any Governmental Authority. The Group Companies have not received any written or oral communication from any Governmental Authority alleging that the Company or any director, officer, agent or employee, in each case acting on behalf of any Group Company, were in violation, or the subject of an investigation, fine, citation, or other proceeding related to an actual or potential violation, of Anti-Corruption Laws. The Group Companies do not have any ongoing internal investigations or audits regarding potential violations of Anti-Corruption Laws.

Section 5.17 Environmental Matters.

(a) Except as set forth on Schedule 5.17(a):

(i) Each Group Company is and for the past three (3) years has been in material compliance with all Environmental Laws.

(ii) No Group Company has received, during the past three (3) years (or earlier for any unresolved matters), from any Person any material (A) Environmental Notice or Environmental Claim, or (B) written request for information from a Governmental Authority pursuant to Environmental Law.

(iii) Each Group Company has obtained and maintains all material Environmental Permits required to conduct its Business and occupy the Leased Real Property.

(iv) No Leased Real Property is listed on, or has been proposed for listing on, the National Priorities List (or the Superfund Enterprise Management System) under CERCLA, or any similar state list.

(v) No Group Company owns or operates (A)-(D), and to the Company’s Knowledge, none of the following (A)-(I) are present at, on, in, or under the Leased Real Property: (A) underground storage tanks, (B) dumps or landfills, (C) surface impoundments, (D) other units for the treatment, storage or disposal of Hazardous Materials (other than in the Ordinary Course of Business), (E) asbestos, (F) polychlorinated biphenyls, (G) lead-based paint, (H) per- and polyfluoroalkyl substances (other than in the Ordinary Course of Business) or (I) toxic mold.

(vi) (A) There has been no Release of Hazardous Materials at, on, under or from any Leased Real Property or any other real property owned, operated or leased by a Group Company, (B) no Group Company has manufactured, handled, Released, stored, treated, distributed, exposed any Person to, or arranged, by contract, agreement or otherwise, for the transportation, disposal or treatment of, Hazardous Materials at any location, and (C) no Group Company has received during the past three (3) years (or earlier for any unresolved matters), an Environmental Notice that any Leased Real Property or real property formerly owned, operated or leased by a Group Company (including soils, groundwater, surface water, buildings, and other structure located on any such real property) has been contaminated with any Hazardous Material, except in the case of each of (A), (B) and (C) as has not and would not reasonably be expected to give rise to a material Liability of any Group Company or Purchaser.

(vii) No Group Company has assumed, undertaken, provided an indemnity with respect to, or, to the Company’s Knowledge, otherwise become subject to, any Liability, including without limitation any obligation for corrective or remedial action, of any other Person, in each case under Environmental Laws.

(b) Schedule 5.17(b) sets forth a list of all material current Environmental Permits.

(c) The Group Companies have previously made available in the Data Room all material reports, studies, audits, records, sampling data, assessments, and all material documents in their possession or control relating to the Group Companies’ compliance with Environmental Laws or the environmental condition of any Leased Real Property or any real property formerly owned, operated or leased by any Group Company.

Section 5.18 Employee Benefits Matters.

(a) Schedule 5.18(a) sets forth a complete and correct list of each material Benefit Plan. For purposes of this Agreement, “Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each bonus, commission, or incentive, employment agreement, offer letter, individual consulting or contractor agreement, equity or equity-based compensation, profit sharing, supplemental retirement or deferred compensation, change in control, retention, termination or severance, vacation, paid time off, fringe benefit or other benefit or compensation plan, policy, Contract, agreement, arrangement or program (i) that is sponsored maintained, or contributed to (or required to be contributed to) by any Group Company, (ii) that provides payments or benefits to or for the benefit of any current or former Employee of any Group Company or any dependents thereof, or (iii) otherwise with respect to which any Group Company has any Liability, but, excluding any Multiemployer Plan; provided, however, that individual employment agreements, offer letters, consulting or contractor agreements that do not materially deviate from a form that has been set forth on Schedule 5.18(a) need not be individually listed. With respect to each material Benefit Plan, the Group Companies have provided to Purchaser complete and correct copies of the following documents (to the extent applicable): (A) the current plan documents and all amendments thereto, (B) the most recent summary plan description (and any summaries of material modifications thereto), (C) the underlying insurance contracts, trust agreements and other funding arrangements, (D) the most recent determination or opinion letter issued by the IRS, and (E) any non-routine correspondence with any Governmental Authority in the previous three years.

(b) Each Benefit Plan and related trust has been established, maintained, funded, administered and operated in accordance with its terms and in accordance with all Laws (including ERISA and the Code), in all material respects. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable determination letter from the IRS, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the related trust are exempt from federal Income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the IRS, the unavailability of reliance on such opinion letter from the IRS, or otherwise adversely affect such Qualified Benefit Plan’s qualified status. All benefits, contributions, and premiums required by and due under the terms of each Benefit Plan or applicable Law have been timely paid according to the terms of such Benefit Plan and the terms of all applicable Laws, in all material respects, and any such amounts not yet due have been properly accrued to the extent required by GAAP. There have been no non-exempt prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary duty (as determined under ERISA) with respect to any Benefit Plan that could reasonably be expected to result in any material Liability to any of the Group Companies. Other than as set forth on Schedule 5.18(b), no Benefit plan provides for, and no Group Company has promised to provide, post-termination or retiree health or welfare benefits to any Person, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or any similar state Law and for which the covered Person pays the full premium cost of coverage. No Group Company has incurred (whether or not assessed) and could not reasonably be expected to incur any Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(c) Except as set forth on Schedule 5.18(c), neither the Group Companies nor any of their ERISA Affiliates sponsor, maintain, contribute to or are required to contribute to or, in the past six (6) years, have sponsored, maintained, contributed to or been required to contribute to, or otherwise have any Liability with respect to, a plan that is or was a: (i) “defined benefit plan” (as such term is defined in Section 3(35) of ERISA) or other plan that is or was subject to Section 412 of the Code or Title IV of ERISA; (ii) Multiemployer Plan; (iii) “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code; (iv) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; or (v) “funded welfare plan” within the meaning of Section 419 of the Code. No Group Company has within the past six (6) years: (A) withdrawn from any pension plan under circumstances resulting (or which could reasonably be expected to result) in a Liability to the Pension Benefit Guaranty Corporation, which liability has not been satisfied in full; or (B) engaged in any transaction that could reasonably be expected to give rise to a Liability of any Group Company or Purchaser under Section 4069 or Section 4212(c) of ERISA.

(d) With respect to each Multiemployer Plan identified on Schedule 5.18(c) (each a “Company Multiemployer Plan”): (i) no Group Company has withdrawn (whether completely or partially) from any Company Multiemployer Plan; (ii) no unsatisfied withdrawal liability within the meaning of Title IV of ERISA (whether or not asserted by such Company Multiemployer Plan and whether for a partial or complete withdrawal) has been incurred by any Group Company; (iii) none of the Group Companies has received notice that any Company Multiemployer Plan has undergone or is expected to undergo a mass withdrawal or termination (or treatment of a plan amendment as termination); (iv) all contributions (including installments) required to be made by the Group Companies have been timely made in all material respects; (v) all Employees of the Group Companies for whom the Group Companies have made contributions to an applicable Company Multiemployer Plan are, and all relevant times have been, eligible to participate in such Company Multiemployer Plan, and (vi) no Company Multiemployer Plan has been terminated or, to the Company’s Knowledge, is in “endangered,” “critical,” or “critical and declining” status (within the meaning of Section 432 of the Code or Section 305 of ERISA) so as to result directly or indirectly in any increase in contributions or other Liability to any of the Group Companies. No Group Company is bound by any contract or has any Liability described in Section 4204 of ERISA. Substantially all (i.e., 85% or more) of the work performed by the Group Companies with respect to which contributions have been or are made or required to be made to any Company Multiemployer Plan is and has been work performed in the building and construction industry as determined under and for purposes of Title IV of ERISA.

(e) There is no pending or, to the Company’s Knowledge, threatened action relating to a Benefit Plan or (as relates solely to the Group Companies’ participation in and contributions to such plan) Company Multiemployer Plan, no Benefit Plan has been the subject of an examination or audit by a Governmental Authority within the three (3) years before the date hereof, and there have been no disputes or audits (other than routine contribution audits for which no finding of material Liabilities were made and for which no Liability remains) with any Company Multiemployer Plan involving the Group Companies in the previous three (3) years before the date hereof.

(f) Except as set forth on Schedule 5.18(f), neither the execution of this Agreement nor the consummation of the Transactions could, either alone or in combination with any other event: (i) result in the payment of compensation or benefits (whether in cash, property or the vesting of property) to any Employee or other service provider of any Group Company; (ii) increase the amount of or accelerate the vesting or time of payment of compensation or benefits to any Employee or other service provider of any Group Company; (iii) require a contribution by any Group Company to any Benefit Plan; or (iv) result in the forgiveness of any employee or service provider loan.

(g) No payment or benefit, individually or in combination with any other such payment or benefit, that could be received (whether in cash, property, or the vesting of property) as a result of the consummation of the Transactions, either alone or in combination with another event, could be an “excess parachute payment” within the meaning of Section 280G(b) of the Code.

(h) Each Benefit Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and administered in all respects in operational compliance with, and is in documentary compliance with the requirements of Section 409A of the Code and all Treasury Regulations promulgated thereunder, in all material respects.

(i) No Group Company has any obligation to indemnify, gross-up, reimburse, or make any “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A or 4999 of the Code or otherwise.

Section 5.19 Employee Matters.

(a) Schedule 5.19(a) contains an accurate and complete list of all Employees and with respect to each such Employee, as applicable, as of the date hereof (or as of a day within the period of the ten (10) days prior to the date hereof): (i) his or her name or employment identification number; (ii) employer entity; (iii) date of commencement of employment; (iv) job title; (v) work location (by city and state); (vi) whether full- or part-time; (vii) union membership, if any; (viii) current base salary or hourly rate; (ix) incentive compensation, including bonuses and commission opportunity (actual for 2024 and expected for 2025); (x) classification as exempt or non-exempt from overtime pay requirements under the Fair Labor Standards Act and similar state Laws; and (xi) status as an active or inactive employee, and, if on leave, the expected return date, if known.

(b) Schedule 5.19(b) contains an accurate and complete list of all consultants and independent contractors currently engaged by each Group Company to whom a Group Company paid (including on behalf of third-parties) in the previous twelve (12) months that was not fully reimbursed by a client of an Group Company (collectively, the “Contractors”).

(c) Except as set forth on Schedule 5.19(c), each Group Company has the right to terminate the employment of each of its Employees and Contractors without incurring any notice or severance obligation.

(d) Except as set forth on Schedule 5.19(d), no Employee is represented by a labor union, labor organization, works council or group of employees and no Group Company is a party to, or otherwise subject to, or negotiating, any collective bargaining agreement, memorandum of understanding, side letter, neutrality, or card check agreement or other contract with any labor union, labor organization, works council, employee representative or group of employees. Except as set forth on Schedule 5.19(d), there are, and during the past three (3) years there have been, no union organizing campaigns pending or threatened concerning any of the Employees. Except as set forth on Schedule 5.19(d), there are no work slowdowns, lockouts, stoppages, picketing, hand billing, strikes, grievances, arbitrations, unfair labor practice charges or other labor disputes (“Labor Troubles”) pending, or to the Company’s Knowledge, threatened against or affecting any Group Company or the Employees, and there have been no such Labor Troubles within the past six (6) years. No Group Company has any legal or contractual requirement to provide notice or information to, bargain with, enter into any consultation procedure with, or obtain consent from, any labor union, works council, labor organization or employee representative, which is representing any employee of any Group Company, or any applicable labor tribunal, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(e) The Group Companies are, and within the past three (3) years have been, in compliance in all material respects with all applicable Laws pertaining to employment, labor and employment practices, and terms and conditions of employment, including wages and hours (including the classification of independent contractors and exempt and non-exempt employees), meal and rest breaks, overtime, pay equity, pay transparency, labor relations, collective bargaining, employment discrimination, harassment, violence, retaliation or reprisal, civil rights, human rights, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), whistleblower, disability rights or benefits, equal opportunity, restrictive covenants, plant closure and layoff issues (including the WARN Act), affirmative action, leaves of absence, employee trainings and notices, COVID-19, occupational health and safety, workers compensation and unemployment insurance.

(f) Except as set forth on Schedule 5.19(e), there are no, and during the past three (3) years there have not been any material actions suits, claims, labor disputes, grievances, arbitrations, litigations, administrative enforcement proceedings, audits, investigations, or other Proceedings against any Group Company pending, or to the Company’s Knowledge threatened, by or with any Governmental Authority relating to labor or employment matters in connection with the employment or termination of employment of any current or former Employee, including any Proceedings pending with or threatened by or to be filed with the Equal Employment Opportunity Commission, the Department of Labor, the IRS, the Occupational Safety and Health Administration, the National Labor Relations Board or any similar state, provincial or federal agency, or any other Governmental Authority.

(g) Except as set forth on Schedule 5.19(g), to the Company’s Knowledge, no regular or leased Employee, consultant or independent contractor of any Group Company (i) is in any material respect in violation of any term of any employment agreement, confidentiality, non-competition, non-solicitation or other proprietary rights agreement or any other agreements or obligations relating to the right of such Person to be employed by, or provide services to, any Group Company, (ii) has provided written notice of intent to terminate his or her employment or engagement with the applicable Group Company prior to the one-year anniversary of the Closing Date or (iii) is employed pursuant to a non-immigrant work visa or work permit that is limited in during.

(h) Except as set forth on Schedule 5.19(h), no allegation, complaint, charge or claim (formal or otherwise, internal or external) of harassment, sexual assault, sexual misconduct, discrimination, violence, retaliation or reprisal or similar behavior (an “Employee Misconduct Allegation”) has been made in writing or complaint through any reporting method authorized by the Group Companies’ policies in the past three (3) years against any Person who is or was an officer, director, manager or supervisory-level Employee in such Person’s capacity as such or, to the Company’s Knowledge, in any other capacity. The Group Companies have taken prompt corrective action with respect to each Employee Misconduct Allegation (except those the Group Companies reasonably deemed to not have merit) and during the past three (3) years, the Group Companies have not entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any agreement or provision similar to any of the foregoing, relating to any Employee Misconduct Allegation against any Group Company or any Person who is or was an officer, director, manager, employee or independent contractor of any Group Company. The Group Companies do not reasonably anticipate material Liabilities arising out of any such Employee Misconduct Allegations.

(i) Except as set forth on Schedule 5.19(i), during the past three (3) years, the Group Companies have fully and timely paid all wages, salaries, overtime, wage premiums, commissions, bonuses, vacation and holiday pay, expense reimbursements, severance, termination payments, fees and other compensation that has come due and payable to its Employees and other service providers under applicable Law, agreement, or policy of the Group Companies.

(j) Where applicable, within the past ten (10) years each Group Company is and has been in compliance with the Davis-Bacon Act, including all implementing regulations.

(k) Except as set forth on Schedule 5.19(k) the Group Companies currently, and during the past four (4) years have, properly classified all Employees and independent contractors of the Group Companies as either employees or independent contractors, as the case may be, and as exempt or non-exempt, as the case may be, for all purposes under the Fair Labor Standards Act and any other applicable Laws, have been in material compliance with all applicable Laws relating to worker classification, and during the past four (4) years the Group Companies have not received any notice or other communication from any Employees, independent contractors, Person or Governmental Authority challenging or disputing how the Group Companies classified them.

Section 5.20 Taxes.

(a) All material Tax Returns filed or required to have been filed by or on behalf of any Group Company have been duly and timely filed with the appropriate Tax Authority in all jurisdictions in which such Tax Returns were required to have been filed (after giving effect to any valid extensions of time in which to make such filings), each such Tax Return has been prepared in material compliance with all applicable Law, and all such Tax Returns are true, complete and correct in all material respects. All Taxes due and owing by or on behalf of any Group Company (whether or not shown or required to be shown on any Tax Return) have been fully and timely paid.

(b) Purchaser has been supplied with true and complete copies (and such copies have been posted in the data room) of each material Tax Return of each of the Group Companies for the past three (3) Tax years.

(c) No claim has been made by any Tax Authority in any jurisdiction where any Group Company does not file Tax Returns that any Group Company, as applicable, is, or may be, subject to Tax by that jurisdiction or required to file Tax Returns in that jurisdiction. Schedule 5.20(c) sets forth each jurisdiction (other than United States federal) in which any Group Company is or has been registered for Taxes for any period beginning on or after October 1, 2021, or in which any Group Company has been required to file any Tax Return, for any period beginning after September 30, 2021.

(d) Each Group Company has withheld all material amounts of Tax required to have been withheld (including any backup withholding) in connection with amounts paid and remitted all such Taxes to the appropriate Tax Authority, and each Group Company has complied in all material respects with applicable record retention and information reporting requirements.

(e) As of the Locked Box Date, the amount of the unpaid Tax liabilities of the Group Companies for all periods ending on or before the Locked Box Date did not, in the aggregate, materially exceed the amount of accruals for Taxes (excluding reserves for deferred Taxes) reflected on the Locked Box Accounts. The amount of the unpaid Tax liabilities of the Group Companies for all periods following the Locked Box Date have been recorded in accordance with the past customs and practice of the Group Companies.

(f) Except as set forth on Schedule 5.20(f), no Group Company has initiated, settled or compromised any Proceeding in respect of Taxes, including any claim for a Tax refund or abatement, or filed any amended Tax Return or extended or waived the limitation period applicable to any Proceeding in respect of Taxes. No Group Company has granted to any Person any power of attorney with respect to any Tax matter that is currently in force.

(g) No Group Company has (i) requested any extension of time within which to file any Tax Return, other than routine extensions for periods not exceeding six (6) months beyond the otherwise applicable due date or (ii) granted any extension for the assessment or collection of Taxes, which Taxes have not since been paid.

(h) All deficiencies asserted, or assessments made, against any Group Company as a result of any Proceeding by any Tax Authority have been fully paid, settled or otherwise resolved. Except for Permitted Liens, there are no Liens for Taxes against any of the assets or properties of any Group Company. There are no ongoing, proposed, or threatened Proceedings against any Group Company by any Tax Authority. No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any Tax Authority with respect to any Group Company. No Group Company has entered into a closing agreement within the meaning of Section 7121 of the Code or any similar provision of state, local, or non-U.S. Tax Law.

(i) No Group Company has been a member of an affiliated, consolidated, combined or unitary group, other than a group in which the common parent is a Group Company. No Group Company has any liability for Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local or non-U.S. Tax Law), as a transferee or successor, by contract or otherwise.

(j) No Group Company is a party to any Tax indemnification, Tax allocation, Tax sharing or other similar agreement (other than arrangements among Group Companies or entered into in the Ordinary Course of Business the principal purpose of which is not related to Taxes).

(k) Each Group Company has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal Income Tax within the meaning of Section 6662 of the Code.

(l) The Company is not, nor has ever been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.

(m) Except with respect to other Group Companies or as disclosed on Schedule 5.20(m), no Group Company owns any interest in an entity, nor is it a party to any contractual arrangement or joint venture or other arrangement that is or could be, characterized as a partnership for U.S. federal Income Tax purposes.

(n) No Group Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date hereof.

(o) No Group Company has engaged in any transaction “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local, or foreign Tax Law).

(p) If any Group Company is required to be registered for sales Tax in any jurisdiction, it is so registered in each such applicable jurisdiction and has materially complied with all statutory provisions, rules, regulations, orders and directions in respect of any sales Tax or similar Tax on consumption, maintains full and accurate records, and has not been subject to any interest, forfeiture, surcharge or penalty, and has not been a member of a group, or consolidated with any other Person, for purposes of sales Tax.

(q) The Company will not be required to pay any material additional Taxes, or include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in, or improper use of, any method of accounting for a taxable period ending on or before the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local Tax Law) executed on or before the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local Tax Law) existing on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or before the Closing Date or (v) any prepaid amount or deferred revenue received on or before the Closing Date.

(r) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(s) No Group Company has incurred any Tax under Sections 1374 or 1375 of the Code.

(t) The Company has, since its formation, been properly classified, and, until the date of the NewCo Contribution and Q Sub Election, will remain properly classified, as an S-corporation for U.S. federal and applicable state and local Income Tax purposes. From the time of the NewCo Contribution and Q Sub Election until immediately prior to the Company Conversion, the Company will be classified as a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code (and corresponding provisions of applicable state and local Tax Law). At all times since the Company Conversion, the Company will be disregarded as an entity separate from NewCo for U.S. federal and applicable state and local Income Tax purposes. Except as set forth on Schedule 5.20(t), each of Bowers Associates, Bowers Automotive, and Bowers National (i) has, since its formation and until the date of the Classification Transactions, been properly classified as a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code (and corresponding provisions of applicable state and local Tax Law), and (ii) at all times following the Classification Transactions, will be treated as an entity disregarded as separate from its owner for U.S. federal and applicable state and local Income Tax purposes.

(u) Each Group Company has complied in all material respects with all applicable Laws regarding escheat or unclaimed property.

Section 5.21 Brokers. Except for Alantra LLC, no broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Group Company.

Section 5.22 Transactions with Related Persons. Except as set forth on Schedule 5.22, there are no contracts between any Group Company, on the one hand, and any (a) current Employee, officer, manager or director of a Group Company (other than employment agreements entered into in the Ordinary Course of Business) or (b) any Related Person (other than employment agreements entered into in the Ordinary Course of Business) of any current officer or director of a Group Company, on the other hand. Except as set forth on Schedule 5.22, no Group Company has, since the Locked Box Date, (i) purchased, acquired or leased any material property or services from, (ii) sold, transferred or leased any material property or services to, (iii) loaned or advanced money to, (iv) borrowed any money from, or (v) is a party to or interested in any Contract or transaction involving any Related Person.

Section 5.23 Material Customers and Suppliers.

(a) Schedule 5.23(a) sets forth the ten (10) largest customers of the Group Companies on a consolidated basis (based on the Dollar amount of purchases by such customers) for the year ended September 30, 2025 (such customers, the “Material Customers”). Except as set forth on Schedule 5.23(a), all Material Customers continue to be customers of the applicable Group Company and no Material Customer has notified the Company in writing that it intends to terminate its relationship with the Group Companies.

(b) Schedule 5.23(b) sets forth the ten (10) largest suppliers of the Group Companies on a consolidated basis (based on the Dollar amount of purchases from such suppliers) for the year ended September 30, 2025 (such suppliers, the “Material Suppliers”). Except as set forth on Schedule 5.23(b), all Material Suppliers continue to be suppliers of the applicable Group Company and no Material Supplier has notified the Company in writing that it intends to terminate its relationship with the Group Companies. There are no suppliers of products or services to the Group Companies that are material to the business of the Group Companies with respect to which practical alternative sources of supply are not generally available on comparable terms and conditions in the marketplace.

Section 5.24 Bank Accounts. Schedule 5.24 lists all bank accounts, safety deposit boxes and lock boxes (designating each authorized signatory with respect thereto) of each Group Company. There are no bank accounts, safety deposit boxes or lock boxes of Sellers or any of their Affiliates (other than the Group Companies) that contain funds that are properly attributable to the Group Companies.

Section 5.25 Solvency. Each member of the Group Companies is Solvent. No member of the Group Companies has stopped or suspended payment of its debts or become unable to pay its debts as they become due. No member of the Group Companies will be rendered insolvent by the occurrence of the transactions contemplated by this Agreement or any Transaction Agreement. No member of the Group Companies is the subject of any pending, rendered, or to the Company’s Knowledge, threatened insolvency, bankruptcy, reorganization, receivership or similar proceedings of any character. No member of the Group Companies has made an assignment for the benefit of creditors or taken any action with a view to or that could constitute a valid basis for the institution of any such proceedings.

Section 5.26 Books and Records. The books of account, minute books, equityholder and other records of the Group Companies are true, correct and complete in all material respects.

Section 5.27 Services and Warranties. All services provided by the Group Companies have been in conformity with all applicable contractual commitments and applicable Law and all express and implied warranties and guarantees, and no member of the Group Companies has any material Liability (and, to the Company’s Knowledge, there is no reasonable basis for such Liability) for replacement or rework thereof or other damages, payments or refunds in connection therewith. No services provided or delivered by the Group Companies are subject to any guarantee, warranty or other indemnity beyond terms and conditions contained in its Contracts. The Group Companies have not (a) been notified in writing of any claims for (and to the Company’s Knowledge, any threatened claims for) any warranty obligations relating to any of its services or (b) received a warranty claim in excess of $100,000 since the Locked Box Date.

Section 5.28 No Additional Representations or Warranties. Except as set forth in this Article V, the certificate delivered pursuant to Section 2.6(a) and the other Transaction Agreements, none of the Group Companies, any of their Affiliates, including Sellers, or any of their respective Associated Persons has made, or is making, any representation or warranty, express or implied, regarding the Group Companies, its properties, assets, condition (financial or otherwise), results of operations, Liabilities, or prospects, the Business, or the Shares, and the Group Companies, any of their Affiliates, including Sellers, hereby disclaim any such other representations and warranties, including any representations or warranties with respect to (a) merchantability or fitness for any particular use or purpose, (b) the probable success or profitability of the Business after the Closing, (c) any projections, forecasts, or forward-looking statements provided or made to Purchaser, its Affiliates, or their respective Representatives, or (d) any memoranda, charts, summaries, schedules, or other information about the Group Companies or the Business provided to Purchaser, its Affiliates, or their respective Representatives. For the avoidance of doubt, the foregoing shall not be construed as an attempt by such Seller to disclaim liability for Fraud, or waive any claim or cause of action by Purchaser, Purchaser Parent or any of their Affiliates for Fraud.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PURCHASER PARENT

Purchaser and Purchaser Parent hereby, severally, and not jointly, represent and warrant to Sellers as follows:

Section 6.1 Organization; Authorization of Purchaser and Purchaser Parent. Each of Purchaser and Purchaser Parent is validly existing and in good standing under the Laws of its jurisdiction of organization or incorporation. Each of Purchaser and Purchaser Parent has all requisite corporate or other legal entity power and authority to execute, deliver, and perform this Agreement and the Related Agreements to which it is a party and to consummate the Transactions. The execution, delivery, and performance by Purchaser and Purchaser Parent of this Agreement and the Related Agreements to which each is a party and the consummation by Purchaser and Purchaser Parent of the Transactions have been validly authorized by all necessary corporate or other legal entity action by Purchaser and Purchaser Parent, as applicable. Each of Purchaser and Purchaser Parent has validly executed and delivered this Agreement and, at or prior to the Closing, Purchaser and Purchaser Parent will have validly executed and delivered each of the Related Agreements to which it is a party. Assuming the valid authorization, execution, and delivery of this Agreement and the Related Agreements by NewCo, Sellers and their respective Affiliates, as applicable, this Agreement constitutes, and each Related Agreement will after the Closing constitute, legal, valid, and binding obligations of Purchaser and Purchaser Parent, as applicable, enforceable against Purchaser and Purchaser Parent in accordance with their respective terms, subject to the Enforceability Exceptions.

Section 6.2 Governmental Consents; No Conflicts.

(a) The execution, delivery, and performance by Purchaser and Purchaser Parent of this Agreement and the Related Agreements to which each is a party, and the consummation by Purchaser and Purchaser Parent of the Transactions, do not and will not require any Consent of or with any Governmental Authority, other than (i) any Consent the failure of which to be obtained or provided would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair Purchaser’s or Purchaser Parent’s ability to consummate the Transactions and (ii) the applicable requirements of the HSR Act.

(b) Except as set forth on Schedule 6.2(b), the execution, delivery, and performance by Purchaser and Purchaser Parent of this Agreement and the applicable Related Agreements to which each is a party, and the consummation by Purchaser and Purchaser Parent of the Transactions, do not and will not (i) violate any Law or Order applicable to Purchaser or Purchaser Parent, (ii) violate, conflict with, result in a breach, cancellation, or termination of, constitute a default under, result in the creation of any Lien on any of the assets of Purchaser or Purchaser Parent under, or result in a circumstance that, with or without notice or lapse of time or both, would constitute any of the foregoing under, any Contract to which Purchaser or Purchaser Parent is a party or by which Purchaser or Purchaser Parent is bound, or (iii) violate or conflict with any of the Organizational Documents of Purchaser or Purchaser Parent.

Section 6.3 Proceedings. As of the date hereof, there are no pending or, to the knowledge of Purchaser or Purchaser Parent, threatened Proceedings by or against Purchaser or Purchaser Parent or any of their Affiliates that, if determined adversely to Purchaser or Purchaser Parent, would reasonably be expected to have a material adverse effect on either Purchaser’s or Purchaser Parent’s ability to consummate the Transactions or perform its obligations under this Agreement and the other Transaction Agreements to which it is a or will be a party. To the knowledge of Purchaser or Purchaser Parent, no event has occurred, or circumstances exist, that would be reasonably expected to give rise to, or serve as a basis for any such proceeding.

Section 6.4 Financing(a) . Notwithstanding any other provision of this Agreement to the contrary, Purchaser understands and acknowledges that the obligations of Purchaser to consummate the Transactions are not in any way contingent upon or otherwise subject to Purchaser’s consummation of any financing arrangement, Purchaser’s obtaining of any financing or the availability, grant, provision or extension of any financing to Purchaser.

(b) As of the date of this Agreement, Purchaser has delivered to Sellers accurate, complete and fully executed copies of (i) a Debt Financing Commitment Letter (together with all annexes, schedules and exhibits thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time to the extent permitted by Section 7.11, the “Debt Financing Commitment

Letter”) from the Debt Financing Sources party thereto and (ii) any fee letters referenced in the Debt Financing Commitment Letter (the “Fee Letters”) (in the case of any such Fee Letters, with only the amounts and percentages of the fees, interest rates, original issue discount and other economic provisions and other customarily redacted financial “market flex” provisions redacted; provided that none of such redactions would reasonably be expected to adversely affect the conditionality or availability of the Debt Financing or reduce the aggregate principal amount of the Debt Financing to an amount that, when taken together with any other sources of financing and cash on hand, would be less than the Required Amount (as defined below) or could otherwise expand or amend or modify in any manner adverse to Purchaser, the Company or any Seller any of the conditions or other contingencies relating to the receipt or funding of the Debt Financing in any respect (whether by making any of such conditions or other contingencies less likely to be satisfied on a timely basis or otherwise)), pursuant to which, and upon the terms and subject to the conditions therein, the Debt Financing Sources party thereto have committed to provide Purchaser with debt financing in the amounts set forth therein for purposes of financing the transactions contemplated hereby and paying related fees and expenses (such debt financing, the “Debt Financing”).

(i) Except as expressly set forth in the Debt Financing Commitment Letter, there are no conditions precedent to the obligations of the Debt Financing Sources party thereto to provide the Debt Financing or any contingencies that could permit the lender party thereto to reduce the total amount of the Debt Financing below the Required Amount (as defined below).

(ii) Assuming that the Debt Financing is funded in accordance with the terms of the Debt Financing Commitment Letter and following the satisfaction or waiver of all conditions set forth in Article VIII, the Debt Financing, when funded in accordance with the Debt Financing Commitment Letter, together with Purchaser’s cash on hand, shall provide Purchaser with cash proceeds on the Closing Date (after netting out applicable fees, expenses, original issue discount, and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Financing Commitment Letters and any fee letters related thereto) sufficient to (i) pay all amounts required to be paid at or prior to Closing, (ii) pay any and all fees and expenses of or payable by Purchaser or the Company in connection with the transactions contemplated hereby in each case, that are payable at or prior to Closing and (iii) satisfy all of the other payment obligations of Purchaser contemplated hereunder, in each case, that are payable at or prior to Closing (collectively, the “Required Amount”). To the knowledge of Purchaser, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach under the Debt Financing Commitment Letter by Purchaser or any Debt Financing Sources, or failure of any condition of, or otherwise result in, any portion of the Debt Financing to become unavailable under, and Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it in the Debt Financing Commitment Letter on the Closing Date nor does Purchaser have knowledge, as of the date hereof, that the Debt Financing Sources will be unable to satisfy on a timely basis their respective funding obligations under the Debt Financing Commitment Letter in accordance with its terms.

(iii) Purchaser has fully paid, or caused to be paid, any and all commitment fees or other fees required by the Debt Financing Commitment Letter (or the Fee Letters) to be paid on or before the date hereof. The Debt Financing Commitment Letter and the Fee Letters constitute the entire and complete agreement between the parties thereto with respect to the Debt Financing. The Debt Financing Commitment Letter, in the form provided to the Company by Purchaser on or prior to the date hereof, is in full force and effect and is a legal, valid, binding and enforceable obligation of Purchaser and to Purchaser’s knowledge, the other parties thereto, subject to the Enforceability Exceptions. As of the date hereof, the Debt Financing Commitment Letter has not been withdrawn, terminated, repudiated, rescinded, amended or modified, in any respect, and no withdrawal, termination, repudiation, rescission, amendment or modification of the Debt Financing Commitment Letter is contemplated (other than any amendment permitted under Section 7.11(c)). As of the date hereof, Purchaser is not in breach or default of any terms or conditions set forth in the Debt Financing Commitment Letter. To the knowledge of Purchaser, as of the date hereof, no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach or default thereunder on the part of Purchaser or a failure of any condition thereunder or otherwise result in any portion of the Debt Financing contemplated thereby to be unavailable, or delayed. As of the date of this Agreement, there are no side letters or other agreements, contracts or arrangements related to the Debt Financing that would adversely affect the availability or the aggregate amount of the Debt Financing.

Section 6.5 Securities Law Matters. Purchaser is acquiring the Company Interests solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution of the Company Interests in violation of the Securities Act or other applicable securities Law. Purchaser acknowledges that the Company Interests have not been registered under the Securities Act or other applicable securities Law and that the Company Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or other applicable securities Laws or pursuant to an applicable exemption from such registration provisions. Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Company Interests and is capable of bearing the economic risks of such investment. Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Section 6.6 Brokers. No broker, finder, or investment bank is entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Purchaser or Purchaser Parent.

Section 6.7 Solvency.

(a) Immediately after giving effect to the consummation of the Transactions, including the Debt Financing, assuming the representations and warranties set forth in Article IV and Article V are true and correct, Purchaser, the Group Companies will be Solvent. Purchaser is not making any transfer of property and is not incurring any Liability in connection with the Transactions with the intent to hinder, delay, or defraud present or future creditors of Purchaser or any Group Company.

Section 6.8 Valid Issuance. The Purchaser Parent Common Stock to be issued in accordance with this Agreement, when issued, will be duly authorized and validly issued, fully paid and nonassessable, and free of restrictions on transfer other than restrictions on transfer under (a) this Agreement, the Related Agreements, Purchaser Parent’s organizational documents as may be amended, or amended and restated, from time to time and (b) applicable securities and corporate Laws.

Section 6.9 Investigation and Reliance.

(a) Purchaser is a sophisticated purchaser and has conducted to its satisfaction an independent investigation, review, and analysis of the Business and the financial condition, results of operations, assets, properties, and Liabilities of the Group Companies, which investigation, review, and analysis were conducted by Purchaser together with expert advisors, including legal counsel, that it engaged for such purpose. Purchaser acknowledges that, in entering into this Agreement and agreeing to proceed with the consummation of the Transactions, it has relied solely on (i) the representations and warranties of each Seller set forth in Article IV, (ii) the representations and warranties of the Company as set forth in Article V and (iii) the results of its own investigation, review, and analysis.

(b) Each of Purchaser and Purchaser Parent acknowledges that, except for the representations and warranties of the Company set forth in Article V and the representations and warranties of each Seller set forth in Article IV, none of Sellers, the Group Companies, their Affiliates or any of their respective Representatives has made, or is making, any representation or warranty, express or implied, regarding any of the Group Companies, its properties, assets, condition (financial or otherwise), results of operations, Liabilities, or prospects, the Business, the Shares or Sellers, including any representations or warranties with respect to (i) merchantability or fitness for any particular use or purpose, (ii) the probable success or profitability of the Business after the Closing, (iii) any projections, forecasts, or forward-looking statements provided or made to Purchaser, Purchaser Parent, their Affiliates, or their respective Representatives, or (iv) any memoranda, charts, summaries, schedules, or other information about the Group Companies, the Business, or the Transactions (collectively, the “Business Information”) provided to Purchaser, Purchaser Parent or their Representatives (including the Confidential Information Memorandum, provided to Purchaser or Purchaser Parent in connection with the Transactions and any information, documents, or materials provided to Purchaser, Purchaser Parent or their Representatives, whether orally or in writing, in or through the Data Room, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Purchaser, Purchaser Parent or their Representatives, or any other form in connection with the Transactions). Each of Purchaser and Purchaser Parent agrees that none of the Group Companies, Sellers, any of their Affiliates, or any of their respective Representatives will have any Liability to Purchaser, Purchaser Parent or their Representatives relating to or resulting from the use of the Business Information or any errors, inaccuracies, or omissions in the Business Information, or for any other matter relating to the Transactions, except for any Liability resulting from any breach of or inaccuracy in the representations and warranties of the Company expressly set forth in Article V and the representations and warranties of each Seller set forth in Article IV, but subject to the limitations set forth in this Agreement.

Section 6.10 No Additional Representations or Warranties. Except as set forth in this Article IV, the certificate delivered pursuant to Section 2.5(a) and the other Transaction Agreements, none of Purchaser or Purchaser Parent, any of their Affiliates, or any of their respective Associated Persons has made, or is making, any representation or warranty, express or implied, regarding Purchaser or Purchaser Parent, its properties, assets, condition (financial or otherwise), results of operations, Liabilities, or prospects, its business, or the Purchaser Parent Common Stock, and the Purchaser Group Members, any of their Affiliates, including Purchaser and Purchaser Parent, hereby disclaim any such other representations and warranties, including any representations or warranties with respect to (a) merchantability or fitness for any particular use or purpose, (b) the probable success or profitability of its business after the Closing, (c) any projections, forecasts, or forward-looking statements provided or made to Sellers, NewCo, their Affiliates, or their respective Representatives, or (d) any memoranda, charts, summaries, schedules, or other information about the Purchaser Group Members or their business provided to Seller, NewCo, their Affiliates, or their respective Representatives. For the avoidance of doubt, the foregoing shall not be construed as an attempt by Purchaser or Purchaser Parent to disclaim liability for Fraud, or waive any claim or cause of action by Sellers or any of their Affiliates for Fraud.

ARTICLE VII

COVENANTS

Section 7.1 Access to Information. From the Effective Date until the Closing Date, Sellers shall give, and shall cause the Group Companies to give, Purchaser, Purchaser Parent and their Representatives reasonable access, upon reasonable advance notice and during normal business hours, to the assets, properties, offices, facilities, books, and records of the Group Companies, and shall make the Representatives of the Group Companies available to Purchaser, Purchaser Parent and their Representatives as they may from time to time reasonably request, in each case in connection with facilitating the consummation of the Transactions; provided, however, that (x) Purchaser and Purchaser Parent shall have no access to any Tax Return, or any portion thereof, filed by Sellers (excluding, for the avoidance of doubt, any Tax Return that consists of information solely with respect to the Group Companies) and (y) Sellers will not be required to provide access or to disclose any information to Purchaser or Purchaser Parent if such access or disclosure would (a) unreasonably interrupt the normal course of the Business, (b) in Sellers’ reasonable determination, based on the advice of outside counsel, would (i) result in any waiver of attorney-client privilege or (ii) violate any applicable Law or the terms of any Contract to which any Group Company, Sellers or any of their Affiliates is a party or to which any of them are bound or (c) cause significant competitive harm to the Group Companies if the Transactions are not consummated (it being understood and agreed that, in each case, Sellers and the Group Companies will use commercially reasonable efforts to provide such information in a manner that does not violate such applicable Law, attorney-client privilege or Contract). All requests by Purchaser or its Representatives for access or information pursuant to this Section 7.1 shall be directed to Alantra LLC, or to such other Person as Sellers may direct in writing. During any visits to any offices or facilities owned or leased by any Group Company, Purchaser shall comply, and shall cause its Representatives to comply, with all safety, health, and security rules applicable to the premises being visited. Sellers shall have the right to have a Representative present at all times during any inspections, interviews, and examinations conducted at the offices or facilities owned or leased by any Group Company. From the date of this Agreement until the Closing Date, Purchaser shall not have access to or communicate with any of the customers, suppliers or other counterparties of the Business regarding the operations or legal status of, or any such Person’s relationships with, any Group Company without the prior written Consent of Sellers, which Consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Section 7.1, Purchaser shall not sample or analyze any soil, groundwater, other environmental media, or building material without the prior written Consent of Sellers, which may not be unreasonably withheld, conditioned or delayed. Purchaser shall, and shall cause its Representatives to, treat and hold any information provided or obtained pursuant to this Section 7.1 in accordance with the Confidentiality Agreement.

Section 7.2 Conduct of Business Pending the Closing. From the Effective Date until the Closing Date, except as contemplated, permitted, or required by the express terms of this Agreement (including Section 2.2 and Section 7.8(g)), or any Related Agreement, as required by applicable Law, as set forth on Schedule 7.2, or to the extent that Purchaser otherwise Consents in writing (which Consent shall not be unreasonably withheld, conditioned, or delayed), Sellers shall, and shall cause the Group Companies to: (i) operate the Business in the Ordinary Course of Business in all material respects; (ii) use commercially reasonable efforts to maintain its assets in good operating condition and repair in accordance with past practices (normal wear and tear excepted); (iii) maintain insurance reasonably comparable to that in effect as of the Locked Box Date; (iv) use commercially reasonable efforts to maintain inventory and supplies at customary and adequate operating levels consistent with past practice and replace, in accordance with past practice, any inoperable, worn out, damaged or obsolete assets with modern assets of at least comparable quality, (v) use commercially reasonable efforts to maintain current assets and current liabilities at a level consistent with past practice; (vi) maintain its books, accounts and records in accordance with past custom and practice as used in preparation of the Locked Box Accounts and the Financial Statements; (vii) make capital expenditures in a manner consistent with past practice; and (viii) maintain its bonding arrangements consistent with past practice. Without limiting the generality of the foregoing, except as contemplated, permitted, or required by the express terms of this Agreement or any Related Agreement, as required by applicable Law or as set forth on Schedule 7.2, prior to the Closing, Sellers shall cause the Group Companies not to, without the prior written Consent of Purchaser (which Consent shall not be unreasonably withheld, conditioned, or delayed):

(a) amend the Organizational Documents of any Group Company;

(b) (i) grant, issue, sell or otherwise dispose of any Equity Interests of any Group Company, (ii) grant any options, warrants, calls, or other rights to purchase or otherwise acquire any Equity Interests of any Group Company, (iii) split, combine, reclassify, cancel, redeem, repurchase or otherwise recapitalize any of the Equity Interests of any Group Company or (iv) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or property) in respect of any Equity Interests of any Group Company;

(c) (i) sell, lease, license, transfer, or otherwise dispose of, or incur any Lien (other than a Permitted Lien) on, any assets (tangible or intangible) that are material to the Business, except for the sale, lease, transfer, or disposition of obsolete or damaged inventory in the Ordinary Course of Business or (ii) purchase or otherwise acquire any material properties or assets (including Equity Interests) of any other Person;

(d) except as set forth on Schedule 7.2(d), make any new capital expenditures in an aggregate amount of more two hundred and fifty thousand Dollars ($250,000) or fail to make any capital expenditures in the Ordinary Course of Business except for any reasonably necessary capital expenditures made in response to any emergency, whether caused by war, terrorism, weather events, Public Health Event or otherwise that is causing a material and adverse impact on the Business;

(e) except (i) as required by Law, or (ii) as required by the terms of any existing Benefit Plan identified on Schedule 5.18(a) or collective bargaining agreement, (v) grant or announce any cash or equity or equity-based incentive awards, bonus, retention, change in control, transaction, severance or similar compensation or any increase or decrease in the base salary or wages, bonus opportunity, or other compensation or benefits payable to any officer, Employee, director, or other service provider of any Group Company, (w) increase or accelerate or commit to accelerate the funding, payment or vesting of the compensation or benefits provided to any Employee, officer, director or other service provider of any Group Company, (x) terminate or amend or modify any existing Benefit Plan or establish, adopt, or enter into any benefit or compensation plan, program, policy, agreement or arrangement that would be a Benefit Plan if it were in existence as of the date hereof, (y) hire, promote or engage, or otherwise enter into any employment or consulting agreement or arrangement with, any current or former Employee, officer, director or other service provider of any Group Company whose annual base salary or base wages, as applicable, would exceed two hundred and twenty-five thousand Dollars ($225,000), or (z) terminate any Employee, officer, director or other service provider of any Group Company other than for cause, whose annual base salary or base wages, as applicable, would exceed two hundred and twenty-five thousand Dollars ($225,000);

(f) negotiate, modify, amend, extend, terminate or enter into any collective bargaining agreement or other Contract with a union, works council, labor organization, or other employee representative or recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of any Group Company;

(g) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that trigger notice obligations under the WARN Act;

(h) waive or release any noncompetition, non-solicitation, non-disclosure or other restrictive covenant obligation of any current or former employee or independent contractor of any Group Company;

(i) withdraw (whether partially or completely, within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan or otherwise incur any withdrawal liability (within the meaning of Title IV of ERISA) with respect to any Multiemployer Plan;

(j) (i) enter into any Contract that would be a Material Contract if in existence as of the date hereof; or (ii) amend, terminate (other than any expiration of the applicable Material Contract in accordance with its terms) or waive the performance under any Material Contract, other than such amendment, termination or waiver that would not reasonably be expected to be adverse in any material respect to Purchaser or its Affiliates (including the Group Companies) after the Closing, other than, in each case of the foregoing clauses (i) and (ii), (x) in the Ordinary Course of Business and (y) such Contracts involving the payment or receipt by the Group Companies not in excess of two hundred and fifty thousand Dollars ($250,000);

(k) make any material change in any accounting principle, policy, or procedure used by the Company (other than regarding Taxes, which shall be governed by paragraph (l) below), other than changes required by GAAP or applicable Law;

(l) (i) make, change or revoke any material Tax election (other than pursuant to the Reorganization Transactions), (ii) change any Tax accounting period, (iii) adopt or change any accounting principle, policy, or procedure used by any Group Company regarding Taxes, (iv) amend any income or other material Tax Return, (v) settle or compromise any claim, suit, litigation, proceeding, audit or controversy relating to material Taxes, (vi) agree to an extension (other than automatic extensions) or waiver of any statute of limitations with respect to the assessment or determination of any material Taxes; (vii) enter into any closing agreement (or similar agreement) related to any material Taxes, (viii) surrender any right to claim any material Tax refund, (ix) make or initiate any voluntary disclosure, proceeding or agreement with a Governmental Authority regarding any material Tax, in each case, if such action, election, change, or adoption could reasonably be expected to have the effect of increasing the Tax Liability of any Group Company for any period (or portion thereof) beginning after the Closing Date; or (x) take any action that would reasonably be expected to adversely affect the Company’s status as an electing S corporation within the meaning of Sections 1361 and 1362 of the Code or corresponding provisions of state and local Law (other than pursuant to the Reorganization Transactions) with respect to any taxable period ending on or before the date of the Holdings Contribution and Q Sub Election;

(m) merge or consolidate with any other Person, wind up, dissolve or liquidate restructure or reorganize, or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law in respect of any Group Company;

(n) (i) mortgage, pledge or subject to any Lien (other than Permitted Liens or Liens to secure indebtedness incurred in accordance herewith) any of its material assets or (ii) create, incur, assume, endorse or guarantee any indebtedness for borrowed money, letters of credit or guarantees or otherwise become responsible for the indebtedness of any other Person, except for (A) any credit card line of credit and the accrual of interest on amounts outstanding and (B) capital leases, in each case, in the Ordinary Course of Business;

(o) fail to maintain the corporate or limited liability company, as applicable, existence of any Group Company, or make any material change to the business of the Group Companies or engage in any material new line of business;

(p) initiate, waive, compromise, settle or otherwise dispose of any Proceeding, other than settlements that solely involve the payment of monetary damages not in excess of $100,000 in the aggregate and full releases of Liability and without restrictions on the Business;

(q) modify, terminate or fail to maintain any Insurance Policies (other than in connection with replacements thereof with comparable coverage);

(r) accelerate the collection of or discount accounts receivable, delay the payment of accounts payable or accrued expenses, delay the purchase of supplies or delay capital expenditures, repairs or maintenance;

(s) take any action or fail to take any action that has or has had, or could reasonably be expected to have, the effect of accelerating sales to customers or others that would be expected to occur after the Closing in the Ordinary Course of Business;

(t) make any loan to any Person, other than advancements of bona fide business expenses made to employees, directors, consultants and advisors consistent with the Company’s written expense reimbursement policy and prepayments made to vendors, in each case in the Ordinary Course of Business;

(u) cancel any debts owed to any member of the Group Companies, or waive any claims or rights in favor of any member of the Group Companies, except for cancellations made or waivers granted in the Ordinary Course of Business which, in the aggregate, are not material;

(v) accelerate the collection of or discount accounts receivable, delay the payment of accounts payable or accrue expenses, delay the purchase of supplies or delay capital expenditures, repairs or maintenance, defer the purchase price or prepayment of assets, or otherwise cause the Group Companies’ current assets and current Liabilities to deviate from historical balances, in each case in a manner that is material and outside the Ordinary Course of Business;

(w) take any action or fail to take any action that has or has had the effect of accelerating to pre-Closing periods, sales to customers or others in any material respect that would otherwise be expected to occur after the Closing in the Ordinary Course of Business;

(x) license any Company Intellectual Property, except for non-exclusive licenses granted to customers in the Ordinary Course of Business;

(y) fail to maintain in full force and effect any Insurance Policies, except for any policy replaced by a new or successor policy of substantially similar coverage; or

(z) authorize, agree in writing or commit (whether written or oral) to do any of the foregoing.

If Purchaser does not grant or deny Consent to a proposed action that requires Purchaser’s Consent pursuant to this Section 7.2 within five (5) Business Days after its receipt of a written request by Sellers or the Group Companies for Purchaser’s Consent to take such action, Purchaser shall be deemed to have consented to the taking of such action notwithstanding any other provision of this Section 7.2. Notwithstanding anything in this Agreement to the contrary, Purchaser acknowledges and agrees that on or prior to the Closing, the Company may (but shall have no obligation to), and may cause any Group Company to, transfer the Life Insurance Policies to Sellers or any Persons designated by Sellers.

Section 7.3 Consents and Approvals.

(a) On the terms and subject to the conditions of this Agreement, each Party shall use its reasonable best efforts to cause the Closing to occur as promptly as practicable after the date of this Agreement, including taking all reasonable actions necessary (i) to comply promptly with all legal and stock exchange requirements that may be imposed on it or any of its controlled Affiliates with respect to the Closing and (ii) to obtain or make each Consent of or with a Governmental Authority or stock exchange that, if not obtained or made, would have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement; provided, that, each of Purchaser and the Company will use its reasonable best efforts to (A) cause the Notification and Report Forms required pursuant to the HSR Act with respect to the transactions contemplated hereby to be filed as soon as possible, but no later than twenty (20) Business Days after the Effective Date, (B) supply as promptly as reasonably practicable any additional information and documentary material that may be requested by a Governmental Authority pursuant to the HSR Act, and (C) otherwise use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act with respect to the transactions contemplated hereby as soon as reasonably practicable. The Parties shall use reasonable best efforts to promptly obtain, and to cooperate with each other to promptly obtain, all authorizations, approvals, clearances, consents, actions or non-actions of any Governmental Authority in connection with the above filings, applications or notifications.

(b) In furtherance and not in limitation of Section 7.3(a), each Party shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority, including in connection with the HSR Act; (ii) supply as promptly as practicable any additional information and documentary material that may be requested by a Governmental Authority, including pursuant to the HSR Act; (iii) not extend any waiting period or agree to refile under the HSR Act except following reasonable consultation with Sellers or, subject to Purchaser’s other obligations under this Section 7.3, enter into any agreement with any other Governmental Authority not to consummate the transactions contemplated by this Agreement (except following reasonable consultation with Sellers); and (iv) take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting period under the HSR as promptly as practicable, and in any event prior to the Outside Date. Purchaser shall pay all filing fees associated with the filings required by this Section 7.3.

(c) Notwithstanding anything herein to the contrary, (i) Purchaser and Purchaser Parent shall not be obligated to consent to any final action or decision taken by any Governmental Authority challenging the consummation of the transactions contemplated by this Agreement, and (ii) in no event shall Purchaser or any of its Affiliates be required to (A) sell or otherwise dispose of, hold separate or agree to sell or dispose of, any assets, categories of assets or businesses of the Group Companies, Purchaser or any of their respective Affiliates, (B) terminate existing relationships, contractual rights or obligations, (C) amend or terminate existing licenses or other intellectual property agreements or enter into new licenses or other intellectual property agreements or (D) agree to any limitation or alteration in the manner in which Purchaser or its Affiliates (including with respect to the Company) conduct their businesses in the future, in each case to avoid, prevent or terminate any action by any Governmental Authority that would restrain, enjoin or otherwise prevent consummation of the transactions contemplated by this Agreement.

(d) Prior to the Closing, Purchaser and Purchaser Parent shall not, and shall cause their respective Subsidiaries not to acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business that would reasonably be expected to (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, any consent, authorization, order and approval of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period under the HSR Act, (ii) materially increase the risk of any Governmental Authority entering an order to prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement, or (iii) prevent, prohibit, restrict or materially delay the satisfaction of the conditions set forth in Section 8.1 of this Agreement.

(e) In furtherance and not in limitation of the covenants of the Parties contained in this Section 7.3, subject to applicable Law, each Party agrees to (i) furnish to the other such information and assistance as the other may reasonably request in connection with the preparation of any notifications or filings, (ii) keep the other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by such Party from, or given by such Party to, any third party (except for any informal communications with any stock exchange or transfer agent representative relating to logistical, administrative, or similar matters concerning the issuance of the Stock Consideration or, if applicable, the Deferred Consideration Shares) or any Governmental Authority with respect to such transactions, (iii) permit the other Party to review and consider, in good faith, the other Party’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to any filings or notifications required to be made with, or actions or nonactions, waivers, expirations or terminations of waiting periods, clearances, Consents or orders required to be obtained from, such Governmental Authority in connection with execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and (iv) provide the other with advance notice of and not participate in any meeting or discussion relating to the transactions contemplated by this Agreement, either in person or by telephone or videoconference, with any Governmental Authority in connection with the proposed transactions unless it gives the other Party the opportunity to attend and observe, provided such attendance is permitted by the Governmental Authority. Each Party shall use its commercially reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.3(d) in a manner so as to preserve any applicable privilege. Notwithstanding anything contrary contained in this Agreement, Purchaser shall, after consultation with the Company and consideration of the Company’s views in good faith, have responsibility for directing, devising, and implementing the strategy for obtaining any authorizations, consents and approvals of, or the expiration or termination of any waiting periods from, all Governmental Authorities in connection with the matters contemplated by this Agreement.

(f) Prior to the Closing, the Company shall (i) give (and shall cause its Subsidiaries to give) any required notices to third parties set forth on Schedule 2.6(d) and (ii) use commercially reasonable efforts (and will cause its Subsidiaries to use commercially reasonable efforts) to obtain any third-party consents set forth on Schedule 2.6(d); provided, however, that such efforts shall not include any requirement that either Party or any of its Affiliates expend money, commence, defend or participate in any litigation, or offer or grant any accommodation (financial or otherwise) to any third party.

Section 7.4 Preservation of Books and Records; Access and Assistance.

(a) For a period of seven (7) years after the Closing Date, Purchaser shall preserve and retain all Company Records and other accounting, legal, auditing, Tax, and other books and records of the Business (including any documents relating to any governmental or non-governmental claims, Proceedings, or investigations with respect to the Business) relating to (i) the conduct of the Business or (ii) the ownership of the Company, in each case prior to the Closing Date. Notwithstanding the foregoing, Purchaser may dispose of any such Company Records or other books and records during such seven (7) year period if the same are first are offered in writing to Sellers and not accepted by Sellers within forty-five (45) days of such offer. If at any time after the end of such seven (7) year period Purchaser intends to dispose of any such Company Records or other books and records, Purchaser shall not do so without first offering the same to Sellers.

(b) After the Closing Date, Purchaser shall permit Sellers and their Representatives to have reasonable access to, and to inspect and copy, all Company Records and other books and records referred to in Section 7.4(a) and to meet with officers and employees of Purchaser and its Affiliates on a mutually convenient basis in order to obtain explanations with respect to such Company Records and other books and records, to obtain additional information, and for any other reasonable business purpose, including the preparation of financial statements; provided, that (i) Sellers shall reimburse, or cause their applicable Affiliates to reimburse, Purchaser promptly upon demand for all reasonable out-of-pocket expenses incurred by Purchaser or its Affiliates in connection therewith and (ii) Sellers and their Representatives shall agree to maintain the confidentiality of any information provided by or on behalf of Purchaser or the Group Companies pursuant to this Section 7.4(b) and will enter into customary confidentiality agreements with Purchaser or the Group Companies, as applicable, as reasonably requested by Purchaser in connection therewith.

(c) After the Closing Date, Sellers shall reasonably cooperate with Purchaser and its Representatives in connection with the preparation by (or on behalf of) Purchaser or any of its Affiliates of any statements, forms, schedules, reports or other documents to be filed or furnished with any Governmental Authority as may be required under applicable Law. Each Seller shall use, and will cause its Representatives to use, commercially reasonable efforts to assist Purchaser in its or its Representatives’ preparation of any financial or other statements, forms, schedules, reports or other documents with respect to such Seller, any Group Company or the Business for any such periods as may be requested by Purchaser or any of its Affiliates and required, in the reasonable determination of Purchaser or any such Affiliate, by applicable Law. Purchaser or Purchaser’s Affiliate(s) shall be responsible for and shall promptly reimburse upon request all third-party costs and expenses incurred by Sellers in connection with the preparation of any such financial or other statements, forms, schedules, reports or other documents. Each Seller shall provide, and shall cause its Affiliates to provide, Purchaser and its Representatives reasonable access during normal business hours to such records, and to the personnel and accounting firm(s), of such Seller and its Affiliates as Purchaser or any of its Affiliates may reasonably request. Each Seller shall cause the personnel of such Seller and of its Affiliates, and shall request, and cause its Affiliates to request, its and their respective independent auditors and other applicable consultants or service providers, as applicable, to cooperate with Purchaser and Purchaser’s Representatives in the interpretation, preparation and disclosure of any such financial or other statements, forms, schedules, reports or other documents. Notwithstanding the foregoing, Sellers will not be required to provide access or to disclose any information to Purchaser if such access or disclosure would, in Sellers’ reasonable and good faith determination, (i) result in any waiver of attorney-client privilege or (ii) violate any applicable Law or the terms of any Contract to which any Seller or any of its Affiliates is a party or to which any of them are bound (it being understood and agreed that, in each case, Sellers will use commercially reasonable efforts to provide such information in a manner that does not violate such attorney-client privilege or Contract).

Section 7.5 Representation and Warranty Insurance. Purchaser has acquired a conditional binder (the “Binder Agreement”) to the R&W Insurance Policy attached hereto as Exhibit D. The R&W Insurance Policy shall expressly provide that the R&W Insurer thereunder (a) waives, and agrees not to pursue, directly or indirectly, any subrogation rights in connection with this Agreement and the transactions contemplated hereby against Sellers, any Group Company or any of their respective Associated Persons (other than in the case of Fraud) with respect to any claim made by any insured thereunder and (b) agrees that Purchaser shall have no obligation to pursue any claim against Sellers, any Group Company or any of their respective Associated Persons in connection with any Loss thereunder. Purchaser shall not, either prior to or following the Closing, amend or modify the subrogation provisions in the R&W Insurance Policy benefitting Sellers or their respective Associated Persons in a manner that would adversely affect Sellers or their respective Associated Persons without the prior written consent of Sellers. From and after the Closing, to the extent requested in writing, Sellers shall, and shall cause their respective Affiliates to, at Purchaser’s sole cost and expense, use good faith efforts to reasonably cooperate with Purchaser and its Affiliates in connection with (a) any claim made by Purchaser under the R&W Insurance Policy, and (b) any additional diligence information required to address and remove any conditional exclusions under the R&W Insurance Policy or conditions set forth in the Binder Agreement.

Section 7.6 Confidentiality.

(a) Purchaser acknowledges that the information being provided to it in connection with the Transactions is subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, and without further action by any Party, the Confidentiality Agreement shall terminate. Upon Closing, Purchaser shall maintain in confidence any Confidential Information relating to Sellers and their Associated Persons (other than the Group Companies) on terms no less onerous than the protection of Purchaser’s own similar types of information.

(b) Effectively upon Closing, Sellers agree that all documents, information disclosed, exchanged, or made available in connection with, or arising out of, Section 3.3 shall be treated as Confidential Information, subject to the confidentiality obligations set forth in Section 7.7(a) of this Agreement. Such Confidential Information shall be used solely for the purpose of resolving the relevant dispute and shall not be disclosed to any third party, except to the Accounting Firm or Sellers’ Representatives. Sellers shall ensure that their respective Representatives comply with the confidentiality obligations set forth in this Section 7.6(b).

Section 7.7 Restrictive Covenants.

(a) Confidentiality. Sellers agree that, from and after the Closing until the earlier of (i) four (4) years and (ii) the date on which such information is no longer competitively sensitive or no longer constitutes a Trade Secret (as applicable), Sellers shall, and shall cause their Affiliates to, not disclose any Confidential Information and, except as otherwise expressly permitted by this Agreement, refrain from using any of the Confidential Information. In the event that Sellers or their Affiliates are requested or required (by oral question or request for information or documents in any Proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, Sellers shall, to the extent permitted by Law, notify Purchaser of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 7.7. If, in the absence of a protective order or the receipt of a waiver hereunder, Sellers or their Representatives are compelled to disclose any Confidential Information to any Governmental Authority, such Person may disclose the Confidential Information to the Governmental Authority; provided that such Person shall use commercially reasonable efforts to obtain, at the request and expense of Purchaser, an Order or other assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as Purchaser shall designate. “Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, products, services, relationships, suppliers, distributors, or any other current client or customer of the Group Companies or any prospective client or customer of the Group Companies with which the Group Companies have engaged in discussions within the prior twelve (12) month period prior to the Closing; or any such Person that was a client or customer within the prior twelve (12) month period prior to the Closing Date (such Persons, the “Business Relations”) of Purchaser or its Subsidiaries or their Affiliates, the Group Companies, or the Business, including: (i) non-public internal business information (including financial information, budgets and information relating to strategic plans and cost, rate and pricing structures); (ii) non-public requirements of, and specific contractual arrangements with, customers, suppliers and other Business Relations; (iii) Trade Secrets, proprietary know-how, methods of operation, techniques, formulae and systems relating to Purchaser or its Subsidiaries and their Affiliates, the Group Companies, or the Business’s products or services; and (iv) non-public corporate business structure and business units of Purchaser, the Group Companies or their Affiliates;

provided, that, Confidential Information shall not such include information which (x) is or becomes generally available to the public other than as a result of a disclosure by Sellers or their Affiliates in violation of this Agreement, (y) which is developed independently by Sellers or their Affiliates after the Closing without violating the obligations set forth herein or (z) is required to be disclosed pursuant to any Law or Order applicable to Sellers or their Affiliates.

(b) Non-Competition. During the period commencing on the Closing Date and ending on the fourth (4th) anniversary of the Closing Date (the “Restricted Period”), each Seller shall not, directly or indirectly, individually or on behalf of any Person, company, enterprise, or entity, or as a sole proprietor, partner, equityholder, director, officer, principal, agent, employee or executive, or in any other capacity or relationship, and shall cause its Affiliates not to, own any interest in, participate in (whether as a director, officer, employee, member or partner), consult with, render services for (including as an employee), or in any manner engage in, or on behalf of, any business or enterprise, in each case, that is competitive with the business of any member of the Group Companies within any jurisdiction in which the Group Companies engage in business, provided, however, that nothing in this Section 7.7(b) shall prevent any Seller or any such Seller’s Affiliates from (i) owning Purchaser Parent Common Stock, (ii) being a passive owner of less than 2% of any Person’s publicly traded securities, so long as neither such Seller nor any of its Affiliates has any active participation in the business thereto or (iii) owning shares of stock of any mutual fund or exchange traded fund.

(c) Non-Solicitation. During the Restricted Period, each Seller shall not, and shall cause its controlled Affiliates and instruct its non-controlled Affiliates not to, (i) encourage, solicit, or induce, or in any manner attempt to encourage, solicit, or induce, any Person employed by, or providing consulting services to the Group Companies to terminate such employment or services (or in the case of a consultant, materially reducing such services) or in any way interfere with or disrupt the relationship between any such Person and the Group Companies, (ii) hire or engage any employee or independent contractor that is or was, at any time within nine (9) months of such proposed hiring, employed by the Group Companies or (iii) encourage, solicit, or induce, or in any manner attempt to encourage, solicit, or induce, any Business Relation to cease doing business with, reduce the amount of business conducted with, or alter the terms of the relationship with, the Group Companies or in any way interfere with the relationship between any such Business Relation and the Group Companies; provided, that (x) generalized advertisement of employment opportunities including in trade or industry publications (not focused specifically on or directed in any way at the employees or an employee of Purchaser or its Subsidiaries or the Group Companies), (y) hiring any former employee of a Group Company whose employment with such Group Company was terminated by Purchaser at least nine (9) months prior to the date hereof or (z) soliciting, inducing, hiring or otherwise offering employment to an employee or independent contractor nine (9) months after their employment or engagement with the Group Companies has terminated, in each case of clauses (x) – (z), shall not be deemed to cause a breach of Section 7.7(c)(i).

(d) Non-Disparagement. During the Restricted Period, each Seller agrees that from and after the date of this Agreement, such Seller will not, and will cause each of its controlled Affiliates not to, make, publish, or communicate any disparaging or defamatory comments regarding Purchaser, the Group Companies or their respective Affiliates (or their respective businesses, products or services), or their respective current or former directors, officers, managers, members, partners, employees or direct or indirect equityholders. During the Restricted Period, Purchaser and Purchaser Parent shall direct their senior management not to, make, publish, or communicate any disparaging or defamatory comments regarding the Specified Person (or their respective businesses, products or services), or their respective current or former directors, officers, managers, members, partners, employees or direct or indirect equityholders. The foregoing obligations of Sellers and Purchaser shall not limit any ability of Sellers, Purchaser or their respective controlled Affiliates to make truthful statements in connection with the exercise of its rights under this Agreement or solely to the extent required by Law or Order applicable to such Person, in each case, in accordance with the terms and conditions of this Agreement.

(e) Acknowledgment. Each of Purchaser, on the one hand, and Sellers, on the other hand, on their own behalf and on behalf of their respective Affiliates, acknowledge that (a) in the case of each of Sellers, Purchaser and its Affiliates (including following the Closing, the Group Companies) would be (i) irreparably damaged if such Seller or any of its Affiliates were to breach any of the covenants set forth in this Section 7.7, (ii) the covenants set forth in this Section 7.7 are additional consideration of the agreements and covenants of Purchaser, Sellers and the Company, and neither the Company nor Purchaser would have entered into this Agreement without such covenants and (iii) the restrictions contained in this Section 7.7 are reasonable with respect to subject matter, time period and geographical area, and (b) in the case of Purchaser, each of Sellers and each of their respective Affiliates, would (i) be irreparably damaged if Purchaser or any of its Affiliates were to breach the covenants set forth in Section 7.7(d) above and that (ii) such covenant set forth in Section 7.7(d) above is additional consideration of the agreements and covenants of Purchaser, Sellers and the Company, and none of Sellers would have entered into this Agreement without such covenant.

Section 7.8 Taxes.

(a) Tax Returns.

(i) Sellers shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Group Companies for all Pre-Closing Tax Periods that are required to be filed before the Closing Date. All such Tax Returns shall be prepared in a manner consistent with the past practice of the applicable Group Company, except as otherwise required by applicable Law.

(ii) NewCo shall prepare or cause to be prepared all Pass-Through Tax Returns relating to any Pre-Closing Tax Period (other than any Straddle Period) that are required to be filed after the Closing Date. All such Pass-Through Tax Returns shall be (A) prepared in a manner consistent with the past practice of the applicable Group Company, except as otherwise required by applicable Law, and (B) delivered to Purchaser for Purchaser’s review no later than thirty (30) days before the filing date thereof (including applicable extensions). NewCo consider in good faith any reasonable comments with respect to such Pass-Through Tax Returns that they receive in writing from Purchaser within fifteen (15) days of having delivered such Pass-Through Tax Returns to Purchaser. The Party required by applicable Law shall file, or cause to be filed, all Pass-Through Tax Returns prepared by NewCo pursuant to this Section 7.8(a)(ii).

(iii) To the extent supportable at a “more likely than not” (or higher) level of comfort, all Transaction Tax Deductions shall be allocated to a Pre-Closing Tax Period, and any items of income, gain, loss and deduction attributable to transactions outside the Ordinary Course of Business after the time of the Closing on the Closing Date shall not be taken into account in a Pre-Closing Tax Period.

(b) Cooperation. Purchaser and NewCo shall reasonably cooperate, as and to the extent reasonably requested by the other Party, at the requesting Party’s sole expense, in connection with any audit, litigation or other Proceeding with respect to Taxes of any Group Company, the preparation and filing of Tax Returns of any Group Company, in each case, for Pre-Closing Tax Periods or Straddle Periods. Such cooperation shall include (i) the retention and (upon the other party’s reasonable request) the provision of records and information which are reasonably relevant to any such audit, litigation or other Proceeding or Tax Returns, (ii) the signing of Tax Returns as may be reasonably requested by the requesting Party in connection with the preparation of any Tax Return or any audit or other Proceeding that relates to any Group Company and not inconsistent with the procedures set forth in this Section 7.8, and (iii) making employees available on a mutually convenient basis with reasonable notice during normal business hours to provide additional information and explanation of any material provided hereunder. Notwithstanding anything to the contrary in this Agreement, the Company and NewCo agree to retain all books and records with respect to Tax matters pertinent to the Group Companies relating to any Pre-Closing Tax Period at least until the expiration of the applicable statute of limitations (and, to the extent notified by Purchaser or NewCo, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(c) Transfer Taxes. Any transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the transactions contemplated herein (collectively, “Transfer Taxes”) shall be borne by Purchaser. The Party responsible under applicable Law shall timely file any Tax Return or other document with respect to such Transfer Taxes (and the other Party shall reasonably cooperate with respect thereto). For the avoidance of doubt, Transfer Taxes shall not include Taxes imposed on or with respect to income (however denominated) or gain.

(d) Agreed Tax Treatment. For U.S. federal (and applicable state and local) Tax purposes, the Parties intend that (i) the NewCo Contribution and Q Sub Election be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and (ii) the purchase and sale of the Company Interests shall be treated as a taxable sale of the assets of the Company and its Subsidiaries (the “Intended Tax Treatment”). The Parties shall file all Tax Returns consistent with the Intended Tax Treatment and no Party shall take a position inconsistent with the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state or local Law).

(e) Purchase Price Allocation. Within sixty (60) calendar days after the Final Purchase Price is determined pursuant to Section 3.3, Purchaser shall deliver to NewCo a draft allocation of the Final Purchase Price (and any other amounts treated as consideration for U.S. federal Income Tax purposes) among the assets of the Company (and each Subsidiary of the Company that is a flow-through or disregarded entity for U.S. federal Income Tax purposes) for purposes of Section 1060 of the Code and the Treasury Regulations promulgated thereunder in a manner consistent with the allocation methodology attached hereto as Exhibit E (the “Allocation Schedule”). Within thirty (30) calendar days after the date of the delivery of such draft Allocation Schedule to NewCo, NewCo shall propose to Purchaser any changes to the allocation set forth in the draft Allocation Schedule in writing (which proposed changes shall be consistent with the allocation methodology attached hereto as Exhibit E) or otherwise shall be deemed to have agreed to such Allocation Schedule upon the expiration of such thirty (30)-day period. NewCo and Purchaser shall cooperate in good faith to mutually agree on any contested items and shall revise the Allocation Schedule to reflect any such agreement. To the extent that there are aspects of the allocation that have not been mutually agreed to within fifteen (15) days following the delivery of NewCo’s proposed changes, then such disputed items shall be submitted to the Accounting Firm pursuant to the procedures set forth in Section 3.3(c), mutatis mutandis, for resolution; provided that such resolution shall be consistent with the allocation methodology attached hereto as Exhibit E. The costs and expenses of the Accounting Firm shall be borne 50% by Purchaser and 50% by NewCo. The Allocation Schedule, as finally determined pursuant to this Section 7.8(e), shall be updated by Purchaser in accordance with the principles set forth in this Section 7.8(e) upon any subsequent adjustment to the Final Purchase Price. The Parties shall (and shall cause their Affiliates to) act in accordance with the Allocation Schedule (as finally determined) in the preparation, filing and audit of any Tax Return, and no Party shall file any Tax Return or otherwise take any position for Tax purposes that is inconsistent with the Allocation Schedule unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state or local Law); provided, that nothing contained herein shall prohibit the Parties from settling any proposed deficiency or adjustment by any Tax Authority based upon or arising out of the allocation, and neither Party shall be required to litigate before any court any proposed deficiency or adjustment by any Tax Authority challenging the allocation.

(f) Tax Contests. Purchaser shall promptly notify NewCo of Purchaser’s (or any Group Company’s) receipt of any written notice from a Governmental Authority of any pending or threatened audit, investigation, or other Proceeding of any member of the Group Companies in respect of Pass-Through Taxes for a Pre-Closing Tax Period or Straddle Period (a “Tax Contest”). NewCo shall control any Tax Contest (other than any Tax Contest that relates to a Straddle Period); provided that (i) Purchaser shall have the right to participate in any such Tax Contest controlled by NewCo (at Purchaser’s sole cost and expense), (ii) NewCo shall keep Purchaser reasonably informed of the status of any such Tax Contest (including by providing Purchaser with copies of all material written correspondence regarding such Tax Contest), and (iii) NewCo shall not abandon, compromise or settle any such Tax Contest without the consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed). Purchaser shall control any Tax Contest that relates to a Straddle Period; provided that (x) NewCo shall have the right to participate in any such Tax Contest controlled by Purchaser (at NewCo’s sole cost and expense), (y) Purchaser shall keep NewCo reasonably informed of the status of any such Tax Contest (including by providing NewCo with copies of all written correspondence regarding such Tax Contest), and (z) Purchaser shall not abandon, compromise or settle any such Tax Contest without the consent of NewCo (which shall not be unreasonably withheld, conditioned or delayed).

(g) Post-Closing Tax Actions. Without the prior written consent of NewCo, Purchaser shall not (and shall cause its Affiliates, including the Group Companies, not to) take any of the following actions: (i) amend any Tax Return, (ii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to any Tax, (iii) make, change or revoke any election or accounting method or practice related to any Taxes, or (iv) make or initiate any voluntary contact with a Governmental Authority regarding any Tax, in each case, with respect to any Pass-Through Taxes of any Group Company with respect to any Pre-Closing Tax Period.

(h) Tax Sharing Agreements. Sellers shall cause all Tax allocation, sharing, indemnification or similar agreements with respect to or involving any Group Company, on the one hand, and NewCo, Sellers or any Affiliate thereof, on the other hand, to be terminated as of the Closing Date and, after the Closing Date, neither Purchaser nor any Group Company shall be bound thereby or have any liability thereunder.

(i) Tax Refunds. For the avoidance of doubt, NewCo shall retain the right following the Closing to request and receive the refund of the amounts of Tax that are listed on Schedule 7.8(i) and to retain such amounts. If any Group Company receives such amounts after the Closing, Purchaser agrees to pay, or cause to be paid, such amounts (net of any reasonable out-of-pocket costs incurred by such Group Company or any of its Affiliates (including any Group Company) in procuring such amounts) to the Sellers within ten (10) days of receipt.

Section 7.9 Directors’ and Officers’ Indemnification and Release.

(a) For a period of six (6) years following the Closing Date, Purchaser shall, and shall cause its Affiliates (including any Group Company) to, take such action as is necessary or advisable to ensure that all rights to indemnification and advancement of expenses and all limitations on Liability existing in favor of any current or former officers, directors, managers, or employees of a Group Company (collectively, the “D&O Indemnitees”), as provided in (i) the Organizational Documents of such Group

Company in effect on the date of this Agreement or (ii) any Contract providing for indemnification by such Group Company of any of the D&O Indemnitees, in each case, are not amended, repealed or modified in connection with the consummation of the Transactions in a manner adverse to such D&O Indemnitees and will be honored by such Group Company after the Closing in accordance with the terms of this Section 7.9.

(b) At the Closing, Purchaser shall, or shall cause the Company to, at Purchaser’s expense, obtain and fully pay for an irrevocable directors’ and officers’ “tail” insurance policy that provides coverage for the D&O Indemnitees (i) from an insurance carrier with the same or better credit rating as Sellers’ and its Affiliates’ current insurance carrier with respect to directors’ and officers’ liability insurance and (ii) in an amount and scope at least as favorable as the existing insurance covering the Group Companies with respect to matters existing or occurring at or prior to the Closing Date. Purchaser shall, or shall cause the Group Companies to, maintain such insurance policy in full force and effect for a period of six (6) years after the Closing (the “Tail Policy”).

(c) If Purchaser, any of its Affiliates (including the Group Companies), or any of their respective successors or assigns (i) consolidates with or merges into another Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to another Person, then, and in each such case, Purchaser shall use commercially reasonable efforts to make proper provision so that the successors and assigns of Purchaser, any of its Affiliates (including the Group Companies), or any of their respective successors or assigns, as the case may be, shall succeed to the obligations set forth in this Section 7.9(c).

(d) Effective as of the Closing, Purchaser, for itself and on behalf of its Affiliates (including the Group Companies), and each of its and their respective successors, assigns, heirs, and executors (each, a “D&O Releasor”), hereby irrevocably, knowingly, and voluntarily releases, discharges, and forever waives and relinquishes all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions, and causes of action of whatever kind or nature, whether known or unknown, which any D&O Releasor has, may have, or may assert now or in the future against any D&O Indemnitee who resigns at the Closing arising out of, based upon, or resulting from any Contract, transaction, event, circumstance, action, failure to act, occurrence, or omission of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted, or begun prior to the Closing, in each case in connection with such D&O Indemnitee’s service as an officer, director, manager, or employee of the Group Companies.

(e) The obligations of Purchaser under this Section 7.9(e) shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee to whom this Section 7.9(e) applies without the written Consent of such affected D&O Indemnitee (it being agreed that the D&O Indemnitees to whom this Section 7.9(e) applies shall be third-party beneficiaries of this Section 7.9(e)).

Section 7.10 Employees.

(a) For a period beginning on the Closing Date and continuing thereafter until December 31, 2026 or, if earlier, the termination date of an applicable Employee’s employment (the “Continuation Period”), Purchaser will provide, or will cause to be provided, each Employee employed by any Group Company as of the Closing Date (collectively, “Continuing Employees”) with (i) annual base salary or hourly wage rate, as applicable, and target annual cash incentive compensation opportunities that, except for de minimis changes, are not less than (except with respect to those Employees listed on Schedule 1.1(a)(i)) the annual base salary or hourly wage rate, as applicable, and target annual cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Closing Date, and (ii) employee benefits (excluding defined benefit pension, nonqualified deferred compensation, equity or equity-based, severance, retention, transaction, change in control, Multiemployer Plans and retiree health or welfare benefits (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to (in Purchaser’s sole discretion) (x) such employee benefits provided to the Continuing Employees under the Benefit Plans identified on Schedule 5.18(a) immediately prior to the Closing Date, (y) such employee benefits offered by Purchaser (or an applicable Affiliate of Purchaser) to its similarly situated employees, or (z) some combination of (x) and (y) (in each case, other than the Excluded Benefits); provided, however, that it is agreed that the Group Company’s health and welfare plans shall continue in effect until December 31, 2026.

(b) Purchaser will, or will cause its applicable Affiliate to, grant all Continuing Employees credit for all service with the Group Companies (or predecessor employers to the extent the Group Companies provide such past service credit) prior to the Closing Date for purposes of eligibility to participate, vesting, and determining the level of vacation and severance benefits under any benefit or compensation plan, program, policy or agreement made available to Continuing Employees on or after the Closing Date occurs, other than any such plan, program, policy, agreement or arrangement providing for Excluded Benefits (collectively, the “New Plans”) to the same extent and for the same purpose as such service was recognized under the analogous Benefit Plan immediately prior to the Closing Date by the Group Companies, except, in each case, to the extent such treatment would result in duplicative benefits or compensation or for any purposes with respect to Excluded Benefits. In addition, Purchaser will (or will cause its applicable Affiliate to) use commercially reasonable efforts to: (i) cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans that provide group health benefits in which Continuing Employees commence participation during the plan year in which the Closing Date occurs to the extent such exclusions, requirements or limitations were waived or satisfied by a Continuing Employee under the analogous Benefit Plan providing group health benefits in which the Continuing Employee participated immediately prior to the Closing, and (ii) cause any deductible, co-insurance and out-of-pocket expenses paid by any Continuing Employee (or covered dependent thereof) prior to the Closing Date under a Benefit Plan that provides group health benefits during the plan year in which the Closing Date occurs to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions under any New Plan that provides group health benefits for the plan year in which the Closing Date occurs. Purchaser will, or will cause to, honor all accrued but unused vacation, paid time off, personal, and sick days, or other approved time off, of Continuing Employees as of the Closing Date.

(c) Effective at least one (1) Business Day prior to the Closing Date, the applicable Group Company shall cease contributions to and adopt written resolutions to terminate and one hundred percent vest all participant account balances under the W.E. Bowers & Associates Non-Union Retirement Plan (the “Non-Union Retirement Plan”), with such actions effective no later than the Business Day prior to the Closing Date. Prior to the execution of such resolutions, the Group Companies shall provide unexecuted drafts of such resolutions to Purchaser for Purchaser’s review and consent (such consent not to be unreasonably conditioned or withheld) (such documentation, the “Non-Union 401(k) Plan Termination Documentation”). Purchaser shall take such actions as are necessary to allow non-union Continuing Employees who participated in the Non-Union Retirement Plan to be eligible to participate in a 401(k) plan sponsored by Purchaser or its Affiliates (the “Purchaser 401(k) Plan”) as soon as administratively and reasonably practicable following the Closing and to allow plan loans to be rolled over from the Non-Union Retirement Plan to the Purchaser 401(k) Plan.

(d) Effective at least one (1) Business Day prior to the Closing Date (but contingent upon the consummation of the Closing), the applicable Group Company shall adopt written resolutions and use commercially reasonable efforts to adopt formal plan amendments, to amend the W.E. Bowers & Associates Union Retirement Plan to exclude (for all purposes under such plan) non-union employees of the Group Companies and their Affiliates and any employee that was previously eligible for the W.E. Bowers & Associates Non-Union Retirement Plan. Prior to the execution of such resolutions, the Group Companies shall provide unexecuted drafts of the resolutions to Purchaser for Purchaser’s review and consent (such consent not to be unreasonably conditioned or withheld) (such documentation, the “Union 401(k) Plan Amendment Documentation”).

(e) Effective no later than the Closing Date, the Group Companies shall take all actions necessary to cause the participation in any Benefit Plans by any Person who is not (or, at the relevant time, was not) a benefits eligible, common law employee or benefits eligible working owner of the Group Companies (or, in the case of any Benefit Plan providing group health or welfare benefits, an eligible dependent or beneficiary of such benefits eligible employee or owner) to cease.

(f) Nothing contained in this Section 7.10, express or implied, (i) is intended to confer upon any Continuing Employee or any other Person any right to continued employment or any particular term or condition of employment for any period, (ii) will prohibit or limit the ability of Purchaser or the Group Companies or any of their respective Affiliates from amending, modifying or terminating any benefit or compensation plan, program, policy, Contract, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iii) will constitute the establishment of or an amendment to or any other modification of any New Plan or Benefit Plan or other benefit or compensation plan, program, policy, Contract, agreement or arrangement. Further, this Section 7.10 will be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 7.10, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever (including any third-party beneficiary rights) under or by reason of this Section 7.10. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Continuing Employees covered by a Contract that is a collective bargaining agreement or other agreement with a labor union shall be governed solely by such applicable agreement until the expiration, modification or termination of such applicable agreement in accordance with its terms or applicable Law.

Section 7.11 Financing Covenants.

(a) Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to obtain the Debt Financing on terms and conditions no less favorable to Purchaser than those set forth in the Debt Financing Commitment Letter. Without limiting the generality of the foregoing, Purchaser shall:

(i) use its reasonable best efforts to maintain in full force and effect the Debt Financing Commitment Letter (or to the extent superseded thereby, any definitive agreements with respect to the Debt Financing (which definitive agreements, whether entered into before or after the date of this Agreement, are referred to collectively as the “Definitive Financing Agreements”)) in accordance with the terms and subject to the conditions set forth therein;

(ii) as promptly as practicable after the date of this Agreement, use its reasonable best efforts to negotiate, execute and deliver the Definitive Financing Agreements on terms and conditions no less favorable to Purchaser than the terms and conditions (including “market flex” terms and conditions) contained in the Debt Financing Commitment Letter;

(iii) without limiting the effect of Section 7.11(b), satisfy (or obtain the waiver of, and cause each of its affiliates to satisfy) on a timely basis all covenants and other obligations and conditions set forth in the Debt Financing Commitment Letter;

(iv) pay in a timely manner any commitment or other fees that are or become payable under any of the Debt Financing Commitment Letter or Definitive Financing Agreements on or following the date of this Agreement;

(v) if necessary, comply with any “market flex” provisions contained in the Debt Financing Commitment Letter or the Definitive Financing Agreements in the event such “market flex” provisions are exercised in accordance with the terms thereof;

(vi) subject to the satisfaction or waiver of the conditions precedent in Article VIII, use its reasonable best efforts to consummate the Debt Financing at the Closing; and

(vii) use its reasonable best efforts to draw a sufficient amount of the Debt Financing to enable Purchaser to consummate the Transactions and pay the Required Amount.

(b) Without limiting any of its obligations hereunder, Purchaser shall keep Sellers informed on a current basis in reasonable detail with respect to the status of the Debt Financing, including providing Seller with prompt notice of (x) any repudiation, termination or breach of the Debt Financing Commitment Letter or Definitive Financing Agreements by any party thereto, of which Purchaser becomes aware and (y) the occurrence of any other event or development that would reasonably be expected to adversely impact the ability of Purchaser to obtain all or any portion of the Debt Financing. Without limiting the foregoing, Purchaser shall give Sellers and Sellers’ legal counsel reasonable opportunity to review and comment upon drafts of the Definitive Financing Agreements. Without limiting the generality of the foregoing, Purchaser shall give Sellers prompt notice (and in no event later than two (2) Business Days after obtaining knowledge) of (i) any actual breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) on the part of any party to the Debt Financing Commitment Letter, (ii) the receipt by Purchaser of any notice or other communication from any Person with respect to any actual or potential breach, default or dispute by or involving any party under the Debt Financing Commitment Letter or Definitive Financing Agreements, (iii) any actual withdrawal, modification, termination, rescission or repudiation of the Debt Financing Commitment Letter, and (iv) any other circumstance resulting in Purchaser no longer believing in good faith that it will be able to timely obtain the Debt Financing in an amount no less than the Required Amount under the Debt Financing Commitment Letter. As soon as reasonably practicable, but in any event within two (2) Business Days after the Company delivers to Purchaser a written request therefor, Purchaser shall provide any information reasonably requested by Sellers relating to any circumstance referred to in clauses (i) through (iv) of the preceding sentence.

(c) Purchaser shall not agree to or permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Financing Commitment Letter if such amendment, modification or waiver (i) reduces the aggregate amount of the Debt Financing below the Required Amount, (ii) expands the conditions or other contingencies relating to the receipt or funding of the Debt Financing, amends or modifies in a manner adverse to Purchaser, the Company or any Seller any of the conditions or other contingencies relating to the receipt or funding of the Debt Financing (whether by making any of such conditions or other contingencies less likely to be satisfied on a timely basis or otherwise) or imposes new or additional conditions or other contingencies relating to the receipt or funding of the Debt Financing, (iii) could reasonably be expected to (A) prevent or delay the Closing or (B) make the timely funding of the Debt Financing materially less likely to occur or (iv) materially and adversely impacts the ability of Purchaser to enforce its rights against any of the other parties to the Debt Financing Commitment Letter; provided that, for the avoidance of doubt, (1) Purchaser may amend the Debt Financing Commitment Letter to add lenders, lead arrangers, bookrunners, co-managers, syndication agents or other financing sources who had not executed the Debt Financing Commitment Letter as of the date hereof in connection therewith, amend the economic and other arrangements with respect to the appointment of such existing and additional entities, in each case, in accordance with the terms of the Debt Financing Commitment Letter as in effect on the date hereof and (2) upon reasonable request of the Company, Purchaser shall promptly furnish to Sellers copies of such amendments.

(d) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment Letter (including any “market flex” provisions in any Fee Letter) in an aggregate amount, together with any sources of financing and cash on hand, below the Required Amount, or the Debt Financing Commitment Letter or Definitive Financing Agreements shall be withdrawn, repudiated, terminated or rescinded for any reason, then (without limiting any of their other obligations under Section 7.11(a) or otherwise) Purchaser shall use its reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative financing debt sources, alternative debt financing in an amount sufficient (together with any other sources of financing and cash on hand) to pay the Required Amount on terms and conditions that are not materially less favorable to Purchaser than those set forth in the Debt Financing Commitment Letter (as in effect on the date hereof) (taking into account the “market flex” provisions in any Fee Letter). For the avoidance of doubt, no such effort shall require Purchaser to obtain alternative debt financing with a higher interest rate or fees (including original issue discount) than the Debt Financing as in effect on the date hereof. In the event any alternative debt financing is obtained in accordance with this Section 7.11(d) (“Alternative Financing”), references in this Agreement to the Debt Financing shall also be deemed to refer to such Alternative Financing, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Debt Financing Commitment Letter and the Definitive Financing Agreements shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Purchaser pursuant to this Section 7.11(d) shall be applicable thereto to the same extent as Purchaser’s obligations with respect to the Debt Financing.

Section 7.12 Financing Cooperation.

(a) Prior to the Closing, upon the reasonable request of Purchaser, Sellers shall, and shall cause each of the Group Companies and its and their respective directors, managers, officers and employees to, and shall cause each of its and their respective other representatives to, use reasonable best efforts, at Purchaser’s sole cost and expense, to cooperate with Purchaser in connection with the arrangement of the Debt Financing as may be customary and reasonably requested by Purchaser (provided, that, in any event, such requested cooperation does not unreasonably interfere with the ongoing business or operations of any Group Company), including using reasonable best efforts to do the following, in each case to the extent so requested:

(i) participate (and use reasonable best efforts to cause senior management and appropriate Representatives of any Group Company to participate) at reasonable times and upon reasonable advance notice in a reasonable number of meetings, presentations, drafting sessions, road shows and due diligence sessions (including a reasonable number of such meetings and presentations in connection with obtaining ratings in connection with the Debt Financing);

(ii) furnish, or cause to be furnished, to Purchaser and the Debt Financing Sources the Required Financing Information and any other financial and other pertinent information and documents available to Sellers regarding the Group Companies as may be reasonably requested by Purchaser, its Representatives or the Debt Financing Sources and to the extent customary for financings similar to the Debt Financing and reasonably required by the Debt Financing Sources to be included in any customary offering documents or marketing materials or as otherwise required to consummate the Debt Financing in accordance with the terms of the Debt Financing Commitment Letter as in effect on the date hereof, including using commercially reasonable efforts to cause the Group Companies’ accountants and auditors, as applicable, to provide, consistent with customary practice, (A) drafts and executed versions of customary auditors consents and customary comfort letters with respect to financial information relating to the Group Companies as reasonably requested by Purchaser or any of its Affiliates as necessary or customary for financings similar to the Debt Financing and (B) assistance in the preparation of pro forma financial statements and information (provided that Purchaser or one or more of its Representatives shall be responsible for the preparation of any pro forma financial statements and pro forma financial information);

(iii) assist with the timely preparation of customary offering documents, private placement memoranda, Confidential Information memoranda (including a version that does not include material non-public information), high yield offering prospectuses, rating agency presentations, lender presentations and other customary marketing materials, confirmations and undertakings in connection with such marketing material, bank information memoranda, prospectuses and similar documents for any portion of the Debt Financing to the extent required to consummate the Debt Financing in accordance with the terms of the Debt Financing Commitment Letter as in effect on the date hereof;

(iv) provide reasonable and customary assistance and cooperation with the marketing and syndication efforts of Purchaser for, and with the Debt Financing Sources’ reasonable and customary due diligence efforts in relation to, any portion of the Debt Financing as reasonably requested by Purchaser;

(v) promptly furnish documentation and other information reasonably requested by bank regulatory authorities with respect to the Debt Financing under “beneficial ownership”, “know-your-customer” and anti-money laundering rules and regulations, to the extent that such documentation and information has been reasonably requested by Purchaser in writing at least ten (10) Business Days prior to the Closing Date;

(vi) (A) cause the Group Companies to reasonably facilitate the pledging of collateral (including facilitating the delivery of all stock and other certificates representing equity interests in the Group Companies solely to the extent required by the Debt Financing Commitment Letter) and (B) to the extent requested by the Debt Financing Sources, execute and deliver customary authorization letters to the Debt Financing Sources authorizing the distribution of Company information to prospective lenders (including customary 10b-5 and material non-public information representations); provided that any such letter provides that (A) the Group Companies and their respective Affiliates and representatives shall not have any liabilities of any kind or nature resulting from the use of information contained in any marketing material and (B) the recipient of any such letter of authorization agrees that it shall be entitled to rely only on the representations and warranties contained in the Definitive Financing Agreements; and

(vii) assist with the timely preparation and negotiation of materials and definitive documentation customary for debt financing transactions similar to the Debt Financing, including (i) any credit agreements, guarantees, pledge and security documents, other definitive financing documents or other certificates or documents (including, in each case, any schedules and exhibits thereto) required by the Debt Financing, provided that any such documents will not take effect prior to the Closing, and (ii) obtaining the Payoff Letters.

All information obtained by Purchaser and its representatives pursuant to this Section 7.12(a) shall be treated as “Confidential Information” of the Company for purposes of the Confidentiality Agreement and shall be kept confidential in accordance with the terms of the Confidentiality Agreement, except that Purchaser shall be permitted to disclose such information to the Debt Financing Sources and other lenders or potential lenders in accordance with the terms of the Debt Financing Commitment Letter, subject to customary confidentiality undertakings by such persons regarding such information.

(b) Notwithstanding anything to the contrary set forth in Section 7.12(a):

(i) none of the Group Companies shall be required to commit to take any action that is not contingent upon the Closing or that would be effective prior to the Closing (other than, for the avoidance of doubt, the customary authorization letters referred to in Section 7.12(e) below);

(ii) no Group Company will be required to take any action that would reasonably be expected, in the reasonable judgment of the Company, to unreasonably interfere with the ongoing business or operations of any Group Company; and

(iii) (A) none of the Group Companies shall be required to take any action that would subject any Group Company to actual or potential liability, (B) none of the Group Companies shall be required to bear any cost or expense, (C) none of the Group Companies shall be required to pay any commitment or other fee or enter into any binding agreement (other than, for the avoidance of doubt, the customary authorization letters referred to in Section 7.12(e) below) or commitment or make any other payment or incur any other liability or provide or agree to provide any indemnity prior to the Closing and that does not terminate without liability to any Group Company upon termination of this Agreement, (D) no director, manager, officer or employee of any Group Company shall be required to deliver any certificate or take any other action pursuant to this Section 7.12(b)(iii) to the extent any such action could result in personal liability to such director, manager, officer or employee, (E) no Group Company or any of its directors, managers or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Debt Financing (or any Alternative Financing) (other than the adoption or execution of any resolutions or consents effective no earlier than the Closing by any persons that shall remain or will become officers, managers or directors of the applicable Group Company as of the Closing), (F) no Group Company will be required to take any action that would reasonably be expected, in the reasonable judgment of the Company, to conflict with, or result in any violation or breach of, any applicable Law, any organizational documents, any Material Contract or obligations of confidentiality (not created in contemplation hereof) binding on any Group Company or adversely impact any attorney-client privilege of any Group Company, (G) no Group Company will be required to change any fiscal period, (H) no Group Company will be required to take any action that would or would reasonably be expected to result in any Group Company having any liability or obligation under the Debt Financing Commitment Letter, any loan agreement or any related document or any other agreement or document related to the Debt Financing prior to the Closing or having any other liability in connection with the Debt Financing contemplated by the Debt Financing Commitment Letter prior to the Closing, (I) no Group Company shall be required to provide or obtain any legal opinion or other opinion of counsel or any accountants’ comfort letter or reliance letter in connection with the Debt Financing (except as otherwise provided in Section 7.12(a)(ii)), (J) no Group Company shall be required to cause or permit any Lien to be placed on any of its assets in connection with the Debt Financing prior to the Closing, including consenting to the pre-filing of UCC-1s, (K) no Group Company shall be required to approach any third parties prior to the Closing to discuss agreements limiting the rights of such third parties, (L) no Group Company shall be required to deliver any projections, pro forma financial information or any other forward-looking information to any third parties, and (M) no Group Company shall be required to deliver, grant, pledge, hypothecate, assign or mortgage any collateral under the Debt Financing Commitment Letter or any Definitive Financing Agreement unless and until the Closing has occurred, and (N) no Group Company shall be required to deliver any financial statements in a form or subject to a standard different than those provided to Purchaser on or prior to the date hereof.

(c) None of any Seller or any Group Company shall have any liability to Purchaser in respect of any pro forma financial statements, other pro forma financial information or data derived by Purchaser.

(d) Purchaser shall, promptly upon request by the Company, reimburse the Company for all costs, including all reasonable and documented out-of-pocket fees, costs and expenses of counsel and other advisors, incurred by any Group Company, or any of their respective officers, directors, managers, employees, agents, Affiliates and representatives in connection with the cooperation contemplated by this Section 7.12(d); provided, that such reimbursement shall not include costs and expenses to the extent incurred in connection with the preparation of financial statements or data in form and substance that would be prepared by Sellers or any Group Company notwithstanding the provisions of this Section 7.12. Purchaser shall indemnify, defend and hold harmless the Group Companies and their respective officers, directors, managers, employees, agents, Affiliates and representatives against any and all losses directly or indirectly suffered or incurred by them in connection with the arrangement of any financing, any action taken by them at the request of Purchaser pursuant to this Section 7.12(d) and any information used in connection therewith, other than to the extent such losses arise from or are the direct result of the gross negligence, bad faith or willful misconduct of any Group Company. Without limiting the foregoing, none of the Group Companies shall be required, under the provisions of this Section 7.12(d) or otherwise in connection with the Debt Financing to pay any commitment or other similar fee prior to the Closing that is not advanced or simultaneously reimbursed by Purchaser. This Section 7.12(d) shall survive the Closing and any termination of this Agreement.

(e) To the extent reasonably requested by the Debt Financing Sources prior to the Closing Date, Sellers and the Group Companies agree to use reasonable best efforts to execute and deliver customary authorization letters to the Debt Financing Sources authorizing the distribution of Company information to prospective lenders (including customary 10b-5 and material non-public information representations); provided that any such letter provides that the Group Companies and their respective Affiliates and representatives shall not have any liabilities of any kind or nature resulting from the use of information contained in any marketing materials.

Section 7.13 Termination of Affiliate Contracts. Prior to or concurrently with the Closing, the Company shall terminate all Contracts between Sellers or any of their Related Persons, on the one hand, and the Group Companies, on the other hand (each such Contract, a “Related Persons Contract”), existing at the Closing without any further liability or obligation of the Group Companies thereunder, except for those Contracts listed on Schedule 7.13, and shall provide written evidence of such termination (in form and substance reasonably acceptable to Purchaser) to Purchaser at or prior to the Closing.

Section 7.14 Exclusivity. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Section 9.1, Sellers and the Company shall not (and the Company shall cause its Subsidiaries not to) take or permit any other Person on its behalf to take any action to initiate, knowingly encourage or engage in discussions or negotiations with, or provide any information to, any Person (other than Purchaser and its Representatives) concerning any purchase of the Shares or Company Interests, any merger involving any Group Company, any sale of all or substantially all of the assets of any Group Company, or other similar transaction involving any Group Company (other than assets sold in the Ordinary Course of Business) (each such transaction, an “Acquisition Transaction”), or enter into any contract (including any letter of intent, agreement in principle or memorandum of understanding) or similar agreement, arrangement or understanding related to an Acquisition Transaction. The Company shall, and shall cause its Subsidiaries to, (a) cease and cause to be terminated any existing discussions, communications or negotiations with any Person (other than Purchaser and its authorized Representatives) conducted heretofore with respect to any Acquisition Transaction and (b) terminate all physical or virtual data room access previously granted to any Person (other than Purchaser and its representatives) with respect to an Acquisition Transaction.

Section 7.15 Purchaser Parent. Purchaser Parent shall cause, and agrees to take all action necessary to cause, Purchaser to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Purchaser in accordance with the terms of, and to give effect to any and all transactions contemplated by, this Agreement.

Section 7.16 Sufficient Shares. Purchaser Parent has, and at Closing will have, a sufficient number of duly authorized shares of Purchaser Parent Common Stock to enable it to issue the Stock Consideration in accordance with the terms of, and subject to the conditions set forth in, this Agreement.

Section 7.17 Retention and Other Bonus Amounts. In the event that a Management Retention Bonus Payment that is deducted from the Purchase Price as a Transaction Expense in accordance with Section 3.1(b)(iv) is not actually paid by any of the Company, Purchaser or their applicable Affiliate in accordance with the terms of the applicable Transaction and Retention Bonus Award Agreement, then the amount of such unpaid Transaction Expenses shall be paid by Purchaser to NewCo or its designees by wire transfer of immediately available funds within thirty (30) days following the departure or other event giving rise to such nonpayment.

Section 7.18 Cybersecurity Measures. In connection with the Cybersecurity Measures, Sellers shall use commercially reasonable efforts to cause the Group Companies to, (a) make available appropriately qualified personnel of the Group Companies to conduct meetings with Purchaser, at Purchaser’s reasonable request and upon reasonable advance notice and during normal business hours, to discuss the nature, scope and timeline of the Cybersecurity Measures, (b) agree on reasonable project plans with respect to the implementation of the Cybersecurity Measures, (c) provide Purchaser with access to the Company Systems, subject to compliance with Group Company access policies, as reasonably necessary for Purchaser to assist in the planning and implementation of the Cybersecurity Measures and (d) cooperate with Purchaser’s other reasonable requests in connection with the foregoing; provided, however, that Sellers will not be required to provide access if such access would (x) unreasonably interrupt the normal course of the Business, (y) in Sellers’ reasonable determination, based on the advice of outside counsel, would (i) result in any waiver of attorney-client privilege or (ii) violate any applicable Law or the terms of any Contract to which any Group Company, Sellers or any of their Affiliates is a party or to which any of them are bound or (z) cause significant competitive harm to the Group Companies if the Transactions are not consummated (it being understood and agreed that, in each case, Sellers and the Group Companies will use commercially reasonable efforts to provide such access in a manner that does not violate such applicable Law, attorney-client privilege or Contract). Purchaser shall be responsible for all of Sellers’ and the Group Companies’ out-of-pocket costs incurred in connection with the implementation of the Cybersecurity Measures, provided that such costs are incurred at the direction of, or with the prior approval of, Purchaser, and shall, promptly upon request by the Company, reimburse the Sellers and the Group Companies for all such costs.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by each of Sellers and Purchaser) of the following conditions as of the Closing Date:

(a) No Governmental Authority of competent jurisdiction shall have entered or issued any Order, whether temporary, preliminary or permanent, preventing consummation of the transactions contemplated by this Agreement, and no Proceeding shall be pending before any Governmental Authority wherein an unfavorable Order would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following the Closing; and

(b) The waiting period (including any extension thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated.

Section 8.2 Additional Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Purchaser) of the following additional conditions as of the Closing Date:

(a) Each of the (i) Seller Fundamental Representations (other than the representations and warranties set forth in Section 5.20 (Taxes)) shall be true and correct in all respects and (ii) the representations and warranties of the Company set forth in Article V and the representations and warranties of each Seller set forth in Article IV (including the representations and warranties set forth in Section 5.20 (Taxes), but excluding the other Seller Fundamental Representations) shall be true and correct in all respects (disregarding all qualifications as to materiality or Material Adverse Effect set forth therein), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, in each case of the foregoing clauses (i) and (ii), as of the Closing Date as though made on the Closing Date (except to the extent any such representation or warranty speaks as of the date hereof or any other specific date, in which case such representation or warranty shall be true and correct as of such date).

(b) Sellers and the Company shall have performed or complied with in all material respects all covenants and agreements required to be performed or complied with by Sellers under this Agreement on or prior to the Closing Date.

(c) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect that has not been cured.

(d) Sellers and the Company shall have timely delivered the items set forth in Section 2.6(d).

(e) Sellers and the Company shall have timely delivered evidence reasonably satisfactory to Purchaser that the Reorganization Transactions have occurred pursuant to Section 2.2.

Section 8.3 Additional Conditions to Obligations of the Company and Sellers. The obligations of the Company and Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Sellers) of the following additional conditions as of the Closing Date:

(a) Each of the (i) the Purchaser Fundamental Representations shall be true and correct in all respects and (ii) representations and warranties of Purchaser set forth in Article VI (other than the Purchaser Fundamental Representations) shall be true and correct in all respects (disregarding all qualifications as to materiality set forth therein), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Purchaser’s ability to perform its obligations under this Agreement and to consummate the Transactions, in each case of the foregoing clauses (i) and (ii), as of the Closing Date as though made on the Closing Date (except to the extent any such representation or warranty speaks as of the date hereof or any other specific date, in which case such representation or warranty shall be true and correct as of such date).

(b) Purchaser shall have performed or complied with in all material respects all covenants and agreements required to be performed or complied with by Purchaser under this Agreement on or prior to the Closing Date.

Section 8.4 Frustration of Closing Conditions. Neither Party may rely, whether as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement or otherwise, on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s breach of this Agreement.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, by written notice delivered by the terminating Party to the other Party (other than in the case of Section 9.1(a)) at any time prior to the Closing:

(a) by the mutual written agreement of Sellers and Purchaser;

(b) by either Sellers or Purchaser, if the Closing does not occur on or prior to that date that is one-hundred and twenty (120) days following the Effective Date (the “Outside Date”) and the non-terminating Party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Outside Date; provided that (i) if any of the Parties brings any Proceeding pursuant to Section 11.15(b) to enforce specifically the performance of the terms and provisions hereof, the Outside Date shall automatically be extended pursuant to Section 11.15(b) and (ii) if the Closing does not occur on or prior to the Outside Date solely due to the nonsatisfaction of the conditions set forth in Section 8.1(b), either Sellers or Purchaser shall have the right to extend the Outside Date by an additional sixty (60) days by providing written notice to the Party by the occurrence of the first Outside Date;

(c) by either Sellers or Purchaser, if any Governmental Authority of competent jurisdiction issues an Order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order becomes final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a Party whose failure to perform its covenants or agreements contained in this Agreement has been the cause of or has resulted in the imposition of such Order or the failure of such Order to be resisted, resolved, or lifted;

(d) by Purchaser, if any Seller or NewCo breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or Section 8.2 and (ii) (A) if capable of being cured, has not been cured by such Seller by the earlier of the Outside Date and the date that is twenty (20) Business Days after such Seller’s receipt of written notice from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination or (B) is incapable of being cured; provided that Purchaser is not then in breach of this Agreement so as to cause the conditions to the Closing set forth in either Section 8.1 or Section 8.3 not to be satisfied as of the Closing Date; or

(e) by Sellers, if Purchaser breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or Section 8.3 and (ii) (A) if capable of being cured, has not been cured by Purchaser by the earlier of the Outside Date and the date that is twenty (20) Business Days after Purchaser’s receipt of written notice from Sellers stating Sellers’ intention to terminate this Agreement pursuant to this Section 9.1(e) and the basis for such termination or (B) is incapable of being cured; provided that no Seller nor NewCo is then in breach of this Agreement so as to cause the conditions to the Closing set forth in Section 8.1 or Section 8.2 not to be satisfied as of the Closing Date; provided further that the failure to deliver the Purchase Price or the payments contemplated by Section 2.4 at the Closing (or the date on which the Closing would have occurred but for the breach of this Agreement by Purchaser) as required hereunder shall be subject to cure within two (2) Business Days following receipt of such written notice by Purchaser.

Section 9.2 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, this Agreement will immediately become void and have no further force or effect, and neither Party will have any Liability to the other Party; provided, however, that (a) the last sentence of Section 7.1, the first sentence of Section 7.7, this Section 9.2 and Article XI will survive such termination and (b) no such termination will relieve either Party from Liability for any Fraud or any intentional and material breach of this Agreement by such Party prior to such termination. Notwithstanding the foregoing or anything herein to the contrary, in no event will Purchaser or its Affiliates be liable for any monetary damages in excess of the amount set forth on Schedule 9.2 in the aggregate. No termination of this Agreement shall affect the obligations contained in the Confidentiality Agreement and Section 11.7, all of which obligations shall survive termination of this Agreement in accordance with their terms. For clarity, the terms of the Confidentiality Agreement and Section 11.7 shall continue to survive any termination of this Agreement.

ARTICLE X

SURVIVAL; RELEASE AND RELATED MATTERS

Section 10.1 Non-Survival. Notwithstanding anything to the contrary in this Agreement, except in the case of Fraud (it being understood and agreed that any claim for Fraud shall be limited to claims against the Persons alleged to have committed such Fraud) or pursuant to the Support Agreements, all of the representations and warranties of the Parties contained in this Agreement (including the Disclosure Schedule, schedules and exhibits attached hereto and the certificates delivered pursuant hereto), and the covenants and agreements of the Parties required to be performed or fulfilled at or prior to the Closing contained in this Agreement, in each case shall terminate as of the Closing, and no Party nor any of its Affiliates or its or their respective Representatives shall have any recourse against any other Party or any of its Affiliates or its or their respective Representatives with respect to such representations, warranties, covenants and agreements. The covenants and agreements contained in this Agreement or the Support Agreements that are to be performed after the Closing shall survive the Closing until performed in accordance with their respective terms or, if no time period for performance is contemplated, for a period of one year following the Closing. SUBJECT TO Section 11.15, IN NO EVENT WILL EITHER PARTY OR ANY OF THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY UNDER THIS AGREEMENT OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT FOR ANY SPECIAL, PUNITIVE, EXEMPLARY, SPECULATIVE, INDIRECT, REMOTE, OR CONSEQUENTIAL DAMAGES, DAMAGES FOR LOST PROFITS, DAMAGES BASED UPON A MULTIPLE OF EARNINGS OR DIMINUTION IN VALUE, OR ANY SIMILAR DAMAGES, REGARDLESS OF WHETHER SUCH DAMAGES WERE REASONABLY FORESEEABLE.

Section 10.2 Release. Effective as of the Closing, each of Purchaser, on the one hand, and Sellers, on the other hand, on their own behalf and on behalf of their respective Associated Persons, heirs, legal representatives, successors and assigns (each, a “Releasor”), hereby knowingly, willingly, irrevocably and unconditionally release, acquit and forever discharge, to the fullest extent permitted by Law: (a) in the case of Purchaser, each of Sellers, and each of their respective Associated Persons (which shall be deemed to include the Group Companies with respect to any period prior to the Closing) (each a “Sellers Releasee”) from and against any and all Proceedings, rights, claims, causes of action, demands, Losses, debts and dues whatsoever (in each case whether existing at the Closing or arising thereafter, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, both in law and equity or based on contract, tort or otherwise) arising out of, relating to or resulting from (i) the organization, management or operation of the businesses of the Group Companies at, prior to or following the Closing, (ii) the preparation, negotiation, execution or consummation of the Transaction Agreements and the Transactions (and any other document, certificate, instrument or agreement prepared in connection with the Agreement, or the transactions contemplated hereby and thereby), (iii) any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement and the Disclosure Schedule or in any certificate contemplated hereby and delivered in connection herewith; or (iv) any information, documents or materials furnished by or on behalf of Sellers or the Group Companies and (b) in the case of each of Sellers, Purchaser and each of its Associated Persons (which shall include the Group Companies with respect to any period following the Closing) (each a “Purchaser Releasee”, and, collectively with Sellers Releasees, the “Releasees”) from and against any and all Proceedings, rights, claims, causes of action, demands, Losses, debts and dues whatsoever (in each case whether existing at the Closing or arising thereafter, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, both in law and equity or based on contract, tort or otherwise) arising out of, relating to or resulting from (i) the organization, management or operation of the businesses of the Group Companies at, prior to, or following the Closing, (ii) the preparation, negotiation, execution or consummation of the Transaction Agreements and the Transactions (and any other document, certificate, instrument or agreement prepared in connection with the Agreement, or the transactions contemplated hereby and thereby), (iii) any inaccuracy or breach of any representation or warranty or the breach of any covenant, undertaking or other agreement contained in this Agreement and the Disclosure Schedule or in any certificate contemplated hereby and delivered in connection herewith; (iv) claims in respect of a breach by any member of the Group Companies’ respective board of directors, board of managers (or equivalent governing body) or its individual directors, managers, officers and employees of their obligations or duties (including fiduciary duties) (including in connection with the negotiation and execution of the Agreement and the consummation of the Transactions); (v) such Sellers Releasor’s status as a holder of Equity Interests in the Company prior to the Closing or (vi) any information, documents or materials furnished by or on behalf of Purchaser and its Associated Persons (each of Section 10.2(a)(i)-(iv) and Section 10.2(b)(i)-(vi), a “Matter”), in each case of the foregoing clauses (a) and (b), which such Releasor or its heirs, legal representatives, successors or assigns ever had, now has or may have on or by reason of any matter, cause or thing whatsoever from the beginning of time until the Closing Date. Each Releasor agrees not to, and agrees to cause its respective Affiliates and Subsidiaries not to, assert any Matter against the Releasees. Notwithstanding the foregoing, each Releasor and its respective heirs, legal representatives, successors and assigns (x) retains, and does not release, its rights and interests under the terms of the Transaction Agreements with respect to Releasees that are Contracting Parties and (y) acknowledges and agrees that, no Releasee shall have any shared or vicarious Liability, or otherwise be the subject of legal or equitable claims, for the actions, omissions or fraud of any other Person. The Releasees not party to this Agreement are intended third-party beneficiaries of this Section 10.2, with full rights of enforcement of this Section 10.2 as if a party thereto.

Section 10.3 Non-Recourse Persons. Notwithstanding anything that may be expressed or implied in the Transaction Agreements to the contrary, each of Purchaser, on the one hand, and Sellers, on the other hand, acknowledges and agrees, both for themselves and their Associated Persons and their respective successors and assigns, that (i) any Liability that may be based upon, in respect of, arise under, out of or by reason of, be connected with or relate in any manner to the Transaction Agreements or any documents or instruments delivered thereunder or the negotiation, execution or performance or non-performance of the Transaction Agreements or any documents or instruments delivered thereunder (including any representation or warranty made in, in connection with or as an inducement to the Transaction Agreements) may be made only against (and such representations and warranties are those solely of) Purchaser, Sellers and the Group Companies (the “Contracting Parties”), and then only to the extent of the specific obligations, terms and limitations set forth in the Transaction Agreements or any documents or instruments delivered thereunder; (ii) in no event shall any Contracting Party have any shared or vicarious Liability, or otherwise be the subject of legal or equitable claims, for the actions, omissions or fraud of any other Person; (iii) none of the Associated Persons of Purchaser, Sellers or the Group Companies (other than the Contracting Parties) (collectively, the “Non-Recourse Persons”) shall have any Liability arising under, out of or by reason of, connected with or related in any manner to the Transaction Agreements or any documents or instruments delivered thereunder or for any claim based on, in respect of or by reason of the Transaction Agreements or any documents or instruments delivered thereunder or their negotiation, execution, performance, non-performance or breach, and each of Sellers, the Group Companies and Purchaser, both for themselves and their Associated Persons and their respective successors and assigns, waives and releases all such Liabilities against any such Non-Recourse Persons, including any and all causes of action arising from or otherwise relating to such Non-Recourse Persons’ receipt of consideration or other benefits from the Transaction Agreements and the Transactions; (iv) to the maximum extent permitted by applicable Laws, Purchaser, Sellers and the Group Companies, both for themselves and their Associated Persons and their respective successors and assigns, (A) waive and release any and all rights, claims, demands or causes of action that may otherwise be available at law or in equity, or granted by statute, regulation or other applicable Law to avoid or disregard the entity form of a Contracting Party or otherwise impute or extend the Liability of a Contracting Party to any Non-Recourse Person, whether based on statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise and (B) disclaim any reliance upon any Non-Recourse Person with respect to the performance of the Transaction Agreements or any representation or warranty made in, in connection with or as an inducement to the Transaction Agreements; and (v) notwithstanding anything to the contrary in the Transaction Agreements, none of the Contracting Parties or the Non-Recourse Persons shall be responsible for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of the Transaction Agreements or any documents or instruments delivered thereunder or any other agreement referenced therein or the Transactions or the termination or abandonment of any of the foregoing. The Non-Recourse Persons are intended third-party beneficiaries of this Section 10.3 with full rights of enforcement of this Section 10.3 as if a party thereto.

Section 10.4 Acknowledgements by Purchaser.

(a) Purchaser acknowledges and agrees that in connection with its determination to enter into the Transaction Agreements and to consummate the Transactions, Purchaser and its Representatives have received or been given access to all information, books and records, facilities and other assets of the Group Companies as it has deemed necessary and have been afforded adequate opportunity to meet with, ask questions of and receive answers from the management of Sellers and the Group Companies.

(b) Purchaser acknowledges and agrees that Purchaser is consummating the Transactions without any representation or warranty, express or implied, by any Person, except for the representations and warranties of the Company expressly and specifically set forth in Article V and the representations and warranties of each Seller in Article IV each as qualified by the Disclosure Schedule, which shall constitute the sole representations and warranties of Sellers and the Group Companies with respect to the Transaction Agreements and the Transactions. Purchaser acknowledges and agrees that none of Sellers, the Group Companies or their respective Associated Persons has made nor are any of them making, any representation or warranty whatsoever, express or implied, as to the accuracy or completeness of any information regarding Sellers, the Group Companies or their respective business or assets, except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Disclosure Schedule. Purchaser further acknowledges and agrees that (i) neither Sellers nor any of their Associated Persons will be subject to any Liability to Purchaser or any other Person resulting from the distribution or use by Purchaser or any of its Associated Persons of any such information, including in any legal opinions, memoranda, summaries or any other information, document or material made available to Purchaser or any of its Associated Persons (whether in the Data Room, the Confidential Information Memorandum or other sales memoranda, management presentations or otherwise provided) in expectation of the Transactions and (ii) neither Purchaser nor any of its Associated Persons has relied and will not rely upon the reasonableness, accuracy or completeness of any such information or any express or implied representation, warranty or statement of any nature made or provided by or on behalf of Sellers, the Group Companies or any of their respective Associated Persons. Except in the case of Fraud, Purchaser hereby waives any right that any of Purchaser or its Associated Persons may have against Sellers, the Group Companies or any of their respective Associated Persons with respect to any inaccuracy relating to any such information or any omission of any potentially material information, and Purchaser agrees and acknowledges that none of Sellers, the Group Companies or any of their respective Associated Persons will have any Liability to Purchaser, its Associated Persons or any other Person resulting from the use of any such information by Purchaser or any of its Associated Persons.

(c) Purchaser acknowledges and agrees that (i) Purchaser and its Representatives have conducted to their satisfaction an independent investigation and verification of the Group Companies (including their businesses, operations, assets, Liabilities, condition (financial or otherwise), equity interests, properties, forecasts, projected operations and prospects); (ii) Purchaser is relying on its own investigation and analysis in entering into the Transactions; (iii) Purchaser is knowledgeable about the industries and markets in which the Group Companies operate, is capable of evaluating the merits and risks of the Transactions and is able to bear the substantial economic risk of such investment for an indefinite period of time; and (iv) Purchaser or its Representatives have fully reviewed this Agreement and the Disclosure Schedule and have had access to the materials in the Data Room relating to the Transactions.

(d) In connection with Purchaser’s investigation of the Group Companies, Purchaser has received from or on behalf of Sellers certain projections, forward-looking statements, forecasts, and estimates, including projected statements of operating revenues and income from operations of the Group Companies and certain business plan information of the Group Companies. Purchaser acknowledges and agrees that (i) there are uncertainties inherent in attempting to make such projections, forward-looking statements, forecasts, estimates and plans, that Purchaser is familiar with such uncertainties; (ii) Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections, forward-looking statements, forecasts, estimates and plans (including the reasonableness of the assumptions underlying such projections, forward-looking statements, forecasts, estimates and plans); and (iii) Purchaser shall have no claim against Sellers, the Group Companies and their respective Associated Persons or any other Person with respect thereto. Accordingly, Purchaser acknowledges and agrees that Sellers, the Group Companies, and their respective Associated Persons make no representations or warranties whatsoever with respect to such projections, forward-looking statements, forecasts, estimates and plans, including the reasonableness of the assumptions underlying such projections, forward-looking statements, forecasts, estimates and plans.

(e) Except as otherwise described in this Section 10.4, Purchaser acknowledges and agrees that Purchaser is acquiring the Group Companies, their joint ventures and their respective businesses on an “AS IS, WHERE IS” basis.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Amendments. The Parties may amend, modify, or supplement this Agreement only by a written agreement signed by all Parties.

Section 11.2 Notices. Any notice, request, instruction, or other communication to be given under this Agreement by a Party shall be in writing and shall be deemed to have been given to the other Party (a) when delivered, if delivered in person or by overnight delivery service (charges prepaid), (b) on the date of transmission, if sent by facsimile transmission (receipt confirmed) on a Business Day during or before the normal business hours of the intended recipient, and if not so sent on such a day and at such a time, on the following Business Day, (c) when sent, if sent via email; provided that no undeliverable message is received by the sender, or (d) when received, if sent by registered or certified mail, return receipt requested, in each case to the address, facsimile number, or email address of such Party set forth below and marked to the attention of the designated individual:

(i)	If to Sellers, or prior to the Closing, the Group Companies, addressed as follows:

12401 Kiln Court,

Beltsville, MD 20705

Attention: Richard Harrington

Attention: Wayne E. Bowers

Attention: Kenneth Colburn

Attention: David J. O’Donnell

Email: Emails to be directed to the email addresses listed on Schedule 11.2(i)

with a copy (which will not constitute notice) to:

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

Attn: Peter Cohen-Millstein

Attn: Megan Ridley-Kaye

Email: peter.cohen-millstein@hoganlovells.com

Email: megan.ridley-kaye@hoganlovells.com

(ii)	If to Purchaser, or after the Closing, the Group Companies, addressed as follows:

c/o Legence Corp.

1061 Las Plumas Avenue

San Jose, California 95133

Attention: Bryce Seki; Brooks Corcoran

Email: bryce.seki@wearelegence.com; brooks.corcoran@wearelegence.com with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention: Kyle M. Watson, P.C.; Zach Savrick; Michael K. Bassi

Email: kyle.watson@kirkland.com; zach.savrick@kirkland.com;

michael.bassi@kirkland.com

or to such other individual or address or email address as a Party may designate for itself by notice given in accordance with this Section 11.2.

Section 11.3 United States Dollars. All payments pursuant to this Agreement shall be made by wire transfer in Dollars in immediately available funds to the account or accounts designated in writing by the payee to the payor, without any set-off, deduction, or counterclaim whatsoever.

Section 11.4 Waivers. No failure or delay by a Party in enforcing any of such Party’s rights under this Agreement will be deemed to be a waiver of such rights. No single or partial exercise of a Party’s rights will be deemed to preclude any other or further exercise of such Party’s rights under this Agreement. No waiver of any of a Party’s rights under this Agreement will be effective unless it is in writing and signed by such Party.

Section 11.5 Assignment. This Agreement will be binding on and inure to the benefit of the Parties and their respective successors and permitted assigns. Prior to the Closing, neither Party may, by operation of law or otherwise, assign this Agreement or any of such Party’s rights or obligations under this Agreement without the written Consent of the other Party. Following the Closing, either Party may assign any of its rights under this Agreement, but no such assignment will relieve such Party of any of its obligations under this Agreement. Notwithstanding the foregoing, Purchaser may assign its rights, interests or obligations hereunder to an Affiliate of Purchaser so long as Purchaser agrees to remain responsible for such rights, interests or obligations.

Section 11.6 No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and no provision of this Agreement shall be deemed to confer upon third parties, either express or implied, any right, remedy, claim, Liability, reimbursement or cause of action under or with respect to this Agreement or any provision of this Agreement. Notwithstanding the foregoing, the Persons referred to in Section 7.9 (Directors’ and Officers’ Indemnification and Release), Section 10.1 (Non-Survival), Section 10.2 (Release), Section 10.3 (Non-Recourse Persons) and Section 11.17 (Protected Communications; Privileged Communications) are hereby made third-party beneficiaries of this Agreement, in each case, with all of the rights, remedies, claims, Liabilities, reimbursements causes of action and other rights accorded such Persons under the Transaction Agreements.

Section 11.7 Publicity. Except as required by applicable Law or stock exchange listing standard or rule, neither Party nor any of their respective Representatives may make any press release or other public disclosure regarding the existence of this Agreement or the Related Agreements, its or their contents, or the Transactions without the written Consent of the other Party, in any case, as to the form, content, and timing and manner of distribution or publication of such press release or other public disclosure (which Consent may not be unreasonably withheld, conditioned, or delayed); provided, that Purchaser and its Affiliates shall be entitled to communicate with their respective investors relating to this Agreement and the Transactions to the extent such information is customarily provided to current or prospective investors in connection with customary fundraising and reporting activities and so long as such recipients are bound by customary obligations of confidentiality to the disclosing Person. Each Party shall hold confidential the terms and provisions of this Agreement and the Related Agreements and the terms of the Transactions. Notwithstanding the foregoing, nothing in this Section 11.7 will prevent either Party or its Representatives from making any press release or other disclosure required by Law or the rules of any stock exchange (in the reasonable opinion of counsel), in which case the Party required to make such press release or other disclosure shall use commercially reasonable efforts to allow the other Party reasonable time to review and comment on such release or disclosure in advance of its issuance.

Section 11.8 Further Assurances. On and after the Closing Date, upon the request of either Party, the other Party shall, at the requesting Party’s expense, execute and deliver such assignments and other instruments as may be reasonably requested by the requesting Party in order to evidence and effectuate the transactions contemplated by this Agreement.

Section 11.9 Severability. If any provision of this Agreement is declared invalid, illegal, or unenforceable, (a) all other provisions of this Agreement will remain in full force and effect and (b) the Parties shall negotiate in good faith to amend or modify this Agreement to replace such invalid, illegal, or unenforceable provision with a valid, legal, and enforceable provision giving effect to the Parties’ intent to the maximum extent permitted by Law.

Section 11.10 Entire Agreement. This Agreement (including the Schedules), the Related Agreements, and the Confidentiality Agreement contain the entire agreement between the Parties and supersede all prior agreements, arrangements, and understandings, written or oral, between the Parties relating to the subject matter of this Agreement, the Related Agreements, and the Confidentiality Agreement.

Section 11.11 No Strict Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, the language shall be construed as mutually chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. The Parties acknowledge and agree that they are sophisticated parties, have reviewed the terms of the Transaction Agreements, engaged counsel and advisors as they have each determined necessary to fully understand their respective rights and obligations thereunder, and accordingly, no agreement, provision, condition, waiver, representation, warranty, acknowledgement or other term hereof or thereof shall be deemed unenforceable or otherwise inoperable for lack of conspicuousness or emphatic text.

Section 11.12 Governing Law. This Agreement, and all claims or causes of action that are based on, arise out of, or relate to this Agreement, will be governed by and construed in accordance with the Laws of the State of Delaware without regard to its conflicts of law rules and any other Law that would cause the application of the Laws (including the statute of limitations) of any jurisdiction other than the State of Delaware.

Section 11.13 Jurisdiction, Service, and Venue. Except with respect to the resolution of Unresolved Adjustments in accordance with Section 3.3, each Party agrees: (a) to submit to the exclusive jurisdiction of the in the Court of Chancery of the State of Delaware (or if jurisdiction is not available in such court, then in any federal court located in the State of Delaware) (such courts, including appellate courts therefrom, the “Specified Courts”) for any Proceeding arising out of, connected with or relating to this Agreement or the transactions contemplated by this Agreement; (b) to commence any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement only in the Specified Courts; (c) that service of any process, summons, notice, or document by U.S. registered mail to the address of such Party set forth in Section 11.2 will be effective service of process for any Proceeding brought against such Party in any of the Specified Courts; (d) to waive any objection to the laying of venue of any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement in the Specified Courts; and (e) to waive and not to plead or claim that any such Proceeding brought in any of the Specified Courts has been brought in an inconvenient forum.

Section 11.14 WAIVER OF TRIAL BY JURY. EACH PARTY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 11.14.

Section 11.15 Equitable Relief; Other Remedies.

(a) Each Party acknowledges that (i) money damages would be an insufficient remedy for any actual or threatened breach of this Agreement by such Party, (ii) any such breach would cause the other Party irreparable harm, and (iii) in addition to any other remedies available at law or in equity, the other Party will be entitled to equitable relief by way of injunction, specific performance, or otherwise, without posting any bond or other undertaking, for any actual or threatened breach of this Agreement by such Party. Neither Party will contest the appropriateness of any injunction or specific performance as a remedy for a breach of this Agreement. Without limiting the generality of the foregoing, the Parties agree that Sellers will be entitled (but not obligated) to enforce specifically Purchaser’s obligation to consummate the transactions contemplated by this Agreement if (and only if and for so long as) (w) the conditions set forth in Section 8.1 and Section 8.2 have been satisfied or waived (other than any conditions that by their nature can only be satisfied on the Closing Date; provided that such conditions are then capable of being satisfied), (x) Sellers have confirmed by written notice to Purchaser that if specific performance is granted and Purchaser funds the Purchase Price, it is ready, willing able to consummate the Closing, (y) Purchaser fails to consummate the Closing within two (2) Business Days following the delivery of such notice; and (z) this Agreement has not been terminated pursuant to Article IX.

(b) The right of specific performance and other equitable relief is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. The Parties agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.15 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 11.16 Retention of Advisors. Each of the Parties acknowledges and agrees that Hogan Lovells has represented Sellers and the Group Company in connection with the negotiation, preparation, execution, delivery and performance of the Transaction Agreements and the consummation of the Transactions, and that Sellers, NewCo, the Group Companies and their respective Associated Persons (each, a “Seller Group Member”) have a reasonable expectation that Hogan Lovells will represent them in connection with any claim or Proceeding involving any Seller Group Member, on the one hand, and Purchaser or any of its Associated Persons (each, a “Purchaser Group Member”), on the other hand, arising under the Transaction Agreements or the Transactions. Purchaser hereby, on behalf of itself and the other Purchaser Group Members and their respective successors and assigns, hereby irrevocably (a) agree to any such representation in any such matter and (b) waive any actual or potential conflict arising from any such representation in the event of: (i) any adversity between the interests of any Seller Group Member, on the one hand, and Purchaser or any Group Company, on the other hand, in any such matter; and/or (ii) any communication between or among Hogan Lovells and the any Group Company, and their respective Affiliates or employees, whether privileged or not, or any other information known to such counsel, by reason of such counsel’s representation of the Group Companies prior to Closing.

Section 11.17 Protected Communications; Privileged Communications.

(a) The Parties to this Agreement agree that, immediately prior to the Closing, without the need for any further action (i) all right, title and interest of the Group Companies in and to all Protected Communications shall thereupon transfer to and be vested solely in Sellers and their successors in interest and (ii) any and all protections from disclosure, including attorney-client privileges and work product protections, associated with or arising from any Protected Communications that would have been exercisable by any Group Company shall thereupon be vested exclusively in Sellers and their successors in interest and shall be exercised or waived solely as directed by Sellers or their successors in interest. As to any attorney-client communications between Hogan Lovells and Sellers and the Group Companies and their respective Affiliates prior to the Closing Date (collectively, the “Privileged Communications”), Purchaser and the Group Companies, together with each of their respective Affiliates, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any Proceeding or claim against or involving any of the Parties after the Closing. Accordingly, Purchaser and the Group Companies shall not have access to any such communications, or to the files of Hogan Lovells relating to such engagement, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (a) Sellers and their Affiliates (and not Purchaser or the Group Companies) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Purchaser or any Group Company shall be a holder thereof, (b) to the extent that files of Hogan Lovells in respect of such engagement constitute property of the client, only Sellers and their Affiliates (and not Purchaser or the Group Companies) shall hold such property rights and (c) neither Hogan Lovells shall have any duty whatsoever to reveal or disclose any such attorney-client communications or files to any of Purchaser or the Group Companies by reason of any attorney-client relationship between Hogan Lovells, as applicable, and any of the Group Companies or otherwise.

(b) None of Purchaser, the Group Companies or any Person acting on any of their behalf shall, without the prior written consent of Sellers or their successors in interest, assert or waive or attempt to assert or waive any such protection against disclosure, including the attorney-client privilege or work product protection, or to access, discover, obtain, use or disclose or attempt to access, discover, obtain, use or disclose any Protected Communications or Privileged Communications in any manner, including in connection with any dispute or legal proceeding relating to or in connection with the Transaction Agreements, the events and negotiations leading to the Transaction Agreements, or any of the Transactions; provided, however, that (i) the foregoing shall neither prohibit Purchaser from seeking proper discovery of such documents nor Sellers from asserting that such documents are not discoverable to the extent that applicable attorney-client privileges and work product protections have attached thereto and (ii) in the event a dispute arises between any Purchaser Group Members, on the one hand, and any other Person (other than Seller Group Members), on the other hand, such Purchaser Group Members shall not disclose any documents or information subject to protections from disclosure, including attorney-client privileges and work product protections, associated with or arising from any Protected Communications or Privileged

Communications without the prior written consent of Sellers (provided that, if such Purchaser Group Members are required by judicial order or other legal process to make such disclosure, such Purchaser Group Members shall promptly notify Sellers in writing of such requirement (without making disclosure) and shall provide Sellers with such cooperation and assistance as shall be necessary to enable Sellers to prevent disclosure by reason of any protection against disclosure, including the attorney-client privileges and work product protections).

(c) Without limiting the generality of the foregoing, (i) Sellers shall have the right to retain, or cause Hogan Lovells, as applicable, to retain, any Protected Communications and Privileged Communications in possession of Hogan Lovells at the Closing and (ii) Purchaser shall (and following the Closing shall cause the Group Companies to) take commercially reasonable actions necessary, at Sellers sole cost and expense, to ensure that any and all protections from disclosure, including, but not limited to, attorney-client privileges and work product protections, associated with or arising from any Protected Communications and Privileged Communications that Sellers or their Representatives expressly identify to Purchaser, will transfer to and be vested solely in Sellers and their successors in interest.

(d) Sellers and their successors in interest shall have the right at any time prior to or following the Closing to remove, erase, delete, disable, copy or otherwise deal with any Protected Communications and Privileged Communications in whatever way they desire, and Purchaser and the Group Companies shall provide commercially reasonable access to all Protected Communications and Privileged Communications in their possession or within their direct or indirect control and shall provide reasonable assistance at the expense of the Person requesting such assistance in order to give full force and effect to the rights of Sellers and their successors in interest hereunder.

(e) This Section 11.17 is for the benefit of Seller Group Members and such Persons are intended third-party beneficiaries.

Section 11.18 No Waiver of Privilege; Protection from Disclosure or Use. The Parties understand and agree that nothing in this Agreement, including the provisions of Section 7.4 (Preservation of Books and Records; Access and Assistance), Section 11.16 (Retention of Advisors) and Section 11.17 (Protected Communications; Privileged Communications) regarding the assertions of protection from disclosure and use, privilege and conflicts of interest, shall be deemed to be a waiver of any applicable attorney-client privilege or other protection from disclosure or use. Each of the Parties understands and agrees that it has undertaken commercially reasonable efforts to prevent the disclosure of Protected Communications. Notwithstanding those efforts, the Parties understand and agree that the consummation of the Transactions could result in the inadvertent disclosure of information that may be confidential, eligible to be subject to a claim of privilege, or otherwise protected from disclosure. The Parties further understand and agree that any disclosure of information that may be confidential, subject to a claim of privilege, or otherwise protected from disclosure will not constitute a waiver of or otherwise prejudice any claim of confidentiality, privilege, or protection from disclosure, including with respect to information involving or concerning the same subject matter as the disclosed information. The Parties agree to use commercially reasonable efforts to return any inadvertently disclosed information to the disclosing Party promptly upon becoming aware of its existence. The Parties further agree that promptly after the return of any inadvertently disclosed information, the Party returning such information shall destroy any and all copies, summaries, descriptions and/or notes of such inadvertently disclosed information, including electronic versions thereof, and all portions of larger documents or communications that contain such copies, summaries, descriptions and/or notes.

Section 11.19 Relationship of the Parties. Nothing in this Agreement shall be deemed to constitute the Parties as joint venturers, alter egos, partners or participants in an unincorporated business or other separate entity, nor, except as expressly and specifically set forth in this Agreement, in any manner create any principal-agent, fiduciary or other special relationship between the parties hereto. No Party shall have any duties (including fiduciary duties) towards any other Party except as specifically set forth herein.

Section 11.20 No Right of Set-Off. Purchaser, for itself and its successors and permitted assigns, hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that Purchaser or any of its successors and permitted assigns has or may have with respect to the payment of the Final Purchase Price or any other payments to be made by Purchaser pursuant to this Agreement or any other document or instrument delivered by Purchaser in connection herewith.

Section 11.21 Expenses. Except as otherwise expressly provided herein, whether or not the Transactions are consummated, all costs and expenses (including out-of-pocket fees and expenses of the Party’s independent advisors, investment bankers, consultants, counsels and accountants) incurred or paid by each Party or on its behalf in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.

Section 11.22 Counterparts. This Agreement may be executed in counterparts (including using any electronic signature covered by the United States ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable Law, e.g., www.docusign.com), and such counterparts may be delivered in electronic format, including by facsimile, email or other transmission method. Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart, including those delivered in electronic format, and copies produced therefrom shall have the same effect as an originally signed counterpart. To the extent applicable, the foregoing constitutes the election of the Parties to invoke any Law authorizing electronic signatures. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement, shall be disregarded in determining a Party’s intent or the effectiveness of such signature. No Party shall raise the use the delivery of signatures to this Agreement in electronic format as a defense to the formation of a contract and each such Party forever waives any such defense.

Section 11.23 Independent Effect. Notwithstanding anything to the contrary in this Agreement, for purposes of this Agreement, each representation and warranty contained in Article IV, Article V and Article VI is given independent effect so that if a particular representation and warranty proves to be incorrect or is breached, the fact that another representation and warranty concerning the same or similar subject matter is correct or is not breached, whether such other representation and warranty is more general or more specific, narrower or broader or otherwise, will not affect the incorrectness or breach of such particular representation and warranty.

Section 11.24 Debt Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself and its Subsidiaries and controlled Affiliates, hereby (a) agrees that any claim or cause of action of any kind or description whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to this Agreement, any Debt Financing or any of the agreements (including the Debt Financing Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such claim or cause of action shall be governed by, construed and enforced in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such claim or cause of action in any such court, (d) agrees that service of process upon it in any such claim or cause of action shall be effective if notice is given in accordance with this Agreement, (e) knowingly, intentionally and voluntarily waives, to the fullest extent permitted by applicable Law, trial by jury in any such action brought against the Debt Financing parties in any way arising out of or relating to, this Agreement or the Debt Financing, (f) agrees that none of the Debt Financing Sources shall have any liability to the Company or any of its Subsidiaries, controlled Affiliates or Representatives relating to or arising out of this Agreement, the Debt Financing (subject to the last sentence of this Section 11.24), the Debt Financing Commitment Letter or any of the transactions contemplated by this Agreement or the performance of any services under the Debt Financing Commitment Letter, whether in law or in equity, whether in contract or in tort or otherwise and the Company (on behalf of itself and its Subsidiaries and controlled Affiliates) waives any and all rights or claims against the Debt Financing parties and agrees not to commence (and if commenced, agrees to dismiss or otherwise terminate) any claim or cause of action against any Debt Financing Source with respect to the foregoing and (g) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.24 and that such provisions (or any of the defined terms used herein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of this Section 11.24) may not be amended in a manner adverse to any of the Debt Financing Sources without the written consent of the Debt Financing Sources party to the Debt Financing Commitment Letter. Notwithstanding the foregoing, nothing in this Section 11.24 shall in any way limit or modify the rights and obligations of Purchaser under this Agreement or any Debt Financing Source’s obligations to Purchaser under the Debt Financing Commitment Letter or the rights of the Company and its Subsidiaries against the Debt Financing Sources with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing.

Section 11.25 NewCo Joinder. Notwithstanding anything to the contrary herein, NewCo shall not be deemed a Non-Recourse Person and shall be obligated to comply with the obligations of NewCo set forth in this Agreement. Each Seller agrees, on a joint and several basis, to cause NewCo to comply with its obligations under this Agreement and to cause NewCo to take the actions required to be taken by NewCo pursuant to the terms of this Agreement as though it were a party hereto. Without limiting the foregoing, upon the formation of NewCo, Sellers shall cause NewCo to sign a joinder to this Agreement in the form attached hereto as Exhibit F (the “NewCo Joinder”).

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

THE BOWERS GROUP, INC.

By:	/s/ Richard Harrington

Name:	Richard Harrington
Title:	Chief Executive Officer

WAYNE E. BOWERS REVOCABLE LIVING TRUST

By:	/s/ Wanye E. Bowers

Name:	Wayne E. Bowers
Title:	Trustee

QUIET HARBOR TRUST

By:	/s/ Kenneth Colburn

Name:	Kenneth Colburn
Title:	Trustee

THE DAVID O’DONNELL REVOCABLE TRUST
DATED NOV. 15, 2008

By:	/s/ David J. O’Donnell

Name:	David J. O’Donnell
Title:	Trustee

LEGENCE SUBSIDIARY HOLDINGS, LLC

By:	/s/ Jeffrey Sprau

Name:	Jeffrey Sprau
Title: Chief Executive Officer

LEGENCE CORP.

By:	/s/ Jeffrey Sprau

Name:	Jeffrey Sprau
Title: Chief Executive Officer

[Signature Page to Equity Purchase Agreement]